As filed with the Securities and Exchange Commission on June 2, 2000
                                                     File No. 333-______________





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ____________________________

                                    FORM S-4

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                          ____________________________


                          UNITED COMMUNITY BANKS, INC.
               (Exact name of issuer as specified in its charter)

            GEORGIA                                               6712                                        58-1827304
(State or other jurisdiction of                       (PRIMARY STANDARD INDUSTRIAL                         (I.R.S. EMPLOYER
incorporation or organization)                         CLASSIFICATION CODE NUMBER)                      IDENTIFICATION NUMBER)

         POST OFFICE BOX 398, 63 HIGHWAY 515, BLAIRSVILLE, GEORGIA 30512
                                 (706) 745-2151
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                JIMMY C. TALLENT
                                    PRESIDENT
                          UNITED COMMUNITY BANKS, INC.
         POST OFFICE BOX 398, 63 HIGHWAY 515, BLAIRSVILLE, GEORGIA 30512
                                 (706) 745-2151
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

       RICHARD R. CHEATHAM                                      WALTER G. MOELING, IV
     KILPATRICK STOCKTON LLP                           POWELL, GOLDSTEIN, FRAZER & MURPHY, LLP
1100 PEACHTREE STREET, SUITE 2800                       191 PEACHTREE STREET, SIXTEENTH FLOOR
   ATLANTA, GEORGIA 30309-4530                               ATLANTA, GEORGIA 30303-1764
          (404) 815-6500       ______________________             (404) 572-6629


APPROXIMATE  DATE OF  COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: The exchange of the Registrant's shares for shares of common stock of North Point Bancshares, Inc. will take place upon consummation of the merger of North Point Bancshares, Inc. into the Registrant.
                               _____________________

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _____

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ____________________


                                                   CALCULATION OF REGISTRATION FEE
============================= ====================== ========================== =========================== =======================
  Title of Each Class of          Amount to be           Proposed Maximum            Proposed Maximum             Amount of
Securities to be Registered        Registered        Offering Price per Share    Aggregate Offering Price      Registration Fee
___________________________________________________________________________________________________________________________________
Common Stock, par value            958,211 <F1>                  <F2>                       <F2>                   $2,481.28
$1.00 per share
============================= ====================== ========================== =========================== =======================

[FN]

<F1>  The number of shares of United Community  Banks,  Inc. common  stock being registered hereunder is based upon the anticipated maximum number of such shares required to consummate the proposed merger of North Point Bancshares, Inc. into the Registrant. The Registrant will remove from registration by means of a post-effective amendment any shares being registered that are not issued in connection with the merger.

<F2> In accordance with Rule 457(f)(2), the  registration  fee is based upon the maximum number of shares of common stock of North Point Bancshares, Inc. that may be received by the Registrant pursuant to the merger (428,385 shares) multiplied by the book value per share of North Point Bancshares, Inc. as of March 31, 2000 ($21.94).

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

________________________________________________________________________________

                          NORTH POINT BANCSHARES, INC.
                               109 HIGHWAY 53 WEST
                         DAWSONVILLE, GEORGIA 30534-3414


Dear Shareholder of North Point Bancshares, Inc.:

         It is my pleasure to invite you to attend the special meeting of shareholders of North Point Bancshares, Inc. to be held at ___ .m. on July __, 2000, at 109 Highway 53 West, Dawsonville, Georgia.

         At the special meeting, you will be asked to consider and vote on a proposal to approve the Agreement and Plan of Merger dated as of March 3, 2000 between United Community Banks, Inc. and North Point whereby North Point will merge with United, United will remain as the surviving company, and Dawson County Bank will become a subsidiary of United. The boards of directors of United and North Point have agreed to the merger. If North Point shareholders approve the merger, North Point shareholders will receive 2.2368 shares of United common stock for each share of North Point common stock they own. Based upon 428,385 shares of North Point currently outstanding, United expects to issue 958,211 shares of its common stock in connection with the merger.

         AFTER CAREFUL CONSIDERATION, THE BOARD OF DIRECTORS OF NORTH POINT HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF NORTH POINT'S SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS VOTING FOR APPROVAL OF THE AGREEMENT AND PLAN OF MERGER AND THE TRANSACTIONS RELATED TO THE MERGER. Each member of the North Point board of directors has agreed to vote all shares of North Point common stock owned by such member in favor of the proposal.

         Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date, and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the transaction. If you do not return your card and do not vote at the shareholders meeting, the effect will be a vote against the merger. If your shares are held by a broker in "street name," you must instruct your broker to vote.

         The  proxy  statement/prospectus   accompanying  this  letter  contains
additional information regarding the proposed merger and the two companies. WE ENCOURAGE YOU TO READ THIS ENTIRE DOCUMENT CAREFULLY.

         The North Point board of directors strongly supports this strategic combination between United and North Point and appreciates your prompt attention to this very important matter.

                                       Sincerely,


                                       ______________________________________
                                       Don D. Gordon
                                       President and Chief Executive Officer

June _____, 2000.

                          NORTH POINT BANCSHARES, INC.
                               109 HIGHWAY 53 WEST
                         DAWSONVILLE, GEORGIA 30534-3414

               ---------------------------------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         OF NORTH POINT BANCSHARES, INC.
               ---------------------------------------------------

                           TO BE HELD ON JULY __, 2000

         A special meeting of shareholders of North Point Bancshares, Inc. will be held on June __, 2000, at ______.m., at 109 Highway 53 West, Dawsonville, Georgia 30534, for the following purposes:

         1. To vote on an Agreement and Plan of Merger and related matters, pursuant to which North Point Bancshares, Inc., a Georgia corporation, will merge with and into United Community Banks, Inc., a Georgia corporation, as more particularly described in the enclosed proxy statement/prospectus; and

         2. To transact other business as may properly come before the special meeting or any adjournments of the meeting.

         In connection with the merger, North Point shareholders will be entitled to receive 2.2368 shares of United common stock for each share of North Point common stock outstanding on the effective date of the merger and will receive a cash payment for any fractional shares in an amount equal to the fraction multiplied by $38.00.

         If the merger is completed, North Point shareholders who dissent will be entitled to be paid the "fair value" of their shares in cash, if they follow certain statutory provisions regarding the rights of dissenting shareholders, all as more fully explained under "The Proposed Merger -- Rights of Dissenting Shareholders" and in Appendix B to the attached proxy statement/prospectus. Only shareholders of record of North Point common stock at the close of business on May 15, 2000 will be entitled to notice of and to vote at the special meeting.

         A form of proxy and a proxy statement/prospectus are enclosed. The approval of the merger requires the approval of the holders of at least a majority of the North Point stock entitled to vote at the special meeting. To assure representation of your shares at the special meeting, please sign, date, and return the proxy promptly in the enclosed, stamped envelope. If you attend the special meeting, you may revoke your proxy at that time simply by requesting the right to vote in person. You may also withdraw a previously submitted proxy by notifying Jimmy C. Bruce in writing or by submitting an executed, later-dated proxy to North Point: 109 Highway 53 West, Dawsonville, Georgia 30534,
Attention: Jimmy C. Bruce, Secretary, prior to the special meeting. If you properly sign and return the proxy and do not revoke it, it will be voted at the special meeting in the manner that you specify in the proxy.

                                 By Order of the Board of Directors,


                                 -------------------------------------
                                 Jimmy C. Bruce
                                 Secretary
June __, 2000
Dawsonville, Georgia

      _____________________________________________________________________
     |                                                                     |
     |   PLEASE COMPLETE AND RETURN THE ENCLOSED PROXY PROMPTLY SO THAT    |
     |   YOUR VOTE MAY BE RECORDED AT THE MEETING IF YOU DO NOT ATTEND.    |
     |_____________________________________________________________________|

                                TABLE OF CONTENTS

Section                                                                 PAGE NO.
-------                                                                 --------

Where You Can Find More Information.........................................ii

A Warning about Forward Looking Statements..................................ii

Incorporation of Certain Documents by Reference.............................ii

Questions and Answers About the Meetings...................................iii

Summary......................................................................1

Comparative Share Data.......................................................5

Summary Consolidated Financial Information...................................6

Selected Pro Forma Financial Data............................................8

The Special Meeting..........................................................9

The Proposed Merger.........................................................10

Information about North Point Bancshares, Inc...............................19

North Point's Management's Discussion and Analysis of
     Financial Condition and Results of Operations..........................21

Pro Forma Consolidated Financial Information................................34

Information about United Community Banks, Inc...............................43

United's Management's Discussion and Analysis of
     Financial Condition and Results of Operations..........................54

Legal Opinions..............................................................81

Experts for United and North Point..........................................81

Other Matters that May Come Before the North Point Meeting..................81

Index to Financial Data....................................................F-1

Appendix A:  Agreement and Plan of Merger between United
     and North Point.......................................................A-1

Appendix B:  Georgia Dissenter's Rights Statutes...........................B-1

                       WHERE YOU CAN FIND MORE INFORMATION


         United is subject to the information requirements of the Securities Exchange Act of 1934, which means that United is required to file reports, proxy statements, and other information which you can read and copy at the Public Reference Section of the Securities and Exchange Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549. You may also obtain copies of the reports, proxy statements, and other information from the Public Reference Section of the SEC, at prescribed rates, by calling 1-800-SEC-0330 or by visiting the SEC's Website at http://www.sec.gov.

         United filed a registration statement on Form S-4 to register with the SEC the United common stock to be issued to North Point shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of United in addition to being a proxy statement of North Point for the special meeting of North Point shareholders to be held on July __, 2000. As allowed by the SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. This proxy statement/prospectus summarizes some of the documents that are exhibits to the registration statement, and you should refer to the exhibits for a more complete description of the matters covered by those documents.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         This document incorporates important business and financial information about United that is not included in or delivered with this proxy statement/prospectus. You can obtain a copy of any of the documents incorporated by reference, other than attached exhibits, by writing United Community Banks, Inc., Post Office Box 398, 63 Highway 515, Blairsville, Georgia 30512,
Attention: Pat Rusnak. You may also request a copy by telephone at (706) 745-2151. To assure timely delivery, you must make a request by July __, 2000.


                  A WARNING ABOUT FORWARD LOOKING STATEMENTS

         We   have   made    forward-looking    statements    in   this    proxy
statement/prospectus (and in other documents to which we refer in this proxy statement/prospectus) that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of United's and North Point's managements and on information currently available to members of management. Forward-looking statements include information concerning possible or assumed future results of operations of United after the proposed merger. Factors that could cause actual results to differ from results discussed in forward-looking statements include:

        1. economic conditions (both generally and in the markets where United and North Point operate);

        2. competition from other companies that provide financial services similar to those offered by United and North Point;

        3.  government regulation and legislation;

        4.  changes in interest rates; and

        5. unexpected changes in the financial stability and liquidity of United's and North Point's credit customers.

         Although we believe these forward-looking statements are reasonable, you should not place undue reliance on them because they are based on current expectations. Forward-looking statements are not guarantees of performance; rather, they involve risks, uncertainties, and assumptions. The future results and shareholder values of United following completion of the merger may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond United's ability to control or predict. For those statements, United claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

                    QUESTIONS AND ANSWERS ABOUT THE MERGER


Q:    WHAT WILL I RECEIVE IN THE MERGER?

A:    You will receive 2.2368 shares of United common stock in exchange for each share of North Point common stock that you hold.

       United will not issue fractional shares in the merger. Instead, North Point shareholders will receive a cash payment, without interest, for the value of any fraction of a share of United common stock that they would otherwise be entitled to receive based upon $38.00 a share of United common stock.

       FOR EXAMPLE, IF YOU OWN 100 SHARES OF NORTH POINT COMMON STOCK, THEN AFTER THE MERGER YOU WILL RECEIVE 223 SHARES OF UNITED COMMON STOCK AND A CHECK FOR 0.68 X $38.00, OR $25.84.

Q:     WHAT AM I BEING ASKED TO APPROVE?

A: You are being asked to approve the Agreement and Plan of Merger which provides for the merger of North Point into United. Approval of the proposal requires the affirmative vote of more than 50% of the outstanding shares of North Point common stock.

       The North Point board of directors has unanimously approved and adopted the merger agreement and recommends voting FOR approval of the merger agreement.

Q:     WHAT SHOULD I DO NOW?

A: Indicate on your proxy card how you want to vote, and sign and mail it in the enclosed envelope as soon as possible so that your shares will be represented at the meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the proposals presented for voting.

Q:     WHEN IS THE SHAREHOLDERS MEETING?

A: The special meeting will take place at _____.m. on July ___, 2000, at 109 Highway 53 West, Dawsonville, Georgia 30534. You may attend the meeting and vote your shares in person, rather than voting by proxy. In addition, you may withdraw your proxy up to and including the day of the shareholders' meeting by notifying North Point's secretary, Jimmy Bruce, in writing or by submitting an executed later-dated proxy to North Point at 109 Highway 53 West, Dawsonville, Georgia 30534, Attention Jimmy Bruce, Secretary, prior to the special meeting.

Q:    WHAT RISKS SHOULD I CONSIDER?

A:    You should  review  the  factors  considered  by each  company's  board of directors beginning on page ___.

Q:    WHEN IS THE MERGER EXPECTED TO BE COMPLETED?

A:    We are working to complete the merger during the third quarter of 2000.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares only if you instruct him to do so, following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted, and this will have the effect of voting against the merger.

Q:    SHOULD I SEND IN MY STOCK CERTIFICATES OF NORTH POINT NOW?

A:    No. After the merger is completed,  we will send you written  instructions
for   exchanging   your  North  Point  stock   certificates   for  United  stock
certificates.

                                   SUMMARY


         This summary highlights information from this document, and it may not contain all of the information that is important to you as you consider the proposed merger and other matters. For a more complete description of the terms of the proposed merger, you should carefully read this entire document and the documents to which we have referred you. The Agreement and Plan of Merger, which is the legal document that governs the proposed merger, is attached as Appendix A to this proxy statement/prospectus and is incorporated into this document.

THE COMPANIES

         UNITED COMMUNITY BANKS, INC.
         63 HIGHWAY 515
         BLAIRSVILLE, GEORGIA 30512
         (706) 745-2151

         United is a registered bank holding company based in Blairsville, Georgia. All of United's activities are conducted through its wholly-owned subsidiaries, which are listed below:

            o     United Community Bank, Blairsville, Georgia

            o     Carolina Community Bank, Murphy,  North Carolina,  acquired in
                  1990

            o     Towns County Bank, Hiawassee, Georgia, acquired in 1992

            o Peoples Bank of Fannin County, Blue Ridge, Georgia, acquired in 1992

            o     White County Bank, Cleveland, Georgia, acquired in 1995

            o     First Clayton Bank & Trust, Clayton, Georgia, acquired in 1997

            o     Bank of Adairsville, Adairsville, Georgia, acquired in 1999

            o     1st Floyd Bank, Rome, Georgia, acquired in 1999

         United also operates two finance companies, United Family Finance Co., with offices in Blue Ridge and Hiawassee, Georgia, and United Family Finance Co. of North Carolina, with offices in Franklin and Murphy, North Carolina.

         At March 31, 2000, United had total consolidated assets of $2.2 billion, total loans of approximately $1.5 billion, total deposits of approximately $1.7 billion, and shareholders' equity of approximately $98.4 million.

         NORTH POINT BANCSHARES, INC.
         109 HIGHWAY 53 WEST,
         DAWSONVILLE, GEORGIA 30534
         (706) 265-3232

         North Point is a one-bank holding company based in Dawsonville, Georgia. North Point's subsidiary, Dawson County Bank, is a full-service commercial bank with its main office and a branch located in Dawsonville, Georgia, and a branch located in Cumming, Georgia, which is operated under the tradename "North Point Bank." Dawson County Bank provides customary types of banking services such as checking accounts, savings accounts, and time deposits. It also engages in commercial and consumer lending, makes secured and unsecured loans, and provides other financial services.

         At March 31, 2000, North Point had total consolidated assets of approximately $115.1 million, total deposits of approximately $103.6 million, and total shareholders' equity of approximately $9.4 million.

THE MAIN TERMS OF THE MERGER

         If the merger is approved, North Point will be merged with United, United will remain as the surviving company, and Dawson County Bank will become a subsidiary of United. As a result of the merger, North Point shareholders will receive 2.2368 shares of United common stock for each share of North Point common stock that they own on the effective date of the merger. North Point shareholders will also receive a cash payment for any fractional shares in an amount equal to the fraction multiplied by $38.00.

THE SPECIAL MEETING

         The special meeting will be held on ____________, July __, 2000, at ________ ___.m., at 109 Highway 53 West, Dawsonville, Georgia 30534, for the purpose of voting on the merger. At the meeting, North Point shareholders will be asked to consider and vote on a proposal to approve and adopt the merger agreement. You are entitled to vote at the shareholders meeting if you owned shares of North Point common stock on May 15, 2000.

         Approval by holders of a majority of the North Point common stock outstanding on May 15, 2000, is required for the merger to be completed. Directors and executive officers of North Point who have agreed to vote their shares of North Point common stock in favor of the merger own or control 142,097 shares, or approximately 33.08%, of the outstanding shares of North Point common stock (based on 428,385 shares outstanding on May 15, 2000).

CONDITIONS, TERMINATION, AND EFFECTIVE DATE OF THE MERGER

         The merger will not occur unless certain conditions are met, and United or North Point can terminate the merger if specified events occur or fail to occur. The merger must be approved by North Point shareholders, the Board of Governors of the Federal Reserve System, and the Department of Banking and Finance of the State of Georgia. Under the North Point merger agreement, United may terminate the merger if the holders of more than 32,128 shares of North Point's outstanding common stock choose to exercise their dissenter's rights. The merger will close after the merger agreement is approved by North Point's shareholders and after a certificate of merger is filed as required under Georgia law. A condition to the closing of the merger is the approval by United shareholders of the increase in United's authorized common stock from 10,000,000 to 50,000,000 shares.

RIGHTS OF DISSENTING SHAREHOLDERS OF NORTH POINT

         If the merger is completed, North Point shareholders who dissent will be entitled to be paid the "fair value" of their shares in cash if they follow certain statutory provisions regarding the rights of dissenting shareholders. The rights of dissenting shareholders under Georgia law are discussed under "Rights of Dissenting Shareholders" at page ____ and in Appendix B.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

         North Point has received an opinion from Kilpatrick Stockton LLP stating that, assuming that the merger is completed as currently anticipated, neither North Point nor their respective shareholders who receive United stock in connection with the merger will recognize any gain or loss for federal income tax purposes. We have not requested a ruling to that effect from the Internal Revenue Service. Any cash that North Point shareholders receive as payment for any fractional interests or as payment after exercising their right to dissent will be treated as amounts distributed in redemption of North Point common stock, and will be taxable under the Internal Revenue Code as either ordinary income or capital gain or loss, depending upon each shareholder's particular circumstances. There will be no tax effect for the holders of United common stock.

ACCOUNTING TREATMENT OF THE MERGER

         We expect the merger to be accounted for as a pooling of interests, which means that we will treat North Point and United as if they had always been combined for accounting and financial reporting purposes.

MARKETS FOR CAPITAL STOCK

         UNITED. United's common stock is not currently traded on an established public market. Management of United is aware of approximately 118 trades between January 1, 2000 and May 1, 2000 aggregating approximately 22,282 shares of United common stock ranging from one share to a block of 1,000 shares, at prices ranging from $38.00 to $50.00 per share. Management of United is aware of approximately 551 trades in 1999 aggregating approximately 168,000 shares of United common stock ranging from one share to a block of 4,136 shares, at prices ranging from $35.00 to $55.00 per share. Management of United is aware of approximately 435 trades of United common stock during 1998, aggregating approximately 170,000 shares in blocks ranging from one share to a block of 4,000 shares, at prices ranging from $25.00 to $50.00. On May 9, 2000, United commenced a sale of between 350,000 and 450,000 shares of United common stock at a price of $38.00 per share. On February 8, 2000, the day prior to the announcement of United's merger with North Point, there were 15 sales of United common stock known to United's management, aggregating 1,537 shares ranging from one share to a block of 783 shares at a price of $40.00 per share and blocks of 20 to 71 shares at a price of $45.00 per share.

         NORTH POINT. North Point's common stock is not traded on an established public trading market. Management of North Point is not aware of any trades of North Point common stock in 2000. North Point management is aware of three trades in 1999 totaling 2,317 shares of North Point common stock, in blocks ranging from 39 shares to 1,500 shares, at prices ranging from $45.00 to $50.00 per share. Management of North Point is aware of one trade of North Point common stock during 1998, at a price of $50.00 per share.

DIVIDENDS

         UNITED. United paid a cash dividend of $0.075 on April 4, 2000 and aggregate cash dividends of $0.20 per share in 1999 and $0.15 per share in 1998. For information with respect to cash dividends paid in each of the last five years, see "Summary Consolidated Financial Information" at page _____. Although United intends to continue paying cash dividends, the amount and frequency of cash dividends will be determined by United's board of directors after consideration of earnings, capital requirements, and the financial condition of United. Cash dividends may not be declared in the future. Additionally, United's ability to pay cash dividends will depend on cash dividends paid to it by its subsidiary banks. The ability of those subsidiaries to pay dividends to United is restricted by certain regulatory requirements.

         NORTH POINT. North Point paid a per share cash dividend of $1.20 in 1999, $0.96 in 1998, and $0.88 in 1997. North Point paid a dividend for the first quarter of 2000 in the amount of $0.30 per share. Except for quarterly dividends paid in accordance with previous practices, North Point is prohibited under the merger agreement from paying dividends prior to the closing of the transaction.

         Whether North Point shareholders approve the merger agreement and regardless of whether the merger is completed, the future dividend policy of United and North Point will depend upon each company's earnings, financial condition, appropriate legal restrictions, and other factors relevant at the time the boards of directors considers whether to declare dividends.

INTERESTS OF DIRECTORS AND OFFICERS OF NORTH POINT IN THE MERGER

         Two officers of North Point have interests in the North Point merger as employees that are different from, or in addition to, yours as a North Point shareholder. The North Point board of directors recognized these interests and determined that they did not adversely affect the benefits of the merger to the North Point shareholders. United has agreed to enter into employment agreements with Don D. Gordon, currently the President and Chief Executive Officer of North Point, and with Greg Gordon, currently the Vice President of North Point and the son of Don D. Gordon.

RECENT DEVELOPMENTS OF UNITED

         United is currently conducting a public offering of between 350,000 and 450,000 shares of United common stock, pursuant to which United plans to raise from between $13.3 and $17.1 million in additional capital to provide capital for its subsidiary banks and for general corporate purposes.

         On March 3, 2000, United entered into an agreement to acquire Independent Bancshares, Inc., Powder Springs, Georgia, in exchange for 870,595 shares of United's common stock. As of March 31, 2000, Independent had $161.1 million in total assets, $141.4 million of total deposits, and $13.0 million of total shareholders' equity.

                             COMPARATIVE SHARE DATA

         The following table shows selected comparative unaudited per share data for United and North Point on a pro forma basis assuming the merger had been effective for the periods indicated, and on a pro forma equivalent basis. The table also shows selected comparative unaudited per share data for United, Independent, and North Point on a pro forma basis assuming that both mergers have been effective for the periods indicated. The mergers will be accounted for as pooling of interests transactions in accordance with generally accepted accounting principles.

         Equivalent earnings per share amounts for North Point have been calculated by multiplying the pro forma combined earnings per share by the exchange ratio (2.2368 shares of the United common stock for each share of North Point common stock). The North Point pro forma equivalent cash dividends per common share represent historical dividends declared by United multiplied by the applicable exchange ratio. The purpose of the pro forma equivalent per share amounts is for informational purposes only to show the pro forma net earnings that would have been earned for each share of North Point had the merger been completed for the periods indicated. This data should be read together with the historical financial statements of United and North Point including the related notes included elsewhere in this proxy statement/prospectus.

                                                                        AS OF AND FOR
                                                                       THE THREE MONTHS            AS OF AND FOR THE YEAR ENDED
                                                                        ENDED MARCH 31,                    DECEMBER 31,
                                                                             2000                  1999        1998         1997
NET INCOME PER COMMON SHARE (BASIC)
    United historical                                                      $  0.48                 1.70         1.60        1.42
    North Point historical                                                    0.92                 2.35         3.82        3.13
    United and North Point Pro Forma Combined <F1>                            0.47                 1.63         1.61        1.41
    North Point Pro Forma Equivalent <F2>                                     1.05                 3.65         3.61        3.16
    United, North Point, and Independent Pro Forma Combined <F5>           $  0.48                 1.66         1.59        1.41

CASH DIVIDENDS PER COMMON SHARE
    United historical                                                      $  0.075                0.200        0.150       0.100
    North Point historical                                                    0.300                1.200        0.960       0.880
    United and North Point Pro Forma Combined <F3>                            0.075                0.200        0.150       0.100
    North Point Pro Forma Equivalent <F4>                                     0.170                0.450        0.340       0.220
    United, North Point, and Independent Pro Forma                         $  0.075                0.200        0.150       0.100
       Combined <F3>

BOOK VALUE PER COMMON SHARE (PERIOD END)
    United historical                                                      $ 12.25                11.98        11.72       10.15
    North Point historical                                                   21.94                21.43        21.88       18.84
    United and North Point Pro Forma Combined <F1>                           11.99                11.73        11.52       10.96
    North Point Pro Forma Equivalent <F2>                                    26.83                26.23        25.76       24.52
    United, North Point, and Independent Pro Forma Combined <F5>           $ 12.31                12.08        11.80       11.24

<F1>     Computed giving effect to the merger

<F2>     Computed  based on the North Point per share  exchange  ratio of 2.2368 shares of United stock for each share of North Point stock

<F3>     Represents  historical  dividends  paid by United as it is assumed that
         United will not change its dividend policy as a result of the merger

<F4>     Represents  historical dividends paid per share by United multiplied by the exchange ratio of 2.2368 shares of United for each share of North Point stock.

<F5>     Computed  giving  effect  to  the  mergers  of  both  North  Point  and
         Independent

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

         The following tables present certain selected historical financial information for United and North Point. The data should be read in conjunction with the historical financial statements, including the related notes, and other financial information concerning United and North Point incorporated by reference in or accompanying this proxy statement/prospectus.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE        THREE MONTHS ENDED
AMOUNTS)                                            MARCH 31,                     AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                                 2000        1999         1999        1998        1997        1996          1995
-----------------------------------------------------------------------------------------------------------------------------------
UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES                        |
---------------------------------------------------------------------
INCOME STATEMENT
    Net interest income                      $    18,866      15,434      67,974      56,210      45,718      35,461        26,076
    Provision for loan losses                      1,546         980       5,104       2,612       2,814       1,751         1,128
    Non-interest income                            2,690       2,479      10,836       9,129       7,200       5,866         4,698
    Non-interest expense                          14,397      12,000      54,165      43,964      34,063      26,341        20,165
    Income taxes                                   1,789       1,640       5,893       5,990       4,987       4,180         2,634
    Net income                               $     3,824       3,293      13,648      12,773      11,054       9,055         6,847

PER COMMON SHARE
    Net income - basic                       $      0.48        0.41        1.70        1.60        1.42        1.22          0.99
    Net income - diluted                            0.47        0.40        1.66        1.57        1.40        1.20          0.97
    Cash dividends declared                        0.075        0.05        0.20        0.15        0.10        0.10          0.08
    Book value                               $     12.25       12.12       11.98       11.72       10.15        8.21          7.13
    Basic average shares outstanding               8,034       8,004       8,020       7,973       7,810       7,399         6,919
    Diluted average shares outstanding             8,317       8,293       8,316       8,246       8,031       7,590         7,105

AT PERIOD END
    Loans                                    $ 1,459,469   1,142,102   1,400,360   1,061,165     872,499     662,245       489,260
    Earning assets                             2,012,897   1,629,736   1,964,569   1,474,398   1,108,362     861,360       683,782
    Assets                                     2,174,621   1,771,645   2,131,440   1,591,399   1,216,693     926,844       738,651
    Deposits                                   1,668,485   1,318,544   1,649,392   1,238,323   1,033,756     809,149       660,146
    Shareholders' equity                     $    98,456      97,005      96,270      93,836      80,086      62,357        53,126
    Common shares outstanding                      8,034       8,004       8,034       8,004       7,894       7,594         7,454

AVERAGE BALANCES
    Loans                                    $ 1,441,126   1,093,080   1,237,892     956,452     773,245     567,456       434,682
    Earning assets                             2,021,074   1,537,503   1,760,738   1,257,559   1,009,770     755,201       586,997
    Assets                                     2,155,171   1,653,091   1,896,189   1,355,303   1,077,978     817,682       631,247
    Deposits                                 $ 1,671,675   1,266,680   1,447,861   1,145,425     939,642     724,845       558,423
    Shareholders' equity                     $    96,698      95,375      95,253      86,082      71,121      57,886        45,478
    Weighted average shares outstanding            8,034       8,004       8,020       7,973       7,810       7,399         6,919

PERFORMANCE RATIOS
    Return on average assets                       0.71%       0.81%       0.72%       0.94%       1.03%       1.11%         1.08%
    Return on average shareholders' equity        15.91%       14.0%      14.33%      14.84%      15.54%      15.64%        15.06%
    Average equity to average assets               4.49%       5.77%       5.02%       6.35%       6.60%       7.08%         7.20%
    Average loans to average deposits             86.21%      86.29%      85.50%      83.50%      82.29%      78.29%        77.84%

EXCLUDING MERGER-RELATED CHARGES*
    Net income                               $     3,824       3,293      14,803      12,773      11,054       9,055         6,847
    Basic earnings per share                 $      0.48        0.41        1.85        1.60        1.42        1.22          0.99
    Diluted earnings per share               $      0.47        0.40        1.80        1.57        1.40        1.20          0.97
    Return on average assets                       0.71%       0.81%       0.78%       0.94%       1.03%       1.11%         1.08%
    Return on average shareholders' equity        15.91%      14.00%      15.54%      14.84%      15.54%      15.64%        15.06%

(*)  Amounts and ratios exclude merger-related charges recorded in 1999 in connection with the merger of United Community Banks,
Inc. and 1st Floyd Bankshares, Inc.

                                               THREE MONTHS ENDED                AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                                    MARCH 31,
                                                 2000        1999           1999        1998        1997        1996          1995
-----------------------------------------------------------------------------------------------------------------------------------
NORTH POINT BANCSHARES, INC. AND SUBSIDIARY                          |
---------------------------------------------------------------------
INCOME STATEMENT
    Net interest income                        $   1,195      1,064        4,527       4,690       4,040       3,457          2,877
    Provision for loan losses                         20         30          620         200         175         160             70
    Non-interest income                              182        162          625         653         626         580            406
    Non-interest expense                             814        676        3,070       2,692       2,490       2,316          2,085
    Income taxes                                     151        160          453         814         662         487            328
    Net income                                 $     392        360        1,009       1,637       1,339       1,074            800

PER COMMON SHARE
    Basic earnings                             $    0.92       0.84         2.35        3.82        3.13        2.51           1.87
    Diluted earnings                                0.92       0.84         2.35        3.82        3.13        2.51           1.87
    Cash dividends declared                         0.30       0.30         1.20        0.96        0.88        0.80           0.73
    Book value                                     21.94      21.91        21.43       21.88       18.84       16.49          14.74
    Basic average shares outstanding(2)              428        428          428         428         428         428            428
    Diluted average shares outstanding(2)            428        428          428         428         428         428            428

AT PERIOD END
    Loans                                      $  75,336     56,295       62,212      54,547      48,111      40,716         32,958
    Earning assets                               160,576     95,947       98,507      87,912      80,294      70,891         59,040
    Assets                                       115,096    102,185      106,478      93,880      85,299      77,361         63,801
    Deposits                                     103,638     92,174       96,565      84,115      76,804      69,753         57,231
    Shareholders' equity                           9,389      9,378        9,180       9,372       8,071       7,064          6,315
    Common shares outstanding                        428        428          428         428         428         428            428

AVERAGE BALANCES
    Loans                                         64,305     55,855       57,961      55,554      45,137      37,443         31,583
    Earning assets                               101,728     92,230       96,435      84,280      74,637      66,663         55,656
    Assets                                       109,594     98,316      102,774      89,725      80,597      71,416         61,148
    Deposits                                      97,093     86,323       92,980      80,472      74,048      65,704         55,233
    Shareholders' equity                           9,333      9,050        9,276       8,722       7,568       6,690          6,009
    Weighted average shares outstanding              428        428          428         428         428         428            428

PERFORMANCE RATIOS
    Return on average assets                       1.44%      1.47%        0.98%       1.82%       1.66%       1.50%          1.31%
    Return on average shareholders' equity        16.89%     16.00%       10.88%      18.77%      17.69%      16.06%         13.31%
    Average equity to average assets               8.52%      9.20%        9.03%       9.72%       9.39%       9.37%          9.83%
    Average loans to average deposits             66.23%     64.70%       64.01%      69.04%      60.96%      56.99%         57.18%

(2) Retroactively adjusted for stock dividends.

                        SELECTED PRO FORMA FINANCIAL DATA

         The following unaudited selected financial data presents selected pro forma financial information for United and North Point. The selected pro forma financial information gives effect to the acquisition of North Point as of the date or at the beginning of the period indicated, assuming the acquisition is accounted for as a pooling of interests. The pro forma balance sheet information has been prepared as if the acquisition had been completed on March 31, 2000. The pro forma operating data has been prepared as if the acquisition had been completed on January 1, 1997. The unaudited pro forma financial data is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operation which actually would have occurred if the transaction had been completed at the date and for the periods indicated or which may be obtained in the future. See "Pro Forma Consolidated Financial Information."

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

UNITED AND NORTH POINT
                                           FOR THE THREE MONTHS ENDED                  FOR THE YEAR ENDED
                                                    MARCH 31,                             DECEMBER 31,
                                              2000           1999              1999             1998           1997
                                          ------------- ---------------- ----------------- --------------- -------------

BALANCE SHEET DATA
   Total assets                           $ 2,289,731
   Federal funds sold                             170
   Investment securities                      577,325
   Loans held for sale                          4,588
   Loans, net of allowance for loan         1,514,673
      losses
   Deposits                                 1,772,123
   Trust preferred securities                  21,000
   Long-Term debt                             368,019
   Shareholders' equity                       107,845

EARNINGS DATA
   Interest income                        $    45,686       34,762          $  157,896       $  123,907      $ 101,031
   Interest expense                            25,625       18,264              85,395           63,007         51,272
   Net interest income                         20,061       16,498              72,501           60,900         49,759
   Provision for loan losses                    1,566        1,010               5,724            2,812          2,989
   Non-interest income                          2,872        2,641              11,461            9,782          7,826
   Non-interest expense                        15,211       12,676              57,235           46,656         36,553
   Income taxes                                 1,940        1,800               6,346            6,804          5,649
   Net income                                   4,216        3,653              14,657           14,410         12,394
   Basic earnings per share                      0.47         0.41                1.63             1.61           1.41
   Diluted earnings per share                    0.46         0.40                1.60             1.59           1.40
   Cash dividends per share               $    0.0813       0.0590          $    0.246       $    0.185      $   0.133

                               THE SPECIAL MEETING

         This proxy statement/prospectus is being furnished to the holders of North Point common stock in connection with the solicitation by North Point's board of directors of proxies for use at the special meeting of North Point shareholders for the purpose of voting upon a proposal to approve the Agreement and Plan of Merger and the related transactions between United and North Point. The special meeting of North Point shareholders will be held at _____________m. on July __, 2000, at the main office of North Point located at 109 Highway 53 West, Dawsonville, Georgia 30534.

         North Point shareholders are requested to promptly sign, date, and return the accompanying proxy card to North Point in the enclosed postage-paid envelope. Any North Point shareholder who has delivered a proxy may revoke it at any time before it is voted by giving notice of revocation in writing or submitting to North Point a signed proxy bearing a later date, provided that such notice or proxy is actually received by North Point prior to the taking of the shareholder vote, or by electing to vote in person at the special meeting. Any notice of revocation should be sent to North Point Bancshares, Inc., 109 Highway 53 West, Dawsonville, Georgia 30534, Attention: Jimmy C. Bruce, Corporate Secretary. The shares represented by properly executed proxies received at or prior to the North Point special meeting and not subsequently revoked will be voted as directed in such proxies. If instructions are not given, shares represented by proxies received will be voted for approval of the agreement and in the discretion of the proxy holder as to any other matters that properly may come before the North Point special meeting. As of the date of this proxy statement/prospectus, North Point is unaware of any other matter to be presented at the special meeting.

         Solicitation of proxies will be made by mail, but also may be made by telephone or in person by the directors, officers, and employees of North Point, who will receive no additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses.

         North Point shareholders should NOT forward any stock certificates with their proxy cards.

                               THE PROPOSED MERGER

BACKGROUND OF AND REASONS FOR THE MERGER

         In a strategic planning session in 1999, the board of directors and senior management of North Point considered a variety of possible alternatives for North Point to pursue. In mid-December 1999, Don Gordon, the Chief Executive Officer of North Point, approached Jimmy Tallent, President and Chief Executive Officer of United, to determine if there might be some interest in considering a merger of the institutions. On December 23, 1999, Don Gordon, Clayton Bartlett, Chairman of the Board of North Point, and Greg Gordon, the Vice President of North Point, met with Mr. Tallent and other members of United's senior management in Blairsville to discuss the proposal in greater detail.

         On January 28, 2000, United's board of directors approved the Agreement and Plan of Reorganization and the Agreement and Plan of Merger between North Point and United. This decision was based on the consideration by United's board of directors of the business and operations and asset quality of North Point as well as the attractiveness of the North Point franchise and its management team and the compatibility of that franchise with the operations of United.

         On February 1, 2000, at a special called meeting of the North Point board of directors, Don Gordon reported to the board of directors about their meetings with United's senior management and reviewed financial information on United and North Point related to the valuation, and the terms and conditions of the United proposal. This financial information included the pro forma financial impact of the merger at a range of prices. The board of directors authorized Mr. Gordon to proceed with negotiations.

         On February 7, 2000, Mr. Tallent made a presentation concerning United's business and operation to the North Point board of directors at a special called meeting. On that date, the parties entered into a letter of intent outlining terms and conditions of a proposed merger.

         At a meeting held on February 28, 2000, the North Point board of directors approved the Agreement and Plan of Reorganization and the Agreement and Plan of Merger between North Point and United. In deciding to enter into the agreements, the board of directors of North Point considered a number of factors in evaluating the merger, including:

         (a)   The value  of  the   consideration  to  be  received  by  Company
         shareholders relative to the book value and earnings per share of North Point Common Stock;

         (b) Certain information concerning the financial condition, results of operations and business prospects of United;

         (c) The financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed transaction with United;

         (d) The alternatives to the merger, including remaining an independent institution;

         (e)   The  competitive   and  regulatory   environment   for  financial
         institutions generally; and

         (f) The fact that the merger will enable North Point shareholders to exchange their shares of Company Common Stock, in a tax-free transaction, for shares of common stock of a larger company, the stock of which is more widely held and more liquid than that of the North Point.

         On February 9, 2000, United and North Point issued a joint press release describing the transaction, and on March 3, 2000, the parties executed the Agreement and Plan of Reorganization.

         The board of directors of North Point believes the merger is in the best interest of its shareholders because the merger will permit them to exchange their ownership interest in North Point for an equity interest in

United, which has greater financial resources than North Point. The board of directors of North Point also believes that the terms of the merger, including the basis of exchange, 2.2368 shares of United common stock for each share of North Point common stock, which was determined through arms-length negotiations between United and North Point, are fair and equitable and take into account the relative earning power of United and North Point, historic and anticipated operations, the economies of scale to be achieved through the merger, the trading prices of the stocks of the respective companies and other pertinent factors. The exchange ratio of 2.2368 shares of United's common stock for each share of North Point common stock represents a multiple of 3.9 times North Point's book value as of March 31, 2000, and 35.0 times trailing 12 months earnings per share if United common stock is valued at $38.00 a share.

         The board of directors of North Point believes that the size of the combined organization, approximately $2.3 billion in assets as of March 31, 2000, is sufficiently large to take advantage over time of significant economies of scale, but is still small enough to maintain the competitive advantages management believes are afforded community-oriented banks over the larger regional and super-regional banks. It has become increasingly apparent to the management of North Point that, in the current regulatory and competitive environment, larger organizations with greater economies of scale, including the ability to spread largely fixed costs over a larger gross income base and the ability to attract management talent able to compete in a more sophisticated financial-services environment, will be more successful than smaller organizations such as North Point separately. Management of United and North Point believe that there is a future for community banks in the banking industry, but that community banks will be required to achieve a critical size to maintain above-average economic performance.

THE MERGER BETWEEN UNITED AND NORTH POINT

         The material features of the merger are summarized below.

         EFFECTIVE DATE. The merger will be effective upon the approval of the Agreement and Plan of Merger by the North Point shareholders and the filing of a certificate of merger with the Georgia Secretary of State. The merger also is subject to approval by the Board of Governors of the Federal Reserve System and the Department of Banking and Finance of the State of Georgia. Management of United and North Point anticipate that the merger will become effective in the third quarter of 2000.

         TERMS OF THE MERGER. On the effective date of the merger, each outstanding share of North Point common stock will be converted into and exchanged for 2.2368 shares of United common stock. If, prior to the effective date, the outstanding shares of United common stock are increased through a stock dividend, stock split, subdivision, recapitalization, or reclassification of shares, or are combined into a lesser number of shares by reclassification, recapitalization, or reduction of capital, the number of shares of United common stock to be delivered pursuant to the merger in exchange for a share of North Point common stock will be proportionately adjusted.

         United will not issue fractional share certificates of common stock in connection with the merger, and an outstanding fractional share interest will not entitle the owner to vote, to receive dividends, or to any rights of a shareholder of United with respect to that fractional interest. Instead of issuing any fractional shares of common stock, United will pay in cash an amount (computed to the nearest cent) equal to the fraction of the share multiplied by $38.00 per share.

         If the merger is completed, shareholders of North Point will become shareholders of United, North Point will be merged with United, and North Point will cease to exist as a separate entity. Following the merger, the Restated Articles of Incorporation, Bylaws, corporate identity, and existence of United will not be changed.

         TERMINATION AND CONDITIONS OF CLOSING. The merger may be abandoned at any time either before or after approval of the Agreement and Plan of Merger by the shareholders of North Point, but not later than the effective date:

         o by either party, if the other party has a material adverse change in its financial condition or business;

         o by either party, if the other party materially breaches any of the representations or warranties or any covenant or agreement it made under the merger agreement;

         o by either party, if it learns of undisclosed information which the other party was required to disclose pursuant to the merger agreement, which materially and adversely affects the business, properties, assets, or earnings of the other party;

         o by either party, if a lawsuit is filed or threatened which could prohibit or otherwise materially affect the merger or the completion of the merger and which either party believes, in good faith, would make completion of the merger inadvisable;

         o by either party, if the merger is not completed by August 31, 2000;

         o by United, if the holders of 32,128 or more of the outstanding shares of North Point common stock choose to dissent from the merger and demand payment in cash;

         o by either party, if the North Point shareholders do not approve the Agreement and Plan of Merger; or

         o by either party, if it learns of any potential liability of the other party which results from the other party's non-compliance with any environmental law or from the environmental condition of the properties or assets of the other party.

         The following are some of the required conditions of closing:

         o        the  accuracy of the  representations  and  warranties  of all
                  parties   contained  in  the  merger   agreement  and  related
                  documents as of the date when made and the effective date;

         o the performance of all agreements and conditions required by the merger agreement;

         o the delivery of officers certificates, resolutions, and legal opinions to North Point and United;

         o approval of the Agreement and Plan of Merger by the North Point shareholders;

         o        receipt  of  all  necessary   authorizations  of  governmental
                  authorities and the expiration of any regulatory waiting periods;

         o effectiveness of the registration statement of United relating to the shares of United common stock to be issued to North Point shareholders in the merger, of which this document forms a part;

         o the receipt by North Point of the opinion of Kilpatrick Stockton LLP as to the tax consequences to North
                  Point shareholders;

         o the receipt by United of an opinion of Porter Keadle Moore LLP that the merger will be accounted for as a pooling of interests; and

         o the issuance of a certificate of merger by the Secretary of State of Georgia.

         SURRENDER OF CERTIFICATES. Shortly after the effective date of the merger, each holder of North Point common stock will be required to deliver his or her shares of North Point common stock to United's transfer agent, SunTrust Bank. After delivering those shares, the holder will receive a stock certificate for the number shares of United common stock that the holder is entitled to receive under the merger agreement and a cash payment for any fractional interest in United common stock. Until a holder delivers his or her shares of North Point common stock to SunTrust, he or she will not receive payment of any dividends or other distributions on shares of United common stock into which his shares of North Point common stock have been converted and will not receive any notices sent by United to its shareholders with respect to, or to vote, those shares. After delivering the shares to SunTrust, the holder will then be entitled to receive any dividends or other distributions (without interest) which became payable after the merger but prior to the holder's delivery of the certificates to SunTrust.

REQUIRED SHAREHOLDER APPROVAL

         The holders of a majority of the outstanding shares of North Point common stock entitled to vote at the special meeting must approve the Agreement and Plan of Merger for the merger to be completed. Abstentions from voting and broker non-votes will be included in determining whether a quorum is present and will have the effect of a vote against the Agreement and Plan of Merger.

         On May 15, 2000, the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting, the outstanding voting securities of North Point consisted of 428,385 shares of common stock, with registered holders thereof being entitled to one vote per share. Certain executive officers and members of North Point's board of directors, who have entered into agreements with United to vote their shares of North Point common stock in favor of the merger, own or control 142,097 shares, or approximately 33.08%, of the outstanding shares of North Point common stock, based on 428,385 shares outstanding as of May 1, 2000.

EXPENSES

         United will pay all of its expenses incurred in connection with the authorization, preparation, execution, and performance of the merger agreement, including all fees and expenses of its agents, representatives, counsel, and accountants and the fees and expenses related to filing regulatory applications with state and federal authorities in connection with the transactions contemplated thereby. North Point will pay all of its expenses incurred in connection with the authorization, preparation, execution, and performance of the merger agreement, including all fees and expenses of agents, representatives, counsel, and accountants for North Point.

CONDUCT OF BUSINESS OF NORTH POINT PENDING CLOSING

         The merger agreement provides that, pending consummation of the merger, North Point will, except with the written consent of United:

         o conduct its business only in the ordinary course, without creating any indebtedness for borrowed money (other than deposit and similar accounts and customary credit arrangements between banks in the ordinary course of business);

         o        not engage in or  undertake  any action that would lead to the
                  disqualification   of  the  pooling  of  interests  method  of
                  accounting;

         o        maintain  its   properties   and  assets  in  good   operating
                  condition, ordinary wear and tear excepted;

         o maintain and keep in effect all of its current insurance policies;

         o not make any change in the authorized or issued capital stock or other securities of North Point, and will not issue or grant any right or option to purchase or otherwise acquire any of the capital stock or other securities of North Point other than pursuant to existing stock option grants;

         o not declare or make any dividend, distribution, or payment on the capital stock of North Point or, directly or indirectly, redeem, purchase, or otherwise acquire any of its capital stock;

         o        not amend its Articles of Incorporation or Bylaws;

         o        maintain its corporate existence and powers;

         o not acquire any other entity or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to it;

         o not acquire or dispose of any real property or interest on any real property (except for sales in the ordinary course of business) or, except in the ordinary course of business, sell or otherwise transfer or encumber any other tangible or intangible asset;

         o        not change any of its banking arrangements;

         o        not enter into any new material contracts;

         o maintain its books and records in the ordinary course of business;

         o advise United of any material adverse change in North Point's business; and

         o file all reports required to be filed with any regulatory or governmental agencies.

INTEREST OF MANAGEMENT IN THE TRANSACTION; CONDUCT OF BUSINESS AFTER THE MERGER

         Except as set forth below, no director or officer of North Point or any of their associates has any direct or indirect material interest in the merger, except that those persons may own shares of North Point common stock which will be converted in the merger into United common stock. Other than as described below, United and North Point do not anticipate that the merger will result in any material change in compensation to employees of North Point.

         Effective upon completion of the merger, United will enter into an employment agreement with Don D. Gordon, employing Mr. Gordon as President and Chief Executive Officer of Dawson County Bank, which will be a subsidiary of United, for an annually renewable term of three years. Mr. Gordon will receive a salary of $163,000 per year, and he will be entitled to receive options for 10,000 shares of United's common stock (at an exercise price of $38.00 per share). On February 7, 2000, Mr. Gordon received a one-time pre-tax cash bonus of $100,000 from United, and he will receive an additional payment of $150,000 upon the closing of the merger. United will be able to terminate Mr. Gordon's employment agreement for cause (as defined in the agreement) or upon Mr. Gordon's death, disability, or inability to effectively carry out his duties. Mr. Gordon will be able to terminate the agreement upon specified actions or inactions of United. If Mr. Gordon is terminated due to a change of control of United (as defined in the agreement), he will receive a payment equal to his then-current annual salary for a period of two years from his date of termination. Mr. Gordon's employment agreement also provides, unless he is terminated under specified circumstances, that Mr. Gordon will not compete with United in Dawson County, Georgia for a period of one year after his employment with United is terminated.

         In addition, effective upon completion of the merger, United will enter into an employment agreement with Greg Gordon, the son of Don D. Gordon, employing Mr. Gordon as Vice President of Dawson County Bank for a term of one year on terms comparable to those in Don Gordon's employment agreement except that Greg Gordon will receive a salary of $54,000 per year, and he will not receive a cash bonus or stock options.

         In the merger agreement, United has agreed to continue employee benefits for North Point employees that are substantially similar to those United currently provides to its employees, and to indemnify each person entitled to indemnification by North Point or Dawson County Bank for liabilities arising from acts or omissions arising prior to the effective date.

COMPARISON OF THE RIGHTS OF NORTH POINT AND UNITED SHAREHOLDERS

         Upon completion of the merger, holders of North Point common stock (other than dissenting shareholders) will become shareholders of United. The following is a summary of material differences between the rights of holders of United common stock and holders of North Point common stock. Because United and North Point are both organized under the laws of Georgia, any differences arise from differing provisions of the corporations' respective articles of incorporation and bylaws.

         DIRECTORS

         UNITED. The United Bylaws provide for a board of directors consisting of from eight to 14 members.

         NORTH POINT. The North Point Bylaws provide for a board of directors consisting of from three to ten directors.

         MATTERS CONSIDERED AT ANNUAL MEETINGS

         UNITED. The United Bylaws limit the business that may be conducted at an annual meeting of shareholders to business brought before the meeting by or at the direction of the board of directors prior to the meeting, by or at the direction of the Chairman of the Board, Chief Executive Officer, President, or by a United shareholder who delivers notice of the business in writing to the Secretary of United by the later of (a) 14 days prior to the meeting or (b) five days after notice of the meeting is provided to United shareholders. The chairman of an annual meeting has the right to declare that any proposed business that does not comply with these provisions is out of order and will not be considered at the meeting.

         NORTH POINT. The North Point Bylaws do not restrict matters which may be considered at an annual meeting of shareholders.

ACCOUNTING TREATMENT

         United will account for the merger as a pooling of interests transaction in accordance with generally accepted accounting principles. Under this accounting method, holders of North Point common stock will be deemed to have combined their existing voting common stock interests with the holders of United common stock by exchanging their shares for shares of United common stock, and as a result, the assets and liabilities of North Point will be added to those of United at their recorded book value, and the shareholders' equity accounts of North Point and United would be combined on United's consolidated balance sheet. The unaudited pro forma financial information contained in this proxy statement/prospectus has been prepared using the pooling of interests accounting method to account for the merger.

RESALES OF UNITED STOCK BY DIRECTORS AND OFFICERS OF NORTH POINT

         Although United has registered the United common stock to be issued upon completion of the merger under the Securities Act of 1933, the directors, officers, and shareholders of North Point who are deemed to be affiliates of North Point may not resell the United common stock received by them unless those sales are made pursuant to an effective registration statement under the Securities Act, Rules 144 and 145 under the Securities Act, or another exemption from registration under the Securities Act. Rules 144 and 145 place limitations on the amount of and manner that securities can be sold by affiliates. Because the United common stock is not publicly traded and is not listed on a stock exchange or quoted in the over-the-counter market, affiliates will not be able to sell their United common stock pursuant to Rules 144 and 145.

REGULATORY APPROVALS

         The Board of Governors of the Federal Reserve System and the Department of Banking and Finance of the State of Georgia have approved the merger. In determining whether to grant that approval, the Federal Reserve and the Department of Banking and Finance considered the effect of the merger on the financial and managerial resources and future prospects of the companies and banks concerned and the convenience and needs of the communities served.

         THE DEPARTMENT OF BANKING AND FINANCE'S REVIEW OF THE APPLICATION DID NOT INCLUDE AN EVALUATION OF THE PROPOSED TRANSACTION FROM THE FINANCIAL PERSPECTIVE OF THE INDIVIDUAL SHAREHOLDERS OF NORTH POINT. FURTHER, NO SHAREHOLDER SHOULD CONSTRUE AN APPROVAL OF THE APPLICATION BY THE DEPARTMENT OF BANKING AND FINANCE TO BE A RECOMMENDATION THAT THE SHAREHOLDERS VOTE TO APPROVE THE PROPOSAL. EACH SHAREHOLDER ENTITLED TO VOTE SHOULD EVALUATE THE PROPOSAL TO DETERMINE THE PERSONAL FINANCIAL IMPACT OF THE COMPLETION OF THE PROPOSED TRANSACTION. SHAREHOLDERS NOT FULLY KNOWLEDGEABLE IN SUCH MATTERS ARE ADVISED TO OBTAIN THE ASSISTANCE OF COMPETENT PROFESSIONALS IN EVALUATING ALL ASPECTS OF THE PROPOSAL INCLUDING ANY DETERMINATION THAT THE COMPLETION OF THE PROPOSED TRANSACTION IS IN THE BEST FINANCIAL INTEREST OF THE SHAREHOLDER.

RIGHTS OF DISSENTING SHAREHOLDERS

         Any shareholder of record of North Point common stock who objects to the merger and who complies with Section 14-2-1301 et seq. of the Georgia Business Corporation Code will be entitled to demand and receive payment in cash of an amount equal to the fair value of all, but not less than all, of his or her shares of North Point common stock if the merger is completed. A shareholder of record may assert dissenters' rights as to fewer than the shares registered in that shareholder's name only if he or she dissents with respect to all shares beneficially owned by any one beneficial owner and notifies North Point in writing of the name and address of each person on whose behalf he asserts dissenters' rights. For the purpose of determining the amount to be received in connection with the exercise of statutory dissenters' rights under the Georgia Business Corporation Code, the fair value of a dissenting shareholder's North Point common stock equals the value of the shares immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger.

         Any North Point shareholder desiring to receive payment of the fair value of his or her shares of North Point common stock in accordance with the requirements of the Georgia Business Corporation Code:

         (a) must deliver to North Point, prior to the time the shareholder vote on the merger agreement is taken, a written notice of his or her intent to demand payment for his or her shares if the merger is completed;

         (b) must not vote his or her shares in favor of the merger agreement; and

         (c) must demand payment and deposit stock certificates representing his or her North Point common stock in accordance with the terms of a notice which will be sent to the shareholder by North Point no later than ten days after the merger is completed.

         A filing of the written notice of intent to dissent with respect to the merger agreement should be sent to: Jimmy C. Bruce, Secretary, North Point Bancshares, Inc., 109 Highway 53 West, Dawsonville, Georgia 30534-3414. A VOTE AGAINST THE MERGER AGREEMENT ALONE WILL NOT SATISFY THE REQUIREMENTS FOR THE SEPARATE WRITTEN NOTICE OF INTENT TO DISSENT TO THE MERGER, THE SEPARATE WRITTEN DEMAND FOR PAYMENT OF THE FAIR VALUE OF SHARES OF NORTH POINT COMMON STOCK AND THE DEPOSIT OF THE STOCK CERTIFICATES, WHICH ARE REFERRED TO IN CONDITIONS (A) AND (C) ABOVE. RATHER, A DISSENTING SHAREHOLDER MUST SEPARATELY COMPLY WITH ALL OF THOSE CONDITIONS.

         Within ten days of the later of the effective date or receipt of a payment demand by a shareholder who deposits his or her stock certificates in accordance with North Point's dissenter's notice sent to those shareholders who notified North Point of their intent to dissent, described in (c) above, United must offer to pay to each dissenting shareholder the amount United estimates to be the fair value of the dissenting shareholder's shares, plus accrued interest. That notice and offer must be accompanied by:

         (a) North Point's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of making an offer, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

         (b)      an explanation of how the interest was calculated;

         (c) a statement of the dissenting shareholder's right to demand payment of a different amount under Section 14-2-1327 of the Georgia Business Corporation Code; and

         (d) a copy of the dissenters' rights provisions of the Georgia Business Corporation Code.

         If the dissenting shareholder accepts North Point's offer by written notice to North Point within 30 days after United's offer, or is deemed to have accepted the offer by not responding to that offer within that 30-day period, United must make payment for his or her shares within 60 days after the making of the offer or the effective date, whichever is later. Upon payment of the agreed value, the dissenting shareholder will cease to have any interest in his or her shares of North Point common stock.

         If within 30 days after United offers payment for the shares of a dissenting shareholder, the dissenting shareholder does not accept the estimate of fair value of his or her shares and interest due thereon and demands payment of his or her own estimate of the fair value of the shares and interest due thereon, then United, within 60 days after receiving the payment demand of a different amount from a dissenting shareholder, must file an action in the superior court in Dawson County, Georgia, requesting that the fair value of those shares be determined. United must make all dissenting shareholders whose demands remain unsettled parties to the proceeding. If United does not commence the proceeding within that 60-day period, it will be required to pay each dissenting shareholder whose demand remains unsettled the amount demanded by the dissenting shareholder.

         North Point urges its shareholders to read all of the dissenter's rights provisions of the Georgia Business Corporation Code, which are reproduced in full in Appendix C to this proxy statement/prospectus and which are incorporated by reference into this proxy statement/prospectus.

MATERIAL  FEDERAL  INCOME TAX  CONSEQUENCES  OF THE  MERGER  AND  OPINION OF TAX
COUNSEL

         North Point has received an opinion from Kilpatrick Stockton LLP, to the effect that, assuming the merger is completed in accordance with the terms of the merger agreement:

         (a) The merger of North Point into United and the issuance of shares of United common stock, as described in the merger agreement, will constitute a tax-free reorganization under
                  Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended.

         (b) Holders of North Point common stock will not recognize any gain or loss upon the exchange of that stock for United common stock as a result of the merger.

         (c) Holders of North Point common stock will recognize gain or loss pursuant to Section 302 of the Internal Revenue Code upon their receipt of cash instead of fractional shares of United common stock and upon their receipt of cash pursuant to their exercise of dissenter's rights.

         (d) North Point will not recognize any gain or loss as a result of the merger.

         (e) The aggregate tax basis of the United common stock received by shareholders of North Point pursuant to the merger will be the same as the tax basis of the shares of North Point common stock exchanged therefor, decreased by any portion of that tax basis allocated to fractional shares of United common stock that are treated as redeemed by United.

         (f) The holding period of the shares of United common stock received by the shareholders of North Point will include the holding period of the shares of North Point common stock exchanged therefor, provided that the North Point common stock is held as a capital asset on the date of completion of the merger.

         No ruling will be requested from the Internal Revenue Service with respect to any Federal income tax consequences of the merger.

         THE FOREGOING TAX OPINION AND THE PRECEDING DISCUSSION RELATE TO THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO NORTH POINT
SHAREHOLDERS. NORTH POINT SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO ANY STATE, LOCAL, OR OTHER TAX CONSEQUENCES OF THE MERGER.

                 INFORMATION ABOUT NORTH POINT BANCSHARES, INC.

DESCRIPTION OF BUSINESS

         North Point is a one-bank holding company which, through its subsidiary, Dawson County Bank, provides banking services through its two full-service banking offices in Dawsonville, Georgia, and one full-service banking office in Cumming, Georgia. The Company's executive office is located at 109 Highway 53 West, Dawsonville, Georgia 30534, and its telephone number is
(706) 265-3232. Dawson County Bank offers a broad range of customary banking services including commercial, mortgage, and consumer loans; checking, savings, and time deposit accounts; wire transfers; and rental of safety deposit boxes.

         As of March 31, 2000, North Point had total consolidated assets of approximately $115.1 million, total deposits of approximately $103.6 million, and total shareholders' equity of approximately $9.4 million. At March 31, 2000, North Point had 36 full-time employees.

         North Point was incorporated on October 10, 1984, as a Georgia business corporation. On January 11, 1985, North Point acquired control of Dawson County Bank, which was organized as a Georgia banking corporation in 1953, and acquired 100% of the outstanding shares of North Point common stock on October 7, 1993.

COMPETITION

         Dawson County Bank competes in the Dawson County, Georgia market with three commercial banks and in the Forsyth County, Georgia market with eight commercial banks and two savings institutions. In addition, Dawson County Bank competes with insurance companies and brokerage firms. As of June 30, 1999, in terms of deposits, North Point ranked first out of four depository institutions in Dawson County, with 46.7% of total county deposits. The office of Dawson Bank in Forsyth County, Georgia was opened during 1999 and did not have a material market share at June 30, 1999.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

         The following lists each shareholder of record that directly or indirectly owned, controlled, or held with power to vote five percent or more of the 428,385 outstanding shares of North Point common stock as of May 1, 2000, and the amount of North Point common stock held by each executive officer and director of North Point. Unless otherwise indicated, each person has sole voting and investment powers over the indicated shares. Information relating to beneficial ownership of the North Point common stock is based upon "beneficial ownership" concepts set forth in rules issued under the Securities Exchange Act of 1934. Under those rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of that security, or "investment power," which includes the power to dispose or to direct the disposition of that security. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated, the address of each beneficial owner of more than five percent of North Point common stock is 109 Highway 53 West, Dawsonville, Georgia 30534.

NAME AND ADDRESS                                          NUMBER OF SHARES BENEFICIALLY OWNED           PERCENTAGE OF CLASS
----------------                                          -----------------------------------           -------------------
Don D. Gordon                                                           64,977 <F1>                           15.17%
Raymond R. Gilleland <F2>                                               45,575                                10.64%
Taft Fouts                                                              28,690                                 6.70%
Dwight Gilleland                                                        23,781                                 5.55%
Ben Overstreet                                                          13,680                                 3.19%
Robert Polatty                                                           4,002                                 0.93%
Jimmy C. Bruce                                                           3,072 <F3>                            0.62%
Deborah Pelfrey                                                          2,200                                 0.51%
Judy Abercrombie                                                           815                                 0.19%
Clayton Bartlett                                                           900                                 0.21%
ALL DIRECTORS AND OFFICERS AS A GROUP                                  142,097                                33.08%
-------------------------------------------

<F1>     Includes 17,418 shares owned by Mr. Gordon's wife.

<F2>     Mr.  Raymond  Gilleland's  address  is 4226  Smithfield  Road,  Tucker,
         Georgia 30084.

<F3>     Includes 395 shares owned by Mr. Bruce's wife.

NORTH POINT'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

NET INCOME

         Net income for the three months ended March 31, 2000 was $392,000, compared with $360,000 for the same period in 1999. Diluted earnings per share for the first quarter of 2000 were $0.92, an increase of $0.08, or 10%, compared with the same period in 1999. The return on average shareholders' equity and return on average assets for the first quarter of 2000 were 16.9% and 1.44%, respectively, compared with 16.0% and 1.47%, respectively, for the same period in 1999.

NET INTEREST INCOME

         Net interest income for the three months ended March 31, 2000 totaled $1.2 million, an increase of $131,000, or 12%, over the same period in 1999. This increase was primarily due to the increase in average interest-earning assets of $9.5 million, or 10%, compared with the first quarter of 1999. The net interest margin for the first three months of 2000 was 4.72%, an increase of four basis points over the same period in 1999.

PROVISION FOR LOAN LOSSES

         The provision for loan losses for the three months ended March 31, 2000 totaled $20,000, a decrease of $10,000 compared with the same period in 1999. As a percentage of average loans on an annualized basis, the provision for loan losses for the first quarter of 2000 was 0.12%. The ratio of allowance for loan losses to outstanding loans at March 31, 2000 was 1.61%, compared with 1.92% at December 31, 1999.

NON-INTEREST INCOME

         Non-interest income for the first three months of 2000 totaled $182,000, an increase of $20,000, or 12%, from the same period in 1999. Service charges on deposit accounts totaled $116,000 for the first quarter of 2000, an increase of $17,000 over the comparable 1999 period. This increase was primarily attributed to an increase in the volume and number of deposit accounts.

         Other non-interest income for the first quarter of 2000 was $66,000, an increase of $3,000, or 5%, over the same period in 1999.

NON-INTEREST EXPENSE

         Total non-interest expense for the three months ended March 31, 2000 was $814,000, an increase of $138,000 thousand, or 20% over the same period last year. Employee salary and benefit expense increased by $62,000, or 16% during the first quarter of 2000 compared with the same period in 1999. This increase in primarily attributable to staffing additions made during the second and third quarters of 1999 for the new banking office opened in Cumming, Georgia. This banking office operates under the trade name of "North Point Bank."

         Occupancy expense for the first quarter of 2000 was $102,000, an increase of $21,000, or 26%, over the first quarter of 1999. This increase is primarily attributed to building, furniture and equipment expense associated with the new banking office in Cumming, Georgia, which was opened in September 1999.

         Other non-interest expense for the first quarter of 2000 was $260,000, an increase of $55,000, or 27%, over the same period in 1999. Data processing expense for the first quarter of 2000 increased by $9,000 over the prior year due the increased number of accounts and transactions related to the new banking office in Cumming, Georgia. Advertising and public relations expense for the first three months of 2000 increased by $9,000 over the 1999 level due to promotions associated with the new banking office in Cumming, Georgia. Other non-interest expense for the first quarter of 2000 also included a non-credit related operating loss of approximately $24,000 associated with a customer checking account.

         North Point's efficiency ratio, which measures a bank's total operating expenses as a percentage of net interest income (before provision for loan losses) plus non-interest income was 59.1%, compared with 56.5% for the same period in 1999.

INCOME TAXES

         Income taxes for the first three months of 2000 were $151,000, compared with $160,000 for the same period in 1999. The effective tax rate (income tax as a percentage of pre-tax income) for the first three months of 2000 was 27.8%, compared with 30.1% for the same period in 1999.

BALANCE SHEET OVERVIEW

         Total assets at March 31, 2000 were $115.1 million, an increase of $8.8 million from year-end 1999. Average assets for the first quarter of 2000 were $109.6 million, compared with $98.3 million for the same period in 1999.

         Total loans at March 31, 2000 were $75.3 million, an increase of $13.1 million from year-end 1999. The growth of the loan portfolio during the first quarter of 2000 is primarily attributed to the purchase of approximately $7 million of commercial and commercial real estate loan participations from United's affiliate banks and the direct origination of loans in North Point's primary market area, which continues to experience strong economic conditions. Average loans for the first quarter of 2000 were $64.3 million, compared with $55.9 million for the same period in 1999.

         At March 31, 2000, investment securities available for sale were $25.1 million, compared with $25.4 million at year-end 1999. Total investment securities held to maturity at March 31, 2000 were $3.5 million, compared with $3.8 million at December 31, 1999. The estimated fair value of securities held to maturity at March 31, 2000 was $3.5 million.

         Total deposits at March 31, 2000 were $103.6 million, compared with $96.6 million at December 31, 1999. The most significant deposit growth during the first quarter of 2000 was in the category of interest bearing demand accounts, which increased by $4.2 million, or 16%, for the quarter. This increase is primarily attributed to an increase in the deposit balances of a local governmental authority related to annual tax collections. Average deposits for the first quarter of 2000 were $97.1 million, compared with $86.3 million for the same period in 1999.

ASSET QUALITY

         Non-performing assets, which include non-accrual loans, loans past-due 90 days or more and still accruing interest and other real estate owned totaled $1.02 million, compared with $1.26 million at December 31, 1999. Total other real estate owned at March 31, 2000 was $247,000, unchanged from December 31, 1999, and consisted of two properties: a single-family residence and a parcel of unimproved real estate.

         Approximately $624,000 of the total non-performing loans at March 31, 2000, represents loans to a single borrower. These loans were partially charged-off and placed on non-accrual status during the fourth quarter of 1999. Subsequent to March 31, 2000, North Point completed foreclosure on the real estate that secured two loans totaling approximately $540,000 of this relationship. Upon receipt of title to the property, the balance of these two loans was transferred to other real estate owned.

         The allowance for loan losses at March 31, 2000 totaled $1.21 million compared with $1.11 million at December 31, 1999. The ratio of allowance for loan losses to outstanding loans at March 31, 2000 was 1.61%, compared to 1.92% at year-end 1999. Net charge-offs for the three months ended March 31, 2000 were $6,000, or 0.04% of average loans on an annualized basis.

          Management believes the allowance for loan losses at March 31, 2000 is sufficient to absorb credit losses inherent in the loan portfolio. This judgment is based on the best available information and involves a significant degree of uncertainty.

CAPITAL AND DIVIDENDS

         The leverage, tier I risk-based and total risk-based capital ratios were 9.08%, 12.53% and 13.78%, respectively, as of March 31, 2000. These three capital ratios were all in excess of the regulatory requirement for "well capitalized" status.

         A quarterly cash dividend of $0.30 per common share was paid during the first quarter of 2000, the same amount as paid in the first quarter of 1999.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1999 AND 1998

INCOME STATEMENT REVIEW

         Net income was $1.09 million in 1999, a decrease of 38.4% from the $1.64 million earned in 1998. Diluted earnings per share were $2.35 for 1999, compared with $3.82 reported for 1998, a decrease of 38.5%. Return on average assets and return on average shareholders' equity for 1999 were 0.98% and 10.88%, respectively, compared with 1.82% and 18.77%, respectively, for 1998 and 1.66% and 17.69%, respectively, for 1997.

NET INTEREST INCOME

         Net interest income, which represents the difference between interest earned on assets and interest paid on deposits and other borrowings, is the single largest component of North Point's operating income. Net interest income totaled $4.53 million in 1999, compared with $4.69 million in 1998 and $4.04 million in 1997. The decrease in net interest income during 1999 is primarily attributed increased competitive pressure on both loan and deposit rates and the placement on one large loan relationship on non-accrual status, offset by an increase in average earning assets. The net interest margin, on a tax-equivalent basis, was 4.84% in 1999, compared with 5.71% in 1998 and 5.57% in 1997. The compression of the net interest margin of 87 basis points from 1998 to 1999 is primarily attributable to increased competitive pricing pressure on both loans and deposits, and the placement of one large loan relationship on non-accrual status. The competitive pricing pressure on deposits was principally due to a single interest-bearing transaction account relationship for a municipal government authority that was awarded on a bid basis for a two-year period that commenced on January 1, 1999.

         The following table shows, for the past three years, the relationship between interest income and interest expense and the average balances of interest earning assets and interest bearing liabilities.

TABLE 1 - AVERAGE CONSOLIDATED BALANCE SHEETS AND NET INTEREST ANALYSIS
 (DOLLAR AMOUNTS IN THOUSANDS)

                                                                   FOR THE YEARS ENDED DECEMBER 31
                                                  1999                            1998                            1997
                                    ---------- ------------ ------- ----------- ---------- -------- ---------- ----------- --------
                                      AVG.     INTEREST      AVG.      AVG.     INTEREST     AVG.     AVG.     INTEREST      AVG.
                                    BALANCE       <F1>       RATE    BALANCE       <F1>      RATE    BALANCE       <F1>      RATE
                                    ---------- ------------ ------- ----------- ----------- ------- ---------- ------------ -------
ASSETS:
Interest-earning assets:
   Loans, net of unearned
     income <F2>                      $57,961      $5,973   10.31%    $ 55,554    $ 5,965   10.74%    $45,137     $ 5,032   11.15%
   Taxable investments                 24,538       1,499    6.11%      19,630      1,261    6.42%     21,363       1,392    6.52%
   Tax-exempt investments               6,087         431    7.08%       4,808        356    7.40%      4,684         348    7.43%
   Federal funds sold and
      other interest income             7,849         397    5.06%       4,288        231    5.39%      3,453         186    5.39%
                                    ----------   ---------           ----------   --------          ----------    --------
TOTAL INTEREST-EARNING ASSETS/
    INTEREST INCOME                    96,435       8,300    8.61%      84,280      7,813    9.27%     74,637       6,958    9.32%
                                    ----------   ---------           ----------   --------          ----------    --------
NON-INTEREST-EARNING ASSETS:
   Allowance for loan losses             (870)                            (777)                          (657)
   Cash and due from banks              3,979                            3,244                          3,498
   Premises and equipment               2,342                            1,792                          1,656
   Other assets                           888                            1,186                          1,463
                                    ----------                       ----------                     ----------
TOTAL ASSETS                         $102,774                         $ 89,725                       $ 80,597
                                    ==========                       ==========                     ==========
LIABILITIES AND SHAREHOLDERS'
EQUITY
Interest-bearing liabilities:
   Interest-bearing deposits:
   Transaction accounts               $24,964      $1,108    4.44%    $ 20,947      $ 685    3.27%    $15,950     $   570    3.57%
   Savings and money market
      deposits                          5,907         176    2.98%       5,666        168    2.97%      5,504         157    2.85%
   Certificates of deposit             43,846       2,337    5.33%      37,941      2,140    5.64%     36,497       2,066    5.66%
                                    ---------- -----------          ----------- ----------          ----------    --------
   Total interest-bearing
      deposits                         74,717       3,621    4.85%      64,554      2,993    4.64%     57,951       2,793    4.82%
                                    ---------- -----------          ----------- ----------          ----------    --------

Long-term debt and other
    borrowings                            150           8    5.33%         175         10    5.71%        155           9    5.81%
                                    ---------- -----------          ----------- ----------          ---------- -----------
   Total borrowed funds                   150           8    5.33%         175         10    5.71%        155           9    5.81%
                                    ---------- -----------          ----------- ----------          ---------- -----------
TOTAL INTEREST-BEARING
   LIABILITIES/INTEREST EXPENSE        74,867       3,629    4.85%      64,729      3,003    4.64%     58,106       2,802    4.82%
NON-INTEREST-BEARING
   LIABILITIES:
   Non-interest-bearing deposits       18,263                           15,918                         14,439
   Other liabilities                      368                              356                            484
                                    ----------                      -----------                     ----------
   Total liabilities                   93,468                           81,004                         73,029
                                    ----------                     -----------                      ----------
Shareholders' equity                    9,276                            8,722                          7,568
                                    ----------                     -----------                     -----------

TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY              $102,774                          $89,725                        $80,597
                                    ==========                       ==========                     ==========
Net interest-rate spread                                      3.76%                          4.63%                           4.50%
Impact of non-interest bearing
   sources and other changes in
    balance sheet composition                                 1.08%                          1.08%                           1.07%
                                                           ---------                       --------                        --------
NET INTEREST INCOME/MARGIN ON
   INTEREST-EARNING ASSETS <F3>                    $4,671     4.84%                $4,810    5.71%                 $4,156    5.57%
                                               =========== =========            ========== ========            =========== ========

_________________________________

<F1>   Interest income on tax-exempt securities and loans is adjusted to reflect comparable interest on taxable securities.
<F2>   For computational purposes, includes non-accrual loans.
<F3>   Tax equivalent net interest income as a percentage of average earning assets.

The following table shows the relative impact on net interest income of changes in the average outstanding balances (volume) of interest earning assets and interest bearing liabilities and the rates earned and paid by North Point on such assets and liabilities from 1997 to 1998 and 1998 to 1999. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.

TABLE 2 - CHANGE IN INTEREST INCOME AND EXPENSE ON A TAX EQUIVALENT BASIS (DOLLAR AMOUNTS IN THOUSANDS)

                                                     1999 COMPARED TO 1998 INCREASE          1998 COMPARED TO 1997 INCREASE
                                                    (DECREASE) IN INTEREST INCOME AND      (DECREASE) IN INTEREST INCOME AND
                                                       EXPENSE DUE TO CHANGES IN:              EXPENSE DUE TO CHANGES IN:
                                                    VOLUME        RATE         TOTAL        VOLUME        RATE         TOTAL
                                                  ------------ ------------ ------------ ------------- ------------ ------------
INTEREST-EARNING ASSETS
Loans                                                   $ 253      $ (245)        $   8       $ 1,161      $ (228)        $ 933
Taxable Investments                                       302         (64)          238         (113)         (18)        (131)
Tax-exempt investments                                     91         (16)           75             9          (1)            8
Federal funds sold and other
   interest income                                        181         (15)          166            45            -           45
                                                  ------------ ------------ ------------ ------------- ------------ ------------
TOTAL INTEREST-EARNING ASSETS                           $ 827      $ (340)        $ 487       $ 1,102      $ (247)        $ 855

INTEREST-BEARING LIABILITIES:
Transaction accounts                                    $ 148        $ 275        $ 423        $  179       $ (64)        $ 115
Savings deposits                                            7            1            8             5            6           11
Certificates of deposit                                   320        (123)          197            82          (8)           74
                                                  ------------ ------------ ------------ ------------- ------------ ------------
     Total interest-bearing deposits                      475          153          628           266         (66)          200

Long-term debt and other borrowings                       (1)          (1)          (2)             1            -            1

                                                  ------------ ------------ ------------ ------------- ------------ ------------
     Total borrowed funds                                 (1)          (1)          (2)             1            -            1
                                                  ------------ ------------ ------------ ------------- ------------ ------------
TOTAL INTEREST-BEARING LIABILITIES                      $ 474        $ 152        $ 626         $ 267       $ (66)        $ 201
                                                  ------------ ------------ ------------ ------------- ------------ ------------
INCREASE (DECREASE) IN NET INTEREST INCOME
                                                        $ 353       $(492)      $ (139)         $ 835       $(181)        $ 654
                                                  ============ ============ ============ ============= ============ ============

PROVISION FOR LOAN LOSS

         The provision for loan losses in 1999 was $620,000, compared with $200,000 in 1998 and $175,000 in 1997. As a percentage of average outstanding loans, the provisions recorded in 1999, 1998, and 1997 were 1.07%, 0.36% and 0.39%, respectively. Net loan charge-offs as a percentage of average outstanding loans for 1999 were 0.46 %, compared with 0.12% in 1998 and 0.09% in 1997. The increase in provision and net charge-offs in 1999 is the result of an increase in non-performing loans and growth in the loan portfolio. Further discussion on loan quality and the allowance for loan losses is included later in this discussion in the Asset Quality section.

         The provision for loan losses is based on management's evaluation of inherent risks in the loan portfolio as of the balance sheet date and conjunction with an analysis of the adequacy of the allowance for loan losses. Management believes that the allowance for loan losses is adequate as of the balance sheet date.

NON-INTEREST INCOME

         Total non-interest income for 1999 was $625,000, compared with $654,000 in 1998 and $656,000 in 1997. The primary source of non-interest income for North Point is service charges and fees on deposit accounts. Total service charges on deposit accounts for 1999 were $451,000, compared with $484,000 in 1998 and $475,000 in 1997. The decline in service fees on deposits from 1998 to 1999 of $33,000 is primarily attributable to lower returned check/non-sufficient funds charges resulting from wider customer use of overdraft protection services

         Other services charges and fees for 1999 totaled $70,000, compared with $56,000 in 1998 and $54,000 in 1997. The increase in this income category from 1998 to 1999 is primarily attributable to increased fees for issuance of letters of credit and increased fees associated with general bank services such as wire transfers.

         Other non-interest income for 1999 was $104,000, compared with $113,000 in 1998 and $99,000 in 1997. The two main components of this revenue category are ATM fees and safe deposit rental fees, which collectively increased by $5,000 in 1999. This income category also includes net gains or losses on the sale of foreclosed property. During 1999, total net losses of $5,000 were recorded, compared with net gains of $7,000 in 1998.

NON-INTEREST EXPENSE

         Total non-interest expense for 1999 was $3.07 million, compared with $2.69 million in 1998 and $2.49 million in 1997. The single largest component of non-interest expense is employee salary and benefits, which totaled $1.64 million in 1999, compared with $1.43 million in 1998 and $1.32 million in 1997. The increase in salary and benefit expense during 1999 is related to general increases and to the hiring of two managers for the new branch office located in Cumming, Georgia. Although this office was not opened until the fourth quarter, the new managers were hired during the second quarter in order to allow for sufficient time to become familiar with the Bank and its systems, policies and procedures.

          Occupancy and equipment expense for 1999 was $349,000, compared with $348,000 in 1998 and $348,000 in 1997. Other operating expense for 1999 was $1.08 million, compared with $914,000 in 1998 and $826,000 in 1997. The increase in other operating expense of $165,000, or 18%, from 1998 to 1999 in primarily attributed to an increase in advertising, contributions and stationery/supply expense associated with the opening of the new office in Cumming, Georgia; an increase in data processing costs associated with an upgrade of the branch automation system; and, expenses associated with the write-down of foreclosed real estate.

         The efficiency ratio, which measures a bank's total operating expenses as a percentage of net interest income (before provision for loan losses) plus non-interest income, was 59.6% for 1999, compared with 50.4% and 53.4% for 1998 and 1997, respectively.

INCOME TAXES

         North Point had income tax expense of $453,000 in 1999, compared with $814,000 in 1998 and $662,000 in 1997. North Point's effective tax rate (expressed as a percentage of pre-tax income) for 1999, 1998, and 1997 was 31.0%, 33.2% and 33.1%, respectively. The effective tax rates are lower than the statutory federal tax rate primarily because of interest income on certain investment securities that is exempt from income taxes.

BALANCE SHEET OVERVIEW

         Total assets at December 31, 1999 were $106.5 million, compared with $93.9 million and $85.3 million at year-end 1998 and 1997, respectively. Average assets for 1999, 1998, and 1997 were $102.8 million, $89.7 million, and $80.6 million, respectively. The asset growth experienced by North Point during the past three years is attributed to the strong economic conditions in the local market area in which North Point operates.

LOANS

         Total loans at December 31, 1999 were $62.2 million, compared with $54.6 million at December 31, 1998 and $48.1 million at December 31, 1997. Average loans for 1999, 1998, and 1997 were $58.0 million, $55.6 million, and $45.1 million, respectively. Loan growth has been particularly strong in the commercial and real estate - construction loan categories during the past three years. The decline in consumer loans from 1998 to 1999 is attributed to a reclassification of certain consumer loans to the real estate - mortgage category.

         The following table presents a summary of the loan portfolio by loan type as of December 31 for the years 1995 through 1999.

TABLE 3 - LOAN PORTFOLIO
(DOLLAR AMOUNTS IN THOUSANDS)

                                                                             DECEMBER 31,
                                               1999             1998             1997              1996             1995
                                         ----------------- ---------------- ---------------- ----------------- ----------------
Commercial                                     10,064             6,677            4,327             6,450            7,566
Real estate - construction                     12,556             8,299            6,354             4,821            2,733
Real estate - mortgage                         33,378            27,059           27,153            22,773           17,542
Consumer                                        6,214            12,512           10,277             6,672            5,117
                                         ----------------- ---------------- ---------------- ----------------- ----------------
     Total loans                               62,212            54,547           48,111            40,716           32,958
                                         ================= ================ ================ ================= ================

                                         ----------------- ---------------- ---------------- ----------------- ----------------
As a percentage of total loans:
Commercial                                      16.2%             12.2%             9.0%             15.8%            22.9%
Real estate - construction                      20.2%             15.2%            13.2%             11.8%             8.3%
Real estate - mortgage                          53.6%             49.7%            56.4%             56.0%            53.3%
Consumer                                        10.0%             22.9%            21.4%             16.4%            15.5%
                                         ----------------- ---------------- ---------------- ----------------- ----------------
     Total loans                               100.0%            100.0%           100.0%            100.0%           100.0%
                                         ================= ================ ================ ================= ================


         Substantially all of North Point's loans are to customers located in its immediate market area of Dawson and Forsyth Counties, located in north Georgia. A significant decline in the value of real estate in North Point's primary market or a downturn in the local economy could result in an increase in the provision for loan losses and charge-offs.

         The following table sets forth the maturity distribution of real estate construction and commercial loans, including the interest sensitivity for loans maturing in more than one year, as of December 31, 1999.

TABLE 4 - LOAN PORTFOLIO MATURITY
(DOLLAR AMOUNTS IN THOUSANDS)

                                                                                                    Rate Structure for Loans
                                                                Maturity                             Maturing Over One Year
                                       ----------------------------------------------------------- ---------------------------
                                         One Year      One through       Over Five                 Fixed Rate   Floating
                                         or less       Five Years        Years           Total                  Rate
-------------------------------------- --------------- ----------------- ------------- ----------- ------------ --------------
Commercial                                  5,208             4,763              93     10,064        2,995         1,861
Real estate - construction                 12,556                 -               -     12,556            -             -
                                       --------------- ----------------- ------------- ----------- ------------ --------------
   Total                                   17,764             4,763              93     22,620        2,995         1,861
                                       =============== ================= ============= =========== ============ ==============

ASSET QUALITY

         Non-performing loans, which include non-accrual loans and loans past due over 90 days and still on accrual status, totaled $1.01 million at December 31, 1999, compared with $552,000 at December 31, 1998 and $116,000 at December 31, 1997. The increase in non-performing loans at year-end 1999 is primarily attributable to loans made to one borrower that are principally secured by unimproved real estate. All loans in this relationship were placed on non-accrual status during the fourth quarter of 1999. Based upon management's evaluation of the collateral value, these loans were also partially charged-off during 1999 and no material additional loss on this loan relationship is expected. The increase in non-performing loans at year-end 1998 is primarily attributable to three residential construction loans that were place on non-accrual status. Subsequently to December 31, 1999, two of the three loans were paid in full and one loan was transferred to foreclosed real estate, resulting in the increase in other real estate owned from 1998 to 1999. At December 31, 1999, the ratio of non-performing loans to total loans was 1.63%, compared with 1.01% and .24% at year-end 1998 and 1997, respectively. Non-performing assets, which included non-performing loans and foreclosed real estate, totaled $1.26 million at December 31, 1999, compared with $552,000 at December 31, 1998 and $175,000 at December 31, 1997. Foreclosed real estate at December 31, 1999, consisted of two properties - one single-family residence, which at year-end 1998 was classified as a non-accrual loan, and one parcel of unimproved real estate. The carrying value of the single family residence was reduced by $50,000 (charged to current period expense) during the fourth quarter of 1999 to reflect management's estimate of current fair market value.

         It is North Point's general policy to place a loan on non-accrual status when, in the opinion of management, the principal and interest on a loan is not likely to be repaid in accordance with the loan terms. When a loan is placed on non-accrual, all accrued but unpaid interest is reversed against current interest income. Depending on management's evaluation of the borrowers financial condition and the loan collateral, interest on a non-accrual loan may be recognized on a cash basis as payments are received.

         The table below presents North Point's non-performing loans and assets at December 31 for each of the past five years.


TABLE 5 - NON-PERFORMING ASSETS
(DOLLAR AMOUNTS IN THOUSANDS)

                                                                                 DECEMBER 31,
                                                     1999             1998            1997           1996            1995
----------------------------------------------- ---------------- --------------- --------------- -------------- ---------------
Non-accrual loans                                    $  706          $  473            $  72         $  59           $  65
Loans past due 90 days or more and still
    accruing                                            308              79               44            57              84

                                                ---------------- --------------- --------------- -------------- ---------------
    Total non-performing loans                        1,014             552              116           116             149
Other real estate owned                                 247               -               59             -              48
                                                ---------------- --------------- --------------- -------------- ---------------
    Total non-performing assets                     $ 1,261          $  552            $ 175         $ 116           $ 197
                                                ================ =============== =============== ============== ===============

Total non-performing loans as a percentage of         1.63%           1.01%            0.24%         0.28%           0.45%
    total loans
Total non-performing assets as a percentage
    of total assets                                   1.18%           0.59%            0.21%         0.15%           0.31%


         At December 31, 1999, there were loans within North Point's portfolio that were not classified as non-performing but for which known information about the borrower's financial condition caused management to have concerns about the ability of the borrowers to comply with the repayment terms of the loans. These loans are identified and monitored through a routine loan review process and are considered in the determination of the allowance for loan losses. Based on management's evaluation of current market conditions, loan collateral and secondary sources of repayment, no significant losses are anticipated in connection with these loans.

         The table below summarizes changes in the allowance for loan losses for each of the past five years.

TABLE 6 - ALLOWANCE FOR LOAN LOSSES
(DOLLAR AMOUNTS IN THOUSANDS)

                                                                         YEARS ENDED DECEMBER 31,
                                                 1999              1998              1997            1996            1995
------------------------------------------- ---------------- ------------------ --------------- --------------- ---------------
Balance beginning of period                       $ 844             $  710           $  574          $  396         $  429
Provision for loan losses                           620                200              175             160             70
Amounts charged-off:
   Commercial                                         5                  9                7              69            130
   Real estate - construction                         -                  -                -
   Real estate - mortgage                           226                 16               29
   Consumer                                          69                 62               50
                                            ---------------- ------------------ --------------- --------------- ---------------
      Total loans charged-off                     $ 300              $  87            $  86           $  69         $  130
Recoveries of charged-off loans:
   Commercial                                         -                  -                4              87             27
   Real estate - construction                         -                  -                -
   Real estate - mortgage                             8                  4               20
   Consumer                                          24                 17               23
                                            ---------------- ------------------ --------------- --------------- ---------------
      Total recoveries                               32                 21               47              87             27
                                            ---------------- ------------------ --------------- --------------- ---------------
   Net charge-offs                                  268                 66               39            (18)            103
                                            ---------------- ------------------ --------------- --------------- ---------------
Balance end of period                            $1,196             $  844            $ 710          $  574         $  396
                                            ================ ================== =============== =============== ===============

Total loans:
   At year-end                                  $62,212           $ 54,547         $ 48,111        $ 40,716       $ 32,958
   Average                                       57,961             55,554           45,137          37,443         31,583
As a percentage of average loans:
   Net charge-offs                                0.46%              0.12%            0.09%          (0.05%)         0.33%
   Provision for loan losses                      1.07%              0.36%            0.39%           0.43%          0.22%
Allowance as a percentage of year-
   end loans                                      1.92%              1.55%            1.48%           1.41%          1.20%


SECURITIES

         Total securities at December 31, 1999 were $29.1 million, compared with $25.0 million and $26.9 million at year-end 1998 and 1997, respectively. Total securities at December 31, 1999 included $3.76 million of securities classified as held to maturity, which had an estimated fair value of $3.78 million. Average securities for 1999 and 1998 were $30.6 million and $24.4 million, respectively. The composition and growth of the securities portfolio is reflective of management's desire to provide balance sheet liquidity while providing a stable source of interest income that has virtually no credit risk. The securities portfolio at year-end 1999 primarily consists of U.S. Government agency, state, and municipal securities, and mortgage-backed securities.

         The following table shows the carrying value of securities, by security type, as of December 31, 1999, 1998, and 1997.

TABLE 7 - SECURITIES PORTFOLIO
(DOLLAR AMOUNTS IN THOUSANDS)

CARRYING VALUE OF SECURITIES

AVAILABLE FOR SALE                                                     December 31,
                                                 1999                      1998                       1997
--------------------------------------- ------------------------ --------------------------- ---------------------------
U.S. Treasury                                  $    251                 $    761                  $   1,001
U.S. Government agencies                         19,931                   15,183                     10,844
State and political subdivisions                  2,956                    2,565                        946
Mortgage-backed securities                        2,142                    1,733                      1.393
Other securities                                     92                       92                         92
                                        ------------------------ --------------------------- ---------------------------
     Total                                     $ 25,372                 $ 20,334                  $  14,276
                                        ======================== =========================== ===========================

HELD TO MATURITY                                                       December 31,
                                                 1999                      1998                        1997
--------------------------------------- ------------------------ --------------------------- ---------------------------
U.S. Treasury                                  $      -                 $      -                  $     497
U.S. Government agencies                            247                      743                      7,081
State and political subdivisions                  3,111                    3,452                      3,626
Mortgage-backed securities                          404                      506                      1,450
                                        ======================== =========================== ===========================
     Total                                     $  3,762                 $  4,701                  $  12,654
                                        ------------------------ --------------------------- ---------------------------
                                        ------------------------ --------------------------- ---------------------------
TOTAL SECURITIES                               $ 29,134                 $ 25,035                  $  26,930
                                        ======================== =========================== ===========================

         The following table shows the expected maturity of the securities portfolio by maturity date and the average yield based on amortized cost as of December 31, 1999.

TABLE 8 - MATURITIES AND YIELDS OF SECURITIES AS OF DECEMBER 31, 1999 (DOLLAR AMOUNTS IN THOUSANDS)

                                                              Over One         Over Five
                                                                Year             Years
                                             One Year          Through          Through            Over
                                             or Less         Five years        Ten Years        Ten Years           Total
                                         ----------------- ---------------- ---------------- ----------------- ----------------
U.S. Treasury                                  $   251        $      -          $     -           $     -         $    251
U.S. Government agencies                           996          16,348            2,834                 -           20,178
State and political subdivisions                   765           3,254            1,579               469            6,067
Mortgage-backed securities                         253             596              452             1,245            2,546
Other securities                                     -               -                -                92               92
                                         ----------------- ---------------- ---------------- ----------------- ----------------
     Total                                     $ 2,265        $ 20,198          $ 4,865           $ 1,806         $ 29,134
                                         ================= ================ ================ ================= ================
Weighted average yield                           5.99%           6.31%            6.54%             6.33%            6.32%
Percent of total                                  7.8%           69.3%            16.7%              6.2%           100.0%

INTEREST RATE SENSITIVITY MANAGEMENT

         North Point actively manages interest rate sensitivity through its Asset/Liability Management Committee. The primary objectives of asset/liability management are to ensure that North Point can meet the investment return expectations of its shareholders in the event that interest rates change and to provide adequate liquidity to meet the needs of customers. Effective interest rate risk management seeks to ensure that both interest sensitive assets and liabilities respond to changes in market rates in a manner that provides for a minimal fluctuation of net interest income, which is the primary source of operating revenue.

         North Point's Asset/Liability Management Committee utilizes a gap analysis to determine the overall sensitivity of the balance sheet to changes in market interest rates. A negative gap (more liabilities than assets repricing within one year) indicates that the bank's net interest income will fall in a rising rate environment. A positive gap (more assets repricing than liabilities within one year) indicates the bank's net interest income will decline in a falling rate environment.

         The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1999 and the amounts that are expected to mature or reprice in each of the five time periods shown. The amounts of assets and liabilities shown are based on contractual terms and maturities.

TABLE 9 - INTEREST RATE GAP SENSITIVITY
(DOLLAR AMOUNTS IN THOUSANDS)

                                                                   One           Four          One       Over Five
                                                                 Through       Through       Through     Years and
                                                                  Three         Twelve        Five        Non-rate
                                                 Immediate       Months         Months        Years      Sensitive       Total
---------------------------------------------- -------------- -------------- ------------- ------------ ------------- ------------
Interest earning assets:
     Federal funds sold                          $ 4,180       $      -         $      -     $      -     $      -      $  4,180
     Interest bearing deposits in banks            2,981              -                -            -            -         2,981
     Securities                                       92            215            2,248       18,732        7,847        29,134
       Loans                                       2,262         12,723           23,118       22,483        1,626        62,212
                                               -------------- -------------- ------------- ------------ ------------- ------------
         Total interest earning assets           $ 6,534       $ 12,938         $ 25,366     $ 41,215     $  9,473      $ 95,526
                                               -------------- -------------- ------------- ------------ ------------- ------------

Interest bearing liabilities:
     Transaction accounts                        $     -       $ 26,991         $      -     $      -     $      -      $ 26,991
     Savings deposits                                  -          5,350                -            -            -         5,350
     Time deposits                                     -         12,262           26,891        7,333            -        46,486
     Other borrowings                                  -            389                -            -            -           389

                                               -------------- -------------- ------------- ------------ ------------- ------------
       Total interest bearing liabilities              -         44,992           26,891        7,333            -        79,216
                                               -------------- -------------- ------------- ------------ ------------- ------------
Non-interest bearing sources of funds                  -              -                -            -       17,738        17,738
                                               -------------- -------------- ------------- ------------ ------------- ------------
     Interest sensitivity gap                      6,534        (32,054)          (1,525)       33,882      (8,265)         1,553
                                               -------------- -------------- ------------- ------------ ------------- ------------
     Cumulative sensitivity gap                  $ 6,534       $(25,520)        $(27,045)    $   6,837    $ (1,428)     $       -
                                               ============== ============== ============= ============ ============= ============

     Percentage of assets repricing                6.84%         13.54%           26.55%        43.15%        9.92%        100.0%

         At December 31, 1999, the one-year gap was a negative $27.0 million. This indicates that North Point's net interest income will decrease in a rising rate environment and increase in a declining rate environment. This is commonly referred to as being "liability sensitive." There are significant limitations of gap analysis for determining the impact of rate changes on a bank's net interest income. For example, although certain assets and liabilities may have similar maturity or repricing characteristics, they may react differently to changes in market rates. In addition, some assets that have adjustable rates may have contractual terms that limit the frequency and amount of rate increases.

DEPOSITS AND OTHER BORROWINGS

         Total deposits at December 31, 1999 were $96.6 million, compared with $84.1 million and $76.8 million at year-end 1999 and 1998, respectively. Average deposits for 1999, 1998, and 1997 were $92.8 million, $80.4 million, and $72.4 million, respectively. As a community-oriented bank, North Point views core deposits as the primary source of funding growth in interest earning assets.

         Time deposits of $100,000 or more totaled $16.3 million at December 31, 1999, compared with $12.3 million and $10.9 million at year-end 1998 and 1997, respectively. North Point had no brokered deposits at year-end 1999 or 1998.

         The following table sets forth the maturities of time deposits of $100,000 and greater as of December 31, 1999.

TABLE 10 - MATURITIES OF TIME DEPOSITS OF $100,000 AND GREATER
(DOLLAR AMOUNTS IN THOUSANDS)

Three months or less                                       $    4,091
Over three months through six months                            3,825
Over six months through twelve months                           6,006
Over one year                                                   2,403
                                                     --------------------------
     Total                                                $    16,325
                                                     ==========================

CAPITAL, LIQUIDITY AND DIVIDENDS

         Total shareholders' equity at December 31, 1999 was $9.2 million, compared with $9.4 million and $8.1 million at year-end 1998 and 1997, respectively. Total cash dividends of $1.20 per share were paid in 1999, compared with $0.96 and $0.88 in 1998 and 1997, respectively. The dividend payout ratios, as a percentage of net income, were approximately 51%, 25%, and 28% for 1999, 1998, and 1997, respectively.

         During the first quarter of 1997 and 1999, North Point's board of directors declared the following common stock dividends:

                  YEAR              DIVIDEND %                NEW SHARES
                  1997                  20%                      57,118
                  1998                    -                           -
                  1999                  25%                      85,677

         The common stock dividends resulted in a reduction of retained earnings and offsetting increase in common stock for the number of new shares issued, at a par value of $5.00. All per-share amounts presented in this discussion are calculated based on the retroactive adjustment of outstanding common shares for the stock dividends for all periods presented.

         North Point is subject to various regulatory capital requirements administered by banking regulatory agencies. The minimum ratios to be considered "well capitalized" as defined by banking regulations are five percent for leverage ratio, six percent for Tier I capital ratio, and ten percent for total risk-based capital ratio. The table below shows North Point's bank subsidiary capital ratios as of December 31, 1999 and 1998 and the amounts required for minimum capital adequacy purposes.

TABLE 11 - REGULATORY CAPITAL (1)
(DOLLAR AMOUNTS IN THOUSANDS)

                                               LEVERAGE                     TIER I RISK-BASED            TOTAL RISK-BASED
                                    ----------------------------- -------------------------------- ----------------------------
               1999                     ACTUAL                         ACTUAL                         ACTUAL
                                        AMOUNT         RATIO           AMOUNT            RATIO        AMOUNT          RATIO
                                    -------------- -------------- ------------------- ------------ --------------- ------------
Actual                                 $ 9,712          9.09%         $  9,712            14.25%      $ 10,568        15.50%
Regulatory minimum                       3,206          3.00%            2,045             4.00%         5,453         8.00%
                                    -------------- -------------- ------------------- ------------ --------------- ------------
   Excess                              $ 6,506          6.09%         $  7,667            10.25%       $ 5,115         7.50%

               1998
Actual                                 $ 9,140          9.80%          $ 9,140            16.09%       $ 9,852        17.34%
Regulatory minimum                       2,798          3.00%            1,704             4.00%         4,545         8.00%
                                    -------------- -------------- ------------------- ------------ --------------- ------------
   Excess                              $ 6,342          6.80%          $ 7,436            12.09%       $ 5,307         9.34%

(1) As of December 31, 1999 and 1998, the most recent notification from the Federal Deposit Insurance Corporation categorized Dawson County Bank as "well capitalized" under the current regulatory framework for prompt corrective action. Prompt corrective action guidelines do not apply to bank holding companies.

         North Point's liquidity management policy is designed to ensure that the daily cash flow needs of Dawson County Bank and its customers (both depositors and borrowers) are met in a cost-effective manner. Liquidity represents the ability of a bank to convert assets into cash or to obtain additional funds through borrowings. In the opinion of management, North Point's liquidity position at December 31, 1999 is sufficient to meet expected cash flow requirements

         Reference should be made to the statements of cash flows appearing in the consolidated financial statements for a three-year analysis of the changes in cash (and equivalents) attributed to operating, investing, and financing activities.

IMPACT OF INFLATION AND PRICE CHANGES

         North Point's asset and liabilities, like most financial services companies, are mostly financial in nature. Unlike industrial firms, relatively little investment is held in fixed assets or inventory. Inflation can have a significant impact on asset growth and the resulting need to increase equity capital at higher than expected rates in order to maintain required capital ratios.

         Management believes the potential impact of inflation on the North Point's financial performance is dependent upon how well North Point reacts to inflationary pressures. North Point's asset/liability management policy and the periodic review of the pricing of North Point's banking products and services are both designed to manage the risk of inflation.

YEAR 2000

         North Point complied with all aspects of the Federal Financial Institutions Examination Council's directive regarding Year 2000 testing and remediation. None of North Point's systems sustained a failure related to Year 2000. North Point established a budget of $85,000 for Year 2000 testing and remediation and, as of December 31, 1999, approximately $85,000 was actually spent and no additional expenditures are expected. In accordance with recently issued accounting guidelines on how Year 2000 costs should be recognized for financial statement purposes, North Point recognized as current period expense all costs associated with the consulting, inventory, testing and resources components of the Year 2000 budget. North Point funded the Year 2000 costs out of its normal operating cash flows.

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

         The following unaudited pro forma condensed consolidated financial statements have been prepared from the historical results of operations of United and to give effect to the pending acquisition of North Point. These statements should be read in conjunction with the historical consolidated financial statements of United, including the notes thereto, included elsewhere in this proxy statement/prospectus. The pro forma combined results are not necessarily indicative of the combined results of future operations.

         In the North Point merger, United will exchange 2.2368 shares of United common stock for each share of North Point common stock. North Point had 428,385 shares of common stock outstanding at May 1, 2000, which will be exchanged for approximately 958,211 shares of United common stock.

         In connection with the North Point merger, United and North Point expect to incur pre-tax merger related charges of approximately $1.3 million. These charges are expected to include approximately $250,000 of severance and change in control related payments, $880,000 of occupancy related charges (equipment write-offs and contract terminations), $135,000 of merger-related professional fees (accounting and legal), and $35,000 in other merger costs.

         These amounts and the related tax effects have not been reflected in the unaudited pro forma consolidated financial information because they will not have a material impact on the shareholders' equity of the combined company and are not expected to have a continuing impact on the operations of the combined company.

United Community Banks, Inc
United Community Banks, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Balance Sheet
March 31, 2000
(dollar amounts in thousands)

                                                             Historical            Pro Forma                             Pro Forma
                                                 United As     North      Adjust-  Consoli-    Historical                 Consoli-
                                                 Reported      Point      ments     dated     Independent Adjustments      dated
                                                 --------      -----      -----     -----     ----------- -----------      -----
ASSETS

Cash and due from banks                         $    82,294       7,295                89,589      5,168                   94,757
Federal funds sold                                      170          --                   170     16,676                   16,846
                                                ------------ ----------- --------- ----------- ---------- ------------- ----------
     Cash and cash equivalents                       82,464       7,295                89,759     21,844            --    111,603

Securities held to maturity                              --       3,544                 3,544      6,704                   10,248
Securities available for sale                       548,670      25,111               573,781     23,394                  597,175
Mortgage loans held for sale                          4,588          --                 4,588          -                    4,588
Loans, net of unearned income                     1,459,469      75,336             1,534,805    101,294                1,636,099
   Less: Allowance for loan losses                  (18,922)     (1,210)              (20,132)    (1,166)                 (21,298)
                                                ------------ ----------- --------- ----------- ---------- ------------- ----------
             Loans, net                           1,440,547      74,126             1,514,673    100,128            --  1,614,801

Premises and equipment, net                          47,644       2,796                50,440      5,486                   55,926
Other assets                                         50,708       2,238                52,946      3,528                   56,474
                                                ------------ ----------- --------- ----------- ---------- ------------- ----------
         Total assets                           $ 2,174,621     115,110             2,289,731    161,084            --  2,450,815
                                                ============ =========== ========= =========== ========== ============= ==========

LIABILITIES AND SHAREHOLDERS EQUITY
Deposits:
     Demand                                     $   210,248      18,536               228,784     20,160                  248,944
     Interest bearing demand                        352,448      31,175               383,623     51,783                  435,406
    Savings                                          78,147       5,643                83,790      5,381                   89,171
     Time                                         1,027,642      48,284             1,075,926     64,117                1,140,043
                                                ------------ ----------- --------- ----------- ---------- ------------- ----------
         Total deposits                           1,668,485     103,638             1,772,123    141,441            --  1,913,564

Accrued expenses and other liabilities               20,149         595                20,744      1,630                   22,374
Federal funds purchased and repurchase               33,760       1,488                35,248          -                   35,248
agreements
Federal Home Loan Bank advances                     309,940          --               309,940      4,471                  314,411
Long-term debt and other borrowings                  19,331          --                19,331          -                   19,331
Convertible subordinated debentures                   3,500          --                 3,500          -                    3,500
Guaranteed preferred beneficial interests in
  company's junior subordinated debentures
  (Trust Preferred Securities)                       21,000          --                21,000          -                   21,000
                                                ------------ ----------- --------- ----------- ---------- ------------- ----------
      Total liabilities                           2,076,165     105,721             2,181,886    147,542            --  2,329,428

Commitments and contingent liabilities:
Redeemable
   common stock held by KSOP (44,432 shares
  outstanding)                                                                                       577                      577

Shareholders' Equity:
      Preferred stock                                    --          --                                -            --         --
      Common stock                                    8,034       2,142   (2,142)       8,991      1,948        (1,948)     9,811
                                                                              957                                  820
      Capital surplus                                30,310       1,985   (1,985)      33,480      8,615       (8,615)     43,223
                                                                            3,170                                9,743
      Retained earnings                              69,807       5,861                75,668      2,888                   78,556

     Accumulated other comprehensive income          (9,695)       (599)              (10,294)      (486)           --    (10,780)
(loss)
                                                ------------ ----------- --------- ----------- ---------- ------------- ----------
       Total shareholders' equity                    98,456       9,389               107,845     12,965            --    120,810

   Total liabilities and shareholders' equity   $ 2,174,621     115,110             2,289,731    161,084            --  2,450,815
                                                ============ =========== ========= =========== ========== ============= ==========

Outstanding common shares                             8,034                             8,991                               9,811
Book value per common share                     $     12.25                             11.99                               12.31

See notes to pro forma condensed consolidated financial statements.

United Community Banks, Inc
United Community Banks, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statements of Income
For the Three Months Ended March 31, 2000
(dollar amounts in thousands)

                                                                                Pro Forma                                Pro Forma
                                                   Historical                   Consoli-                                  Consoli-
                                       United As   North Point                    dated     Historical                     dated
                                        Reported                 Adjustments                Independent    Adjustments
                                       ----------- ------------ --------------- ---------- -------------- -------------- -----------
Interest income                      $     43,431        2,255                     45,686          3,104                     48,790
Interest expense                           24,565        1,060                     25,625          1,391                     27,016
                                       ----------- ------------ --------------- ---------- -------------- -------------- -----------
   Net interest income                     18,866        1,195                     20,061          1,713              -      21,774
Provision for loan losses                   1,546           20                      1,566             45                      1,611
                                       ----------- ------------ --------------- ---------- -------------- -------------- -----------
   Net interest income after               17,320        1,175                     18,495          1,668              -      20,163
provision for loan losses
Non-interest income                         2,672          182                      2,854            223                      3,077
Non-interest expense                       14,379          814                     15,193          1,190                     16,383
                                       ----------- ------------ --------------- ---------- -------------- -------------- -----------
   Income before income taxes               5,613          543                      6,156            701              -       6,857
                                       ----------- ------------ --------------- ---------- -------------- -------------- -----------
Income taxes                                1,789          151                      1,940            246                      2,186
                                       ----------- ------------ --------------- ---------- -------------- -------------- -----------
   Net income                        $      3,824          392                      4,216            455              -       4,671
                                       =========== ============ =============== ========== ============== ============== ===========

Basic earnings per share             $       0.48                                                                              0.48
Diluted earnings per share           $       0.47                                                                              0.47

Basic average shares outstanding            8,034                                                                             9,812
Diluted average shares outstanding          8,317                                                                            10,126



See notes to pro forma condensed consolidated financial statements.


United Community Banks, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statements of Income
For the Three Months Ended March 31, 1999
(dollar amounts in thousands)

                                                                                                                          Pro Forma
                                                   Historical                 Pro Forma                                   Consoli-
                                       United As   North                      Consoli-dated  Historical                     dated
                                        Reported     Point      Adjustments                  Independent    Adjustments
                                       ----------- ----------- -------------- ------------- -------------- -------------- ----------
Interest income                      $     32,829       1,933                       34,762          2,610                    37,372
Interest expense                           17,395         869                       18,264          1,155                    19,419
                                       ----------- ----------- -------------- ------------- -------------- -------------- ----------
   Net interest income                     15,434       1,064                       16,498          1,455              -     17,953
Provision for loan losses                     980          30                        1,010             76                     1,086
                                       ----------- ----------- -------------- ------------- -------------- -------------- ----------
   Net interest income after               14,454       1,034                       15,488          1,379              -     16,867
provision for loan losses
Non-interest income                         2,479         162                        2,641            259                     2,900
Non-interest expense                       12,000         676                       12,676          1,153                    13,829
                                       ----------- ----------- -------------- ------------- -------------- -------------- ----------
   Income before income taxes               4,933         520                        5,453            485              -      5,938
                                       ----------- ----------- -------------- ------------- -------------- -------------- ----------
Income taxes                                1,640         160                        1,800            175                     1,975
                                       ----------- ----------- -------------- ------------- -------------- -------------- ----------
   Net income                        $      3,293         360                        3,653            310              -      3,963
                                       =========== =========== ============== ============= ============== ============== ==========

Basic earnings per share             $       0.41                                                                              0.41
Diluted earnings per share           $       0.40                                                                              0.40

Basic average shares outstanding            8,004                                                                             9,780
Diluted average shares outstanding          8,269                                                                            10,062




See notes to pro forma condensed consolidated financial statements.

United Community Banks, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statements of Income
For the Year Ended December 31, 1999
(dollar amounts in thousands)


                                                   Historical                    Pro Forma                                 Pro Forma
                                           As      North                         Consoli-      Historical                  Consoli-
                                        Reported     Point      Adjustments       dated      Independent  Adjustments       dated
                                       ----------- ----------- ------------- ------------ --------------- ------------ ------------
Interest income                       $   149,740       8,156                    157,896          11,096                   168,992
Interest expense                           81,766       3,629                     85,395           4,805                    90,200
                                       ----------- ----------- ------------- ------------ --------------- ------------ ------------
   Net interest income                     67,974       4,527                     72,501           6,291            -       78,792
Provision for loan losses                   5,104         620                      5,724             242                     5,966
                                       ----------- ----------- ------------- ------------ --------------- ------------ ------------
   Net interest income after               62,870       3,907                     66,777           6,049            -       72,826
provision
 for loan losses
Non-interest income                        10,836         625                     11,461           1,103                    12,564
Non-interest expense                       54,165       3,070                     57,235           4,746                    61,981
                                       ----------- ----------- ------------- ------------ --------------- ------------ ------------
   Income before income taxes              19,541       1,462                     21,003           2,406            -       23,409
                                       ----------- ----------- ------------- ------------ --------------- ------------ ------------
Income taxes                                5,893         453                      6,346             785                     7,131
                                       ----------- ----------- ------------- ------------ --------------- ------------ ------------
   Net income                         $    13,648       1,009                     14,657           1,621            -       16,278
                                       =========== =========== ============= ============ =============== ============ ============

Basic earnings per share              $      1.70                                                                             1.66
Diluted earnings per share            $      1.66                                                                             1.63

Basic average shares outstanding            8,020                                                                            9,796
Diluted average shares outstanding          8,316                                                                           10,110




See notes to pro forma condensed consolidated financial statements.

United Community Banks, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statements of Income
For the Year Ended December 31, 1998
(dollar amounts in thousands)

                                                Historical                 Pro Forma                                    Pro Forma
                                       As       North                        Consoli-     Historical                   Consolidated
                                    Reported      Point      Adjustments      dated       Independent    Adjustments
                                   ------------ ----------- -------------- ------------- -------------- -------------- ------------
Interest income                   $    116,214       7,693                      123,907          9,978                     133,885
Interest expense                        60,004       3,003                       63,007          4,623                      67,630
                                   ------------ ----------- -------------- ------------- -------------- -------------- ------------
   Net interest income                  56,210       4,690                       60,900          5,355              -       66,255
Provision for loan losses                2,612         200                        2,812            202                       3,014
                                   ------------ ----------- -------------- ------------- -------------- -------------- ------------
 Net interest income after              53,598       4,490                       58,088          5,153              -       63,241
provision
for loan losses
Non-interest income                      9,129         653                        9,782            938                      10,720
Non-interest expense                    43,964       2,692                       46,656          4,442                      51,098
                                   ------------ ----------- -------------- ------------- -------------- -------------- ------------
   Income before income taxes           18,763       2,451                       21,214          1,649              -       22,863
                                   ------------ ----------- -------------- ------------- -------------- -------------- ------------
Income taxes                             5,990         814                        6,804            549                       7,353
                                   ------------ ----------- -------------- ------------- -------------- -------------- ------------
   Net income                     $     12,773       1,637                       14,410          1,100              -       15,510
                                   ============ =========== ============== ============= ============== ============== ============

Basic earnings per share          $       1.60                                                                                1.59
Diluted earnings per share        $       1.57                                                                                1.56

Basic average shares outstanding         7,973                                                                               9,751
Diluted average shares outstanding       8,246                                                                              10,043




See notes to pro forma condensed consolidated financial statements.

United Community Banks, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statements of Income
For the Year Ended December 31, 1997
(dollar amounts in thousands)

                                                  Historical                  Pro Forma
                                         As         North                      Consoli-      Historical                  Pro Forma
                                      Reported      Point     Adjustments      dated      Independent     Adjustments   Consolidated
                                     ----------- ----------- -------------- ------------ --------------- -------------- ------------
Interest income                    $     94,188       6,843                     101,031           8,333                     109,364
Interest expense                         48,470       2,802                      51,272           4,049                      55,321
                                     ----------- ----------- -------------- ------------ --------------- -------------- ------------
   Net interest income                   45,718       4,041                      49,759           4,284                      54,043
Provision for loan losses                 2,814         175                       2,989             262                       3,251
                                     ----------- ----------- -------------- ------------ --------------- -------------- ------------
   Net interest income after             42,904       3,866                      46,770           4,022                      50,792
provision for loan losses
Non-interest income                       7,200         626                       7,826             671                       8,497
Non-interest expense                     34,063       2,490                      36,553           3,543                      40,096
                                     ----------- ----------- -------------- ------------ --------------- -------------- ------------
   Income before income taxes            16,041       2,002                      18,043           1,150                      19,193
                                     ----------- ----------- -------------- ------------ --------------- -------------- ------------
Income taxes                              4,987         662                       5,649             346                       5,995
                                     ----------- ----------- -------------- ------------ --------------- -------------- ------------
   Net income                      $     11,054       1,340                      12,394             804                      13,198
                                     =========== =========== ============== ============ =============== ============== ============

Basic earnings per share           $       1.42                                                                                1.41
Diluted earnings per share         $       1.40                                                                                1.40

Basic average shares outstanding          7,810                                                                               9,336
Diluted average shares outstanding        8,031                                                                               9,565




See notes to pro forma condensed consolidated financial statements.

                 INFORMATION ABOUT UNITED COMMUNITY BANKS, INC.

DESCRIPTION OF BUSINESS

         United was incorporated under the laws of the state of Georgia in 1987. All of United's activities are currently conducted through its wholly-owned subsidiaries: United Community Bank, organized as a Georgia banking corporation in 1950; Carolina Community Bank, acquired in 1990; Peoples Bank of Fannin County, acquired in 1992; Towns County Bank, also acquired in 1992; White County Bank, acquired in 1995; First Clayton Bank & Trust, acquired in 1998; Bank of Adairsville, acquired in 1999; and 1st Floyd Bank, also acquired in 1999. In addition, United owns two consumer finance companies: United Family Finance Co. and United Family Finance Co. of North Carolina.

         United's executive office is located at 63 Highway 515, Blairsville, Georgia 30512, and its telephone number is (706) 745-2151. United has not been convicted in a criminal proceeding during the past five years, nor has it been a party to any judicial or administrative proceeding that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         At March 31, 2000, United had total consolidated assets of approximately $2.2 billion, total loans of approximately $1.5 billion, total deposits of approximately 1.7 billion, and shareholders' equity of approximately $98.5 million.

         United's banks are community-oriented and offer a full range of retail and corporate banking services, including checking, savings, and time deposit accounts, secured and unsecured loans, wire transfers, trust services, and rental of safe deposit boxes. As of December 31, 1999, United's banks operated a total of 34 locations. To emphasize the commitment to community banking, both United Community Bank and Peoples Bank of Fannin County operate offices under trade names that are closely identified with the communities in which they are located. United Community Bank operates two offices in Union County under the trade name "Union County Bank," two offices in Lumpkin County, Georgia, under the trade name "United Community Bank of Lumpkin County," two offices in Habersham County, Georgia, under the trade name "First Bank of Habersham," and one office in Hall County, Georgia, under the trade name "United Community Bank of Hall County." Peoples Bank of Fannin County operates one office in Gilmer
County, Georgia, under the trade name of "United Community Bank of Gilmer County." The operation of bank offices under trade names is permissible under current state and federal banking regulations and requires certain customer disclosures, which both United Community Bank and Peoples Bank of Fannin County provide.

         The Mortgage People Company, a division of United Community Bank, is a full-service retail mortgage lending operation approved as a seller/servicer for Federal National Mortgage Association and Federal Home Mortgage Corporation. The Mortgage People Company was organized to provide fixed and adjustable-rate mortgages. During 1999, it originated $129 million of residential mortgage loans for the purchase of homes and to refinance existing mortgage debt, substantially all of which were sold along with the servicing rights into the secondary market with no recourse.

         United operates two consumer finance companies - United Family Finance Co., which operates two offices in Georgia, and United Family Finance Co. of North Carolina, which operates two offices in North Carolina. In addition, United owns an insurance agency, United Agencies, Inc.

RECENT DEVELOPMENTS

         United is currently conducting a public offering of between 350,000 and 450,000 shares of United common stock at $38.00 per share, pursuant to which United plans to raise between $13.3 and $17.1 million in additional capital for its subsidiary banks and for general corporate purposes.

         On March 3, United entered into separate agreements to acquire North Point Bancshares, Inc., and Independent Bancshares, Inc., in exchange for 958,211 and 870,595 shares, respectively of United Stock.

SERVICES

         United's banks are community-oriented, with an emphasis on retail banking, and offer such customary banking services as customer and commercial checking accounts, NOW accounts, savings accounts, certificates of deposit, lines of credit, MasterCard and VISA accounts, money transfers, and trust services. Our banks finance commercial and consumer transactions, make secured and unsecured loans, including residential mortgage loans, and provide a variety of other banking services.

         The Mortgage People Company, a division of United Community Bank, is a full-service mortgage lending operation approved as a seller/servicer for the Federal National Mortgage Association and the Federal Home Mortgage Corporation and offers fixed and adjustable-rate mortgages.

         United Family Finance Company, is a traditional consumer finance company. United Family Finance, formerly known as Mountain Mortgage and Loan Company, is based in Hiawassee, Georgia, and also has been granted a license to conduct business in Blue Ridge, Georgia. United Family Finance Co. of North Carolina operates two offices in Murphy and Franklin, North Carolina.

MARKETS

         United conducts banking activities primarily through United Community Bank in Union, Lumpkin, and Habersham Counties; through Peoples Bank in Fannin County, Georgia and Polk County, Tennessee; through Towns County Bank in Towns County, Georgia; through Carolina Community Bank in Cherokee, Macon, Haywood, Graham, and Clay Counties, North Carolina; through White County Bank in White County, Georgia; through First Clayton Bank and Trust in Rabun County, Georgia; through Bank of Adairsville in Adairsville, Georgia; and through 1st Floyd Bank in Floyd County, Georgia. Mortgage People Company makes mortgage loans inside the banks' market areas. Customers of United's subsidiary banks are primarily consumers and small businesses.

DEPOSITS

         United's banks offer a full range of depository accounts and services to both consumers and businesses. At December 31, 1999, United's deposit base, totaling approximately $1.6 billion, consisted of approximately $192 million in non-interest-bearing demand deposits (12% of total deposits), approximately $329 million in interest-bearing demand and money market deposits (20% of total deposits), approximately $74 million in savings deposits (4% of total deposits), approximately $743 million in time deposits in amounts less than $100,000 (45% of total deposits), and approximately $312 million in time deposits of $100,000 or more (19% of total deposits). Certificates of deposit in excess of $100,000 may be more volatile than other deposits because those deposits, to the extent that they exceed $100,000, are not insured by the FDIC. Our management is of the opinion that its time deposits of $100,000 or more are customer-relationship oriented and represent a reasonably stable source of funds. Time deposits of less than $100,000 include approximately $70 million of "brokered" deposits, which have an average maturity of less than one year.

LOANS

         Our banks make both secured and unsecured loans to individuals and businesses. Secured loans include first and second real estate mortgage loans. The banks also make direct installment loans to consumers on both a secured and unsecured basis. At December 31, 1999, the break out of loans by collateral type was:

(DOLLAR AMOUNTS IN THOUSANDS)                                             Percent of
                                                        Amount           Total Loans
                                                      ----------         -----------
Secured by real estate:
     Residential first liens                          $  506,729             36.1%
     Residential second liens                             27,177              1.9%
     Home equity lines of credit                          53,191              3.8%
     Construction and land development                   161,774             11.6%
     Non-farm, non-residential                           355,269             25.4%
     Farmland                                             16,173              1.2%
     Multi-family residential                             10,846              0.8%
                                                      ----------          -------
                  Total real estate                   $1,131,159             80.8%

Other Loans:
     Commercial and industrial                        $  105,221              7.5%
     Agricultural production                               9,923              0.7%
     States and municipalities                            10,101              0.7%
     Consumer installment loans                          136,983              9.8%
     Credit cards and other revolving credit               6,973              0.5%
                                                      ----------          -------
                  Total other loans                      269,201             19.2%
                                                      ----------          -------
                  Total loans                         $1,400,360            100.0%
                                                      ==========          =======

         Specific risk elements associated with each of the banks' lending categories are as follows:

Commercial, financial, and          Industry   concentrations,    inability   to
agricultural                        monitor   the    condition   of   collateral
                                    (inventory,    accounts   receivable,    and
                                    vehicles),   lack  of  borrower   management
                                    expertise,    increased   competition,   and
                                    specialized   or   obsolete   equipment   as
                                    collateral

Real estate - construction          Inadequate    collateral    and    long-term
                                    financing agreements

Real estate - mortgage              Changes in local  economy and rate limits on
                                    variable rate loans

Installment loans to individuals    Loss of  borrower's  employment,  changes in
                                    local economy,  and the inability to monitor
                                    collateral  (vehicles,   boats,  and  mobile
                                    homes)

COMPETITION

         The market for banking and bank-related services is highly competitive. Our banks actively compete in their respective market areas, which collectively cover portions of north Georgia and western North Carolina, with other providers of deposit and credit services. These competitors include other commercial banks, thrift institutions, credit unions, mortgage companies, and brokerage firms. The following table displays each of our banks and the respective percentage of total deposits in each county where each bank has operations. The darker shaded counties, Paulding, Cobb, Dawson, and Forsyth, represent the markets of our pending acquisitions of North Point and Independent. The table also indicates the ranking by deposit size in each of the local markets. All information in the table was obtained from the Federal Deposit Insurance Corporation Summary of Deposits as of June 30, 1999.

[GRAPHIC OMITTED but is represented by the list of counties on the next page. The graphic on this page is a partial Map of the states of Georgia, North Carolina and Tennessee and shades in counties where the Company is represented]

Share of Local Market (County)
Banks and Savings Institutions

                                   Market Share                 Rank in Market
                                   ------------                 --------------
UNITED COMMUNITY
   Habersham                            15%                            4
   Lumpkin                              24%                            2
   Union                                83%                            1

CAROLINA
   Cherokee                             45%                            1
   Clay                                 64%                            1
   Graham                               40%                            1
   Haywood                              7%                             6
   Henderson                            2%                             13
   Jackson                              13%                            3
   Macon                                7%                             6
   Swain                                21%                            2
   Transylvania                         6%                             5

FANNIN
   Fannin                               59%                            1
   Gilmer                               17%                            3

WHITE
   White                                50%                            1

TOWNS
   Towns                                36%                            2

FIRST CLAYTON
   Rabun                                29%                            3

ADAIRSVILLE
   Bartow                               7%                             7

FLOYD
   Floyd                                8%                             6

INDEPENDENT*
   Cobb                                 2%                             11
   Paulding                             2%                             5

NORTH POINT*
   Dawson                               47%                            1

*Pending acquisitions.

LENDING POLICY

         The current lending policy of the banks is to make loans primarily to persons who reside, work or own property in their primary market areas. Unsecured loans are generally made only to persons who maintain depository relationships with the banks. Secured loans are made to persons who are well established and have net worth, collateral and cash flow to support the loan. Exceptions to the policy are permitted on a case-by-case basis and require the approving officer to document in writing the reason for the exception. Policy exceptions made for borrowers whose total aggregate loans exceed the approving officer's credit limit must be submitted to the bank's board of directors for approval.

         The banks provide each lending officer with written guidelines for lending activities. Lending authority is delegated by the boards of directors of the banks to loan officers, each of whom is limited in the amount of secured and unsecured loans which he or she can make to a single borrower or related group of borrowers. Loans in excess of individual officer credit authority must either be approved by a senior officer with sufficient approval authority, or be approved by the bank's board of directors.

LOAN REVIEW AND NON-PERFORMING ASSETS

         The Loan Review Department of United reviews, or engages an independent third party to review, the loan portfolio of each bank on an annual basis to determine any weaknesses in the portfolio and to assess the general quality of credit underwriting. The results of the reviews by the loan review officers are presented to the Presidents of each of the banks, the President and the Chief Credit Officer of United and the Boards of Directors of each of the banks. If an individual loan or credit relationship has a weakness identified during the review process the risk rating of the loan, or all loans comprising a credit relationship, will be downgraded to a classification that most closely matches the current risk level. The review process also provides for the upgrade of loans that show improvement since the last review. Since each loan in a credit relationship may have a different credit structure, collateral and other secondary source of repayment, different loans in a relationship can be assigned different risk ratings. During 1999, United revised its loan grading system, expanding it from 8 to 10 grades. In the revised system, grades 1 through 6 are considered "pass", or acceptable, credit risk and grades 7 through 10 are "adversely classified" credits that require management's attention. The change in the number of grades was implemented to provided a more accurate means of detecting and monitoring the gradual deterioration or improvement in individual loans. Both the pass and adversely classified ratings, and the entire 10-grade rating scale, provide for a higher numeric rating for increased risk. For example, a risk rating of 1 is the least risky of all credits and would be typical of a loan that is 100% secured by a deposit at one of the banks. Risk ratings of 2 through 6 in the pass category each have incrementally more risk. The five adversely classified credit ratings and rating definitions are:

                  7 (Watch) -           Weaknesses exist that could cause future
                                        impairment,  including the deterioration
                                        of financial ratios, past-due status and
                                        questionable  management   capabilities.
                                        Collateral   values   generally   afford
                                        adequate   coverage,   but  may  not  be
                                        immediately marketable.

                  8 (Substandard) -     Specific  and well  -defined  weaknesses
                                        that  may  include  poor  liquidity  and
                                        deterioration of financial ratios.  Loan
                                        may  be  past-due  and  related  deposit
                                        accounts    experiencing     overdrafts.
                                        Immediate     corrective    action    is
                                        necessary.

                  9 (Doubtful) -        Specific  weaknesses   characterized  by
                                        Substandard that are severe enough to make collection in full unlikely. No strong secondary source of repayment.

                  10 (Loss) -           Same    characteristics   as   Doubtful;
                                        however, probability of loss is certain.
                                        Loans classified as such are generally recommended for charge-off at the next board of directors meeting of the bank.

         In addition, the Loan Review Department conducts a quarterly analysis to determine the adequacy of the Allowance for Loan Losses for each of the banks. The aggregation of the Allowance for Loan Losses analyses for the banks provides the consolidated analysis for United. The Allowance for Loan Losses analysis starts by taking total loans and deducting loans secured by deposit accounts at the banks, which effectively have no risk of loss. Next, all loans with an adversely classified rating are deducted. The remaining loan balance is then multiplied by the average historical loss rate for the preceding five year period (1995 through 1999), which provides required minimum Allowance for Loan Losses for pass credits (component "A"). The remaining total loans in each of the four adversely classified rating categories are then multiplied by a projected loss factor to determine the Allowance for Loan Losses allocation for adversely classified credits (component "B"). The loss factors currently used are: Watch (5%); Substandard (15%); Doubtful (50%); and Loss (100%). The sum of components A and B comprises the total allocated Allowance for Loan Losses. There is no current process utilized to measure or adjust for differences between the loss factors for adversely classified loans used in the Allowance for Loan Losses analysis and actual losses charged to the Allowance for Loan Losses .

         The difference between the actual Allowance for Loan Losses (as presented in the consolidated financial statements) and the allocated Allowance for Loan Losses represents the unallocated Allowance for Loan Losses . The unallocated Allowance for Loan Losses provides for coverage of credit losses inherent in the loan portfolio but not provided for in the Allowance for Loan Losses analysis. United and the banks determine the level of unallocated Allowance for Loan Losses primarily by assessing the ratio of Allowance for Loan Losses to total loans of peer bank holding companies and peer banks, using the Federal Reserve Uniform Bank Performance Report and other bank industry analytical publications.

ASSET/LIABILITY MANAGEMENT

         Committees composed of officers of each of the banks and the Chief Financial Officer and Treasurer of United are charged with managing the assets and liabilities of the banks. The committees attempt to manage asset growth, liquidity and capital to maximize income and reduce interest rate risk. The committees direct each Bank's overall acquisition and allocation of funds. At monthly meetings, the committees review the monthly asset and liability funds budget in relation to the actual flow of funds and peer group comparisons; the ratio of the amount of rate sensitive assets to the amount of rate sensitive liabilities; the ratio of allowance for loan losses to outstanding and non-performing loans; and other variables, such as expected loan demand, investment opportunities, core deposit growth within specified categories, regulatory changes, monetary policy adjustments and the overall state of the economy. A more comprehensive discussion of United's Asset/Liability Management and interest rate risk is contained in the UNITED'S MANAGEMENT'S DISCUSSION AND ANALYSIS and QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK sections of this proxy statement/prospectus.

INVESTMENT POLICY

         The banks' investment portfolio policy is to maximize income consistent with liquidity, asset quality and regulatory constraints. The policy is reviewed from time to time by the banks' Boards of Directors. Individual transactions, portfolio composition and performance are reviewed and approved monthly by the Boards of Directors or a committee thereof. The Chief Financial Officer of United and the President of each of the banks administer the policy and report information to the full board of directors of each of the banks on a quarterly basis concerning sales, purchases, maturities and calls, resultant gains or losses, average maturity, federal taxable equivalent yields and appreciation or depreciation by investment categories.


EMPLOYEES

         As of December 31, 1999, United and its subsidiaries had an aggregate of 778 full-time equivalent employees. Neither United nor any of the subsidiaries is a party to any collective bargaining agreement, and United believes that employee relations are good. None of United's or the banks' executive officers is employed pursuant to an employment contract.

SUPERVISION AND REGULATION

         GENERAL. United is a registered bank holding company subject to regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. United is required to file financial information with the Federal Reserve periodically and is subject to periodic examination by the Federal Reserve.

         The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve's prior approval before (1) it may acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank that it does not already control; (2) it or any of its non-bank subsidiaries may acquire all or substantially all of the assets of a bank; and (3) it may merge or consolidate with any other bank holding company. In addition, a bank holding company is generally prohibited from engaging in, or acquiring, direct or indirect control of the voting shares of any company engaged in non-banking activities. This prohibition does not apply to activities listed in the Bank Holding Company Act or found by the Federal Reserve, by order or regulation, to be closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve has determined by regulation or order to be closely related to banking are:

          o         making or servicing loans and certain types of leases;

          o         performing certain data processing services;

          o         acting as fiduciary or investment or financial advisor;

          o         providing brokerage services;

          o         underwriting bank eligible securities;

          o underwriting debt and equity securities on a limited basis through separately capitalized subsidiaries; and

          o making investments in corporations or projects designed primarily to promote community welfare.

         In addition, effective March 11, 2000, bank holding companies whose banking subsidiaries are all well-capitalized and well-managed may apply to become a financial holding company. Financial holding companies have the authority to engage in activities that are "financial in nature" that are not permitted for other bank holding companies. Some of the activities that the Bank Holding Company Act provides are financial in nature are:

          o lending, exchanging, transferring, investing for others or safeguarding money or securities;

          o insuring, guaranteeing, or indemnifying against loss, harm, damage, illness, disability, or death, or providing and issuing annuities, and acting as principal, agent, or broker with respect thereto;

          o         providing financial,   investment,   or  economic   advisory
                    services, including advising an investment company;

          o issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly; and

          o         underwriting, dealing in or making a market in securities.

         We have no immediate plans to register as a financial holding company.

         United must also register with the Georgia Department of Banking and Finance ("DBF") and file periodic information with the DBF. As part of such registration, the DBF requires information with respect to the financial condition, operations, management and intercompany relationships of United and the banks and related matters. The DBF may also require such other information as is necessary to keep itself informed as to whether the provisions of Georgia law and the regulations and orders issued thereunder by the DBF have been complied with, and the DBF may examine United and each of the banks. The North Carolina Banking Commission ("NCBC"), which has the statutory authority to regulate non-banking affiliates of North Carolina banks, in 1992 began using this authority to examine and regulate the activities of North Carolina-based holding companies owning North Carolina-based banks. Although the NCBC has not exercised its authority to date to examine and regulate holding companies outside of North Carolina that own North Carolina banks, it is likely the NCBC may do so in the future.

         United is an "affiliate" of the banks under the Federal Reserve Act, which imposes certain restrictions on (i) loans by the banks to United, (ii) investments in the stock or securities of United by the banks, (iii) the banks' taking the stock or securities of an "affiliate" as collateral for loans by the Bank to a borrower, and (iv) the purchase of assets from United by the banks. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. Each of United's subsidiaries is regularly examined by the Federal Deposit Insurance Corporation (the "FDIC"). United Community Bank, Peoples Bank of Fannin County, White County Bank, Towns County Bank, First Clayton Bank and Trust, Bank of Adairsville and 1st Floyd Bank as state banking associations organized under Georgia law, are subject to the supervision of, and are regularly examined by, the DBF. Carolina Community Bank is subject to the supervision of, and is regularly examined by, the NCBC and the FDIC. Both the FDIC and the DBF must grant prior approval of any merger, consolidation or other corporation reorganization involving United Community Bank, Peoples Bank of Fannin County, White County Bank, Towns County Bank, First Clayton Bank and Trust, Bank of Adairsville or 1st Floyd Bank, and the FDIC and the NCBC must grant prior approval of any merger, consolidation or other corporate reorganization of Carolina Community Bank. A bank can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of a commonly-controlled institution.

         PAYMENT OF DIVIDENDS. United is a legal entity separate and distinct from the banks. Most of the revenues of United result from dividends paid to it by the banks. There are statutory and regulatory requirements applicable to the payment of dividends by the banks, as well as by United to its shareholders.

         United Community Bank, Peoples Bank of Fannin County, Towns County Bank, White County Bank, First Clayton Bank and Trust, Bank of Adairsville and 1st Floyd Bank are each state chartered banks regulated by the DBF and the FDIC. Under the regulations of the DBF, dividends may not be declared out of the retained earnings of a state bank without first obtaining the written permission of the DBF, unless such bank meets all the following requirements:

         (a) total classified assets as of the most recent examination of the bank do not exceed 80% of equity capital (as defined by regulation);

         (b) the aggregate amount of dividends declared or anticipated to be declared in the calendar year does not exceed 50% of the net profits after taxes but before dividends for the previous calendar year; and

         (c) the ratio of equity capital to adjusted assets is not less than 6%.

         Under North Carolina law, the board of directors of Carolina Community Bank may declare a dividend for as much of the undivided profits of Carolina Community Bank as it deems appropriate, so long as Carolina Community Bank's surplus is greater than 50% of its capital.

         The payment of dividends by United and the banks may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending upon the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The FDIC has issued a policy statement providing that insured banks should generally only pay dividends out of current operating earnings. In addition to the formal statutes and regulations, regulatory authorities consider the adequacy of each of the Bank's total capital in relation to its assets, deposits and other such items. Capital adequacy considerations could further limit the availability of dividends to the banks. At December 31, 1999, net assets available from the banks to pay dividends without prior approval from regulatory authorities totaled approximately $23 million. For 1999, United's declared cash dividend payout to shareholders was 11.8% of net income.

         MONETARY POLICY. The results of operations of the banks are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. government securities, changes in the discount rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities, including the Federal Reserve, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and income of the banks.

         CAPITAL ADEQUACY. The Federal Reserve and the FDIC have implemented substantially identical risk-based rules for assessing bank and bank holding company capital adequacy. These regulations establish minimum capital standards in relation to assets and off-balance sheet exposures as adjusted for credit risk. Banks and bank holding companies are required to have (1) a minimum level of total capital (as defined) to risk-weighted assets of eight percent (8%); (2) a minimum Tier One Capital (as defined) to risk-weighted assets of four percent (4%); and (3) a minimum shareholders' equity to risk-weighted assets of four percent (4%). In addition, the Federal Reserve and the FDIC have established a minimum three percent (3%) leverage ratio of Tier One Capital to total assets for the most highly-rated banks and bank holding companies. "Tier One Capital" generally consists of common equity not including unrecognized gains and losses on securities, minority interests in equity accounts of consolidated subsidiaries and certain perpetual preferred stock less certain intangibles. The Federal Reserve and the FDIC will require a bank holding company and a bank, respectively, to maintain a leverage ratio greater than three percent (3%) if either is experiencing or anticipating significant growth or is operating with less than well-diversified risks in the opinion of the Federal Reserve. The Federal Reserve and the FDIC use the leverage ratio in tandem with the risk-based ratio to assess the capital adequacy of banks and bank holding companies. The FDIC, the Office of the Comptroller of the Currency (the "OCC") and the Federal Reserve have amended, effective January 1, 1997, the capital adequacy standards to provide for the consideration of interest rate risk in the overall determination of a bank's capital ratio, requiring banks with greater interest rate risk to maintain adequate capital for the risk. The revised standards have not had a significant effect on United's capital requirements.

         In addition, effective December 19, 1992, a new Section 38 to the Federal Deposit Insurance Act implemented the prompt corrective action provisions that Congress enacted as a part of the Federal Deposit Insurance Corporation Improvement Act of 1991. The "prompt corrective action" provisions set forth five regulatory zones in which all banks are placed largely based on their capital positions. Regulators are permitted to take increasingly harsh action as a bank's financial condition declines. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank's capital leverage ratio reaches 2%. Better capitalized institutions are generally subject to less onerous regulation and supervision than banks with lesser amounts of capital. The FDIC has adopted regulations implementing the prompt corrective action provisions of the Federal Deposit Insurance Act, which place financial institutions in the following five categories based upon capitalization ratios: (1) a "well capitalized" institution has a total risk-based capital ratio of at least 10%, a Tier One risk-based ratio of at least 6% and a leverage ratio of at least 5%; (2) an "adequately capitalized" institution has a total risk- based capital ratio of at least 8%, a Tier One risk-based ratio of at least 4% and a leverage ratio of at least 4%; (3) an "undercapitalized" institution has a total risk-based capital ratio of under 8%, a Tier One risk-based ratio of under 4% or a leverage ratio of under 4%; (4) a "significantly undercapitalized" institution has a total risk-based capital ratio of under 6%, a Tier One risk-based ratio of under 3% or a leverage ratio of under 3%; and (5) a "critically undercapitalized" institution has a leverage ratio of 2% or less. Institutions in any of the three undercapitalized categories would be prohibited from declaring dividends or making capital distributions. The FDIC regulations also establish procedures for "downgrading" an institution to a lower capital category based on supervisory factors other than capital. As of December 31, 1999 and 1998, the most recent notifications from the FDIC categorized each of the banks as "well capitalized" under current regulations.

         RECENT DEVELOPMENTS. On November 12, 1999, President Clinton signed the Gramm-Leach-Bliley Act, a very significant piece of legislation intended to modernize the financial services industry. The bill repeals the anti-affiliation provisions of the 1933 Glass-Steagall Act to allow for the merger of banking and securities organizations and permits banking organizations to engage in insurance activities including insurance underwriting. The bill also allows bank holding companies to engage in financial activities that are "financial in nature or complementary to a financial activity." The act lists the expanded areas that are financial in nature and includes insurance and securities underwriting and merchant banking among others. The bill also:

         o        prohibits    non-financial    entities   from   acquiring   or
                  establishing a thrift while grandfathering existing thrifts owned by non-financial entities.

         o establishes state regulators as the appropriate functional regulators for insurance activities but provides that state regulators cannot "prevent or significantly interfere" with affiliations between banks and insurance firms.

         o contains provisions designed to protect consumer privacy. The bill requires financial institutions to disclose their policy for collecting and protecting confidential information and allows consumers to "opt out" of information sharing except with unaffiliated third parties who market the institutions' own products and services or pursuant to joint agreements between two or more financial institutions.

         o provides for functional regulation of a bank's securities activities by the Securities and Exchange Commission.

         Various portions of the bill have different effective dates, ranging from immediately to more than a year for implementation.

PROPERTIES

         The executive offices of United are located at 63 Highway 515, Blairsville, Georgia. United owns this property. The banks conduct business from facilities primarily owned by the respective banks, all of which are in a good state of repair and appropriately designed for use as banking facilities. The banks provide services or perform operational functions at 36 locations, of which 31 locations are owned and 5 are leased. United Family Finance Co. and United Family Finance Co. of North Carolina conducts operations at four locations, all of which are leased. Note 5 to United's Consolidated Financial Statements includes additional information regarding amounts invested in premises and equipment.

LEGAL PROCEEDINGS

         In the ordinary course of operations, United and the banks are defendants in various legal proceedings. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the consolidated financial condition or results of operations of United.

UNITED'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999.
-------------------------------------------------------------

INCOME SUMMARY

         For the three months ended March 31, 2000 United reported net income of $3.8 million, or $0.47 per diluted share, compared to $3.3 million, or $0.40 per diluted share, for the same period in 1999. The first three months' results for 2000 provided an annualized return on average assets and average shareholders' equity of 0.71% and 15.9%, respectively, compared to 0.81% and 14.0%, respectively, for the same period in 1999. Net income for the three months ended March 31, 2000 increased 16.1% compared to the same period in 1999.

         The following table summarizes the components of income and expense for the first three months of 2000 and 1999 and the changes in those components for the periods presented.

TABLE 1 - CONDENSED CONSOLIDATED STATEMENTS OF INCOME
UNAUDITED
(IN THOUSANDS)

                                            For the Three Months
                                               Ended March 31,             Change
                                            2000          1999       Amount      Percent
                                     ----------------------------------------------------

Interest income                    $       43,431        32,829     10,602          32.3%

Interest expense                           24,565        17,395      7,170          41.2%
                                     --------------------------------------

Net interest income                        18,866        15,434      3,432          22.2%

Provision for loan losses                   1,546           980        566          57.8%
                                     --------------------------------------

Net interest income after
provision for loan losses                  17,320        14,454      2,866          19.8%

Non-interest income                         2,690         2,479        211           8.5%

Non-interest expense                       14,397        12,000      2,397          20.0%
                                     --------------------------------------

Income before taxes                         5,613         4,933        680          13.8%

Income tax expense                          1,789         1,640        149           9.1%
                                     --------------------------------------

Net income                        $         3,824         3,293        531          16.1%
                                     ======================================

Net Interest Income

          Net interest income is the largest source of United's operating income. Net interest income was $18.9 million for the three months ended March 31, 2000, an increase of 22% over the comparable period in 1999. The increase in net interest income for the first quarter of 2000 is primarily attributable to increases in outstanding average interest bearing assets (both loans and securities) over the comparable prior year period.

         The increase in average outstanding securities is primarily the result of United's leverage program that was initiated during the fourth quarter of 1998. The leverage program was designed to make optimal utilization of United's capital by using borrowed funds to purchase additional securities. The leverage borrowings are principally advances from the Federal Home Loan Bank that are secured by mortgage loans and other investment securities. The securities purchased under the leverage program are primarily mortgage-backed pass-through and other mortgage backed securities, including collateralized mortgage obligations. At March 31, 2000 United had approximately $162 million of earning assets and corresponding borrowings in the leverage program.

         For the three months ended March 31, 2000, the net interest margin (net interest income as a percentage of average interest earning assets) on a tax-equivalent basis was 3.85%, 31 basis points less than the comparable prior year period. The compression of the margin is primarily due to continued general competitive pressures on loan and deposit pricing and the leverage program described above. Although the average prime rate for the first quarter of 2000 was 95 basis points higher than the same period in 2000, the average loan yield decreased by 12 basis points.

      In January 2000, United implemented a strategic initiative designed to improve key financial performance as measured by earnings per share growth, return on average assets and return on average shareholders' equity. A key component of this plan was to address the compression of the net interest margin, which declined by 62 basis points during 1999 as compared with the prior year. Excluding the impact of additional cash reserves held during the fourth quarter of 1999 as a contingency for the Year 2000, the tax-equivalent net interest margin for the first quarter of 2000 was flat compared to the prior quarter.

      The following table shows the relative impact of changes in average balances of interest earning assets and interest bearing liabilities, and interest rates earned (on a fully-tax equivalent basis) and paid by United on those assets and liabilities for the three month periods ended March 31, 2000 and 1999.

 Table 2 - Average Consolidated Balance Sheets and Net Interest Analysis for the Three Months Ended March 31
           Fully Tax-equivalent Basis
          (In Thousands)

                                                           2000                             1999
                                             ------------------------------ ---------------------------------
                                               AVERAGE   INTEREST   AVG.      AVERAGE      INTEREST   AVG.
                                               BALANCE     <F1>     RATE      BALANCE        <F1>     RATE
                                             ------------------------------ ------------ --------------------
Assets:
Interest-earning assets:
  Loans, net of unearned income <F2>    $     1,444,760     34,538   9.61%    1,098,323       26,565   9.73%
  Taxable investments                           484,182      7,849   6.52%      352,126        5,201   5.94%
  Tax-exempt investments                         77,245      1,344   7.00%       77,256        1,376   7.16%
  Federal funds sold
    and other interest income                    14,887        201   5.43%        9,798          139   5.71%
                                             ---------------------          -----------  -----------
TOTAL INTEREST-EARNING ASSETS/
  INTEREST INCOME                             2,021,074     43,932   8.74%    1,537,503       33,281   8.71%
                                             ---------------------          -----------  -----------
NON-INTEREST-EARNING ASSETS:
  Allowance for loan losses                     (17,849)                        (13,090)
  Cash and due from banks                        55,932                          49,640
  Premises and equipment                         47,740                          41,946
  Goodwill and deposit intangibles                9,474                           7,600
  Other assets                                   38,800                          29,492
                                             ----------                     -----------
TOTAL ASSETS                            $     2,155,171                       1,653,091
                                             ==========                     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
  Interest-bearing deposits:
    Transaction accounts                $       342,490      3,350   3.93%      305,187        2,667   3.51%
    Savings deposits                             75,355        545   2.91%       63,186          626   3.98%
    Certificates of deposit                   1,063,407     15,290   5.78%      742,878       10,312   5.58%
                                             ---------------------          -----------  -----------
    Total interest-bearing deposits           1,481,252     19,185   5.21%    1,111,251       13,605   4.92%
                                             ---------------------          ------------------------
Federal Home Loan Bank advances                 289,777      4,094   5.68%      209,866        2,665   5.11%
Federal funds purchased and
   repurchase agreements                         31,404        440   5.64%       48,656          563   4.65%
Long-term debt and other borrowings <F3>         40,451        846   8.41%       27,283          562   8.28%
                                             ---------------------          -----------  -----------
  Total borrowed funds                          361,632      5,380   5.98%      285,805        3,790   5.33%
                                             ---------------------          -----------  -----------
TOTAL INTEREST-BEARING LIABILITIES /
  INTEREST EXPENSE                            1,842,884     24,565   5.36%    1,397,056       17,395   5.01%
NON-INTEREST-BEARING LIABILITIES:
  Non-interest-bearing deposits                 190,423                         155,429
  Other liabilities                              25,166                           5,231
                                             ----------                     -----------
  Total liabilities                           2,058,473                       1,557,716
                                             ----------                     -----------
Stockholders' equity                             96,698                          95,375
                                             ----------                     -----------
TOTAL LIABILITIES
  AND STOCKHOLDERS' EQUITY              $     2,155,171                       1,653,091
                                             ==========                     ===========
Net interest-rate spread                                             3.38%                             3.70%
Impact of non-interest bearing
  sources and other changes in
  balance sheet composition                                          0.47%                             0.46%
                                                                   ------                            ------
NET INTEREST INCOME /
  MARGIN ON INTEREST-EARNING ASSETS <F4>                    19,367   3.85%                    15,886   4.16%
                                                            =============                     =============

<F1>     Interest  income on tax-exempt  securities and loans has been increased by 50% to reflect comparable interest on taxable securities.
<F2>     For  computational  purposes,  includes  non-accrual loans and mortgage loans held for sale.
<F3>     Includes Trust Preferred Securities.
<F4>     Tax equivalent net interest  income as a percentage of average  earning assets

         The following table shows the relative impact on net interest income of changes in the average outstanding balances (volume) of earning assets and interest bearing liabilities and the rates earned and paid by United on such assets and liabilities. Variances resulting from a combination of changes in rate AND volume are allocated in proportion to the absolute dollar amounts of the change in each category.

Table 3 - Change in Interest Income and Expense On a Tax Equivalent Basis Unaudited
(In Thousands)

                                                   Three Months Ended March 31
                                                      2000 Compared to 1999
                                                        Increase (Decrease)
                                                  in Interest Income and Expense
                                                        Due to Changes In:
                                                  Volume     Rate         Total
                                                --------- ----------  -------------
Interest-earning assets:
Loans                                        $     8,285       (312)         7,973
Taxable investments                                2,101        547          2,648
Tax-exempt investments                                 -        (32)           (32)
Federal funds sold
  and other interest income                           69         (7)            62
                                                --------  ---------   ------------
TOTAL INTEREST-EARNING ASSETS                     10,455        196         10,651

INTEREST-BEARING LIABILITIES:
Transaction accounts                                 346        337            683
Savings deposits                                     107       (188)           (81)
Certificates of deposit                            4,596        382          4,978
                                                --------  ---------   ------------
  Total interest-bearing deposits                  5,049        531          5,580
FHLB advances                                      1,103        326          1,429

Federal funds purchased and
   repurchase agreements                            (226)       103           (123)
Long-term debt and other borrowings                  275          9            284
                                                --------  ---------   ------------
  Total borrowed funds                             1,152        438          1,590
                                                --------  ---------   ------------
TOTAL INTEREST-BEARING LIABILITIES                 6,201        969          7,170
                                                --------  ---------   ------------
INCREASE (DECREASE)
  IN NET INTEREST INCOME                     $     4,254       (773)         3,481
                                                ========  =========   ============



PROVISION FOR LOAN LOSS

           The provision for loan losses was $1.5 million, or 0.43% of average loans on an annualized basis, for the three months ended March 31, 2000, compared with $980 thousand, or 0.36% of average loans, for the same period in 1999. Net loan charge-offs for the first three months of 2000 were $346,000, or 0.10% of average loans on an annualized basis, compared to $85 thousand, or 0.03% of average loans on an annualized basis, for the same period in 1999. The provision for loan losses and allowance for loan losses reflect management's consideration of the various risks in the loan portfolio. Additional discussion of loan quality and the allowance for loan losses in provided in the ASSET QUALITY discussion section of this proxy statement/prospectus.

NON-INTEREST INCOME

          Non-interest income for the three months ended March 31, 2000 was $2.7 million, an increase of $193,000, or 8%, over the comparable 1999 period. Service charges on deposit accounts, which represent the largest component of non-interest income, totaled $1.5 million for the first three months of 2000, an increase of $309 thousand, or 27%, compared to the same period in 1999. This increase is primarily attributed to an increase in the number and volume of transaction deposit accounts.

            Mortgage  banking  revenue  for  the  first  three  months  of  2000 decreased by $228,000, or 51%, compared with the same period in 1999. This decrease is primarily attributable to increased mortgage loan interest rates and the corresponding decline in demand for mortgage refinance loans.

         Other non-interest income totaled $974,000 for the three months ended March 31,2000, an increase of $112,000 million, or 13%, compared to the same period in 1999. The following table summarizes the components of other non-interest income for the first three months of 2000 and 1999 and the changes in those components for the periods presented:

Table 4 -Other Non-interest Income
(In Thousands)

                                                 For the Three Months Ended
                                          March 31,                         Change
                                            2000           1999       Amount    Percent
                                       ------------------------------------------------
Trust and brokerage fees                        209         169          40        24%
ATM fees                                        134         105          29        28%
Bank-owned life insurance                       139          96          43        45%
Insurance commissions                            38           -          38        n/m
Credit insurance                                179         223         (44)      -20%
Safe deposit box fees                            78          57          21        37%
Gain on sale of loans                             9          40         (31)      -78%
Other                                           188         172          16         9%
                                       ------------------------------------
   Total other non-interest income              974         862         112        13%
                                       ====================================
n/m - not meaningful

         The growth in trust and brokerage revenue is primarily attributable to an increase in the number of retail brokerage sale representatives and an increase in the amount of trust assets under management. The improvement in ATM fees is attributable to an increase in the number of ATM machines in service and an increase in the surcharge fee charged to non-customers implemented in February 1999. The increase in bank-owned life insurance revenue is a result of the growth of the underlying insurance policies' cash value since the first quarter of 1999 and corresponding increase in policy appreciation earnings. The increase in insurance commission revenue of $38,000 reflects commissions earned by United on sales of insurance products through its wholly-owned subsidiary, United Agencies, Inc., which actively commenced operations during the second quarter of 1999.

         The decrease in credit life insurance is primarily attributable to slower loan growth during the first quarter of 2000 at United's consumer finance company subsidiaries. During the first quarter of 2000 such outstanding loans declined by $996,000, compared with an increase of $1.8 million during the same period in 1999.

         Gains on the sale of loans recorded during the first quarter of 2000 were 78% lower than the same period in 1999. The first quarter 1999 results for this income category reflect a one-time gain of approximately $40 thousand on the sale of SBA loans.

NON-INTEREST EXPENSE

           For the three months ended March 31, 2000, non-interest expense totaled $14.4 million, an increase of $2.4 million, or 20%, from the same period in 1999.

         Salary and employee benefit expense, which represents the single largest component of non-interest expense, increased by $1.3 million, or 19%, compared with the same period in 1999. This increase is primarily attributable staff additions made to accommodate the growth of United's customer base, including staff obtained with the acquisition of Adairsville Bancshares, Inc. effective April 1, 1999; general merit increases awarded annually in April each year; and, an increase in the cost of group health insurance coverage.

         Occupancy and equipment expense for the first three months of 2000 totaled $2.6 million, an increase of $480,000, or 23%, over the same period in 1999. This increase is primarily attributable to the opening of new bank offices in three markets and the acquisition of Adairsville.

         Other non-interest expense for the three months ended March 31, 2000 was $3.7 million, an increase of 19% over the same period in 1999. This increase in primarily attributable to increases in stationery and supply expense and communications expense due to the increase in the number of bank offices and the growth of existing offices. Amortization expense for intangible assets, which is included in other non-interest expense, increase by $50,000 during the first three months of 2000 compared with the same period in 1999 as a result of purchase acquisition of Adairsville.

         The efficiency ratio, which is a measure of operating expenses excluding one-time expenses as a percentage of operating revenues excluding one-time gains, was 66.8% for the three months ended March 31, 2000, a three basis point improvement compared with the same period in 1999.

INCOME TAXES

          Income tax expense increased by $149,000, or 9%, during the first three months of 2000 as compared to the same period in 1999. The effective tax rate (income tax expense as a percentage of pre-tax net income) for the three months ended March 31, 2000 was 31.9%, compared to 33.2% for comparable 1999 period.

INVESTMENT SECURITIES

         Average securities for the first three months of 2000 were $561 million, an increase of $132 million, or 31%, over the comparable 1999 period. As of March 31, 2000, United had $162 million of securities and borrowings related to the leverage program, compared with $164 million at year-end 1999 and $148 million at March 31, 1999. Management does not expect to increase the level of securities and related borrowings in the leverage program during the remainder of 2000.

LOANS

          United experienced annualized loan growth of 17% for the three-month period ended March 31, 2000. Total loans, net of unearned income, totaled $1.5 billion at March 31, 2000, compared to $1.4 billion at December 31, 1999. The loan growth experienced during the first three months of 2000 is attributed to continued robust economic conditions in United's market areas and corresponding strong demand for loans. Average loans for the three months ended March 31, 2000 were $1.4 billion compared to $1.1 billion for the comparable 1999 period, representing an increase of $346 million, or 32%. The average tax-equivalent yield on loans (including mortgage loans held for sale) for the three months ended March 31, 2000 was 9.61%, compared to 9.73% for the same period in 1999. This decrease is attributed to continued competitive pricing pressures for loans in the market areas where United operates.

ASSET QUALITY

         Non-performing assets, which include non-accrual loans, loans past-due 90 days or more and still accruing interest and other real estate owned totaled $2.9 million at March 31, 2000, compared to $2.4 million at December 31, 1999.

Total non-performing loans at March 31, 2000 increased by $373,000 over the year-end 1999 level. Non-performing loans at March 31, 2000 consist primarily of loans secured by real estate that are generally well secured and in the process of collection. Other real estate owned at March 31, 2000 totaled $752,000, compared to $541,000 at December 31, 1999, and comprised six properties.

           Management classifies loans as non-accrual when principal or interest is 90 days or more past due and the loan is not sufficiently collateralized and in the process of collection. Once a loan is classified as non-accrual, it cannot be reclassified as an accruing loan until all principal and interest payments are brought current and the prospects for future payments in accordance with the loan agreement appear relatively certain. Foreclosed properties held as other real estate owned are recorded at the lower of United's recorded investment in the loan or market value of the property less expected selling costs.

         The following table presents information about United's non-performing assets, including asset quality ratios.

TABLE 5- NON-PERFORMING ASSETS
(IN THOUSANDS)

                                                           March 31,          December 31,          March 31,
                                                             2000                 1999                1999
                                                      -------------------------------------------------------
Non-accrual loans                                   $       1,946                1,370               1,346
Loans past due 90 days or more and
    still accruing                                            247                  450                 413
                                                      ----------------------------------------------------
    Total non-performing loans                              2,193                1,820               1,759
Other real estate owned                                       752                  541                 809
                                                      ----------------------------------------------------
     Total non-performing assets                    $       2,945                2,361               2,568
                                                      ====================================================

Total non-performing loans as a percentage
     of total loans                                          0.15%                0.13%               0.15%
Total non-performing assets as a percentage
     of total assets                                         0.14%                0.11%               0.14%

         At March 31, 2000 United had approximately $5.5 million of outstanding loans that were not included in the past-due or non-accrual categories, but for which management had knowledge that the borrowers were having financial difficulties. Although these difficulties are serious enough for management to be uncertain of the borrowers' ability to comply with the original repayment terms of the loans, no losses are anticipated at this time in connection with them based on current market conditions, cash flow generation and collateral values. These loans are subject to routine management review and are considered in determining the adequacy of the allowance for loan losses.

           The allowance for loan losses at March 31, 2000 totaled $18.9 million, an increase of $1.2 million, or 7%, from December 31, 1999. The ratio of allowance for loan losses to total loans at March 31, 2000 was 1.30%, compared with 1.35% at March 31, 1999 and 1.27% at December 31, 1999. At March 31, 2000 and December 31, 1999 the ratio of allowance for loan losses to total non-performing loans was 863% and 974%, respectively.

         The following table provides an analysis of the changes in the allowance for loan losses for the three months ended March 31, 2000 and 1999.

Table 6 -  Summary of Loan Loss Experience
(In Thousands)

                                                                            Three Months Ended
                                                                       March 31
                                                                         2000               1999
                                                                   --------------------------------------
Balance beginning of period                                      $            17,722              12,680
Provision for loan losses                                                      1,546                 980
Balance acquired from subsidary at acquisition                                     -               1,822
Loans charged-off                                                               (533)               (170)
Charge-off recoveries                                                            187                  85
                                                                   --------------------------------------
Net charge-offs                                                                 (346)                (85)
                                                                   --------------------------------------
Balance end of period                                            $            18,922              15,397
                                                                   ======================================


                                                                       March 31,           December 31,
Total loans:                                                             2000                   1999
                                                                   --------------------------------------
   At period end                                                 $         1,459,469           1,400,360
   Average (three months for 2000)                               $         1,441,126           1,237,892
As a percentage of average loans:
   Net charge-offs (annualized basis for 2000)                                 0.10%               0.15%
   Provision for loan losses (annualized basis for 2000)                       0.43%               0.41%
Allowance as a percentage of period end loans                                  1.30%               1.27%
Allowance as a percentage of non-performing loans                               863%                974%


         Management believes that the allowance for loan losses at March 31, 2000 is sufficient to absorb losses inherent in the loan portfolio. This assessment is based upon the best available information and does involve a degree of uncertainty and matters of judgment. Accordingly, the adequacy of the loan loss reserve cannot be determined with precision and could be susceptible to significant change in future periods.


DEPOSITS AND BORROWED FUNDS

           Total average non-interest bearing deposits for the three months ended March 31, 2000 were $190 million, an increase of $35 million, or 23%, from the same period in 1999. For the three months ended March 31, 2000, total average interest bearing deposits were $1.7 billion, an increase of $405 million, or 32%, from the comparable 1999 period.

           At March 31, 2000, United had $59 million of brokered certificates of deposit issued compared with $70 million at year-end 1999. Average certificates of deposit for the three months ended March 31, 2000 increased by $321million, or 43%, over the same period in 1999; brokered deposits represented $63 million, or 20%, of the total increase.

           Total average borrowed funds for the three months ended March 31, 2000 were $362 million, an increase of $76 million, or 27%, from the comparable 1999 period. Most of this increase is attributed to increased net borrowings from the Federal Home Loan Bank and was utilized to fund growth of the loan portfolio. At March 31, 2000, United had aggregate Federal Home Loan Bank borrowings of approximately $310 million.

ASSET/LIABILITY MANAGEMENT

          United's financial performance is largely dependent upon its ability to manage market interest rate risk, which can be further defined as the exposure of United's net interest income to fluctuations in interest rates. Since net interest income is the largest component of United's earnings, management of interest rate risk is a top priority. United's risk management program includes a coordinated approach to managing interest rate risk and is governed by policies established by the Asset/Liability Management Committee, which is comprised of members of United's senior management team. The Asset/Liability Management Committee meets regularly to evaluate the impact of market interest rates on the assets, liabilities, net interest margin, capital and liquidity of United and to determine the appropriate strategic plans to address the impact of these factors.

          United's balance sheet structure is primarily short-term with most assets and liabilities either repricing or maturing in five years or less. Management monitors the sensitivity of net interest income to changes in market interest rates by utilizing a dynamic simulation model. This model measures net interest income sensitivity and volatility to interest rate changes based on assumptions which management believes are reasonable. Factors considered in the simulation model include actual maturities, estimated cash flows, repricing characteristics, deposit growth and the relative sensitivity of assets and liabilities to changes in market interest rates. The simulation model considers other factors that can impact net interest income, including the mix of earning assets and liabilities, yield curve relationships, customer preferences and general market conditions. Utilizing the simulation model, management can project the impact of changes in interest rates on net interest income.

         At March 31, 2000, United's simulation model indicated that net interest income would increase by 3.24% if interest rates increased by 200 basis points and would decrease by 4.80% if interest rates fell by the same amount. Both of the simulation results are within the limits of United's policy, which permits an expected net interest income impact within a range of plus 10% and minus 10% for any 200 basis point increase or decrease in rates.

          In order to assist in achieving a desired level of interest rate sensitivity, United has entered into off-balance sheet contracts that are considered derivative financial instruments. Derivative financial instruments can be a cost and capital effective means of modifying the repricing characteristics of on-balance sheet assets and liabilities. United requires that all contract counterparties have an investment grade or better credit rating. These contracts include interest rate swap contracts in which United pays a variable rate based on Prime Rate and receives a fixed rate on a notional amount and interest rate cap contracts for which United pays an up-front premium in exchange for a variable cash flow if interest rates exceed the cap rate. United did not enter into any new derivative financial instrument contracts during the first quarter of 2000.

         The following table presents United's cap contracts at March 31, 2000. At that date, the cap contracts had an aggregate book value of $316 thousand.

Table 7 - Cap Contracts as of  March 31, 2000
(In Thousands)

                                      NOTIONAL      CONTRACT           CONTRACT    FAIR
               Maturity                Amount         Index               Rate     Value
             -----------------------------------------------------------------------------
               August 31, 2001           5,000        Prime             10.00%          10
               August 27, 2001          20,000        Prime             10.00%          49
            September 18, 2003          10,000    3 Month LIBOR          5.50%         511
               January 4, 2004          10,000        Prime              7.75%         543
                                   -----------                                     -------
                         Total          45,000                                       1,113
                                   ===========                                     =======

         The following table presents United's swap contracts as of March 31, 2000.


TABLE 8 - SWAP CONTRACTS AS OF  MARCH 31, 2000
(IN THOUSANDS)

                                       NOTIONAL        RATE       RATE         FAIR
                  Maturity              Amount       Received     Paid         Value
              -----------------------------------------------------------------------
                 April 2, 2001          15,000        8.41%       9.00%        (197)
                 April 5, 2001          10,000        9.50%       9.00%         (28)
                   May 8, 2001          10,000        8.26%       9.00%        (155)
                  June 7, 2001          10,000        8.69%       9.00%        (132)
                 July 27, 2001          10,000        8.85%       9.00%         (80)
              October 12, 2001          10,000        9.11%       9.00%        (120)
                  June 7, 2002          10,000        9.05%       9.00%        (119)
                 June 14, 2002          10,000        9.12%       9.00%        (107)
                 June 24, 2002          20,000        8.80%       9.00%        (442)
                 July 29, 2002          25,000        9.04%       9.00%        (316)
               August 10, 2002          10,000        9.60%       9.00%        (104)
             December 23, 2002          10,000        9.19%       9.00%        (231)
                                  -------------------------------------------------
Total/weighted average                 150,000        8.95%       9.00%      (2,031)
                                  =================================================

         Effective January 1, 1999, United adopted Statement of Financial Accounting Standards No. 133 ("Accounting for Derivative Instruments and Hedging Activities"), that requires that all derivative financial instruments be included and recorded at fair value on the balance sheet. Currently, all of United's derivative financial instruments are classified as highly effective fair value hedges. Fair value hedges recognize currently in earnings both the impact of the change in the fair value of the derivative financial instrument and the offsetting impact of the change in fair value of the hedged asset or liability. At March 31, 2000, United's derivative financial instruments had an aggregate negative fair market value of $918,000.
 .
          United requires all derivative financial instruments be used only for asset/liability management or hedging specific transactions or positions, and not for trading or speculative purposes. Management believes that the risk associated with using derivative financial instruments to mitigate interest rate sensitivity is minimal and should not have any material unintended impact on United's financial condition or results of operations.

Capital Resources and Liquidity

         The following table shows United's capital ratios, as calculated under regulatory guidelines, compared to the regulatory minimum capital ratio and the regulatory minimum capital ratio needed to qualify as a "well-capitalized" institution at March 31, 2000 and December 31, 1999:

Table 9 - Capital Ratios


                                           March 31,             December 31,
                                             2000                    1999
                                          ------------------------------------
Leverage ratio                               5.61%                   5.52%
    Regulatory minimum                       3.00%                   3.00%
    Well-capitalized minimum                 5.00%                   5.00%
Tier I risk-based capital                    8.54%                   8.44%
    Regulatory minimum                       3.00%                   3.00%
    Well-capitalized minimum                 6.00%                   6.00%
Total risk-based capital                    10.04%                   9.95%
    Regulatory minimum                       8.00%                   8.00%
    Well-capitalized minimum                10.00%                  10.00%

         Management believes that it is in the best interests of United's shareholders to make optimal use of United's capital by maintaining capital levels that meet the regulatory requirements for "well-capitalized" status but do not result in a significant level of excess capital that is not utilized. In consideration of the asset growth experienced during the past year and expected continued growth during the year 2000, management recommended to United's board of directors in January 2000 that additional capital be raised through the sale of common stock. The Board subsequently approved a public offering of between 350,000 and 450,000 shares at a price of $38.00 per share, which will provide between $13.2 million and $17.0 million of additional capital, net of estimated offering expenses. Management expects to use the net proceeds of the offering, which is expected to be completed during the second quarter of 2000, to inject additional capital into United's subsidiary banks and for other corporate purposes.

          United is currently paying dividends on a quarterly basis and expects to continue making such distributions in the future if results from operations and capital levels are sufficient. The following table presents the cash dividends declared in the first quarter of 2000 and 1999 and the respective payout ratios as a percentage of net income.


Table 10 - Dividend Payout Information

                                  2000                           1999
                      --------------------------      ------------------------
                          Dividend     Payout %          Dividend     Payout %
                      --------------------------      -------------------------
First quarter         $        0.075      15.6%       $        0.05      12.2%

          Liquidity measures the ability to meet current and future cash flow needs as they become due. Maintaining an adequate level of liquid funds, at the most economical cost, is an important component of United's asset and liability management program. United has several sources of available funding to provide the required level of liquidity. United, like most banking organizations, relies primarily upon cash inflows from financing activities (deposit gathering, short-term borrowing and issuance of long-term debt) in order to fund its investing activities (loan origination and securities purchases). The financing activity cash inflows such as loan payments and securities sales and prepayments are also a significant component of liquidity.


COMPARISON OF THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997.

EXPANSIONS AND MERGERS SINCE DECEMBER 31, 1998

         On August 27, 1999 United completed its merger with 1st Floyd Bank of Rome, Georgia, in a tax-free stock exchange. United issued 632,890 shares of common stock in the transaction and recorded merger-related expenses totaling $1.2 million, net of tax. This merger was accounted for as a pooling of interests, and all of the financial statements and ratios contained in this proxy statement/prospectus have been restated to include the results of 1st Floyd Bank for all periods presented.

         On March 31, 1999, United completed its acquisition of Bank of Adairsville of Adairsville, Georgia. Effective April 1, 1999 the results of operations for Bank of Adairsville were included in United's consolidated statements of income. This acquisition was accounted for as a purchase, for which United recorded a goodwill asset in the amount of approximately $3 million, which is being recognized through charges to expense over a term of 15 years beginning in April, 1999.

         Two new branch offices of the banks were opened for business during 1999. United Community Bank opened a new office in Murrayville, Georgia, which is operated under the trade name of United Community Bank of Hall County. Carolina Community Bank opened a second office in Brevard, North Carolina.

EXPANSIONS PRIOR TO DECEMBER 31, 1998

         Effective January 30, 1998, Peoples Bank of Fannin County assumed deposits totaling $23.4 million and purchased certain assets totaling $3.7 million of a branch bank located in Ellijay, Georgia. This office is now operated under the trade name of United Community Bank of Gilmer County.

         Effective September 12, 1997, United completed the acquisition of First Clayton Bank and Trust in Clayton, Georgia. United issued 646,257 shares of common stock in connection with this merger, which was accounted for as a pooling of interests.

         United also expanded its market area during 1998 and 1997 through de novo branching. Carolina Community Bank opened de novo branch offices in the western North Carolina cities of Etowah and Cherokee during 1998 and Brevard during 1997.

         United Community Bank opened a de novo branch office in Clarkesville, Georgia during 1998 that is operated under the trade name of First Bank of Habersham.

INCOME STATEMENT REVIEW

         Net income was $13.6 million in 1999, an increase of 6.9% from the $12.8 million earned in 1998. Diluted earnings per common share were $1.66 for 1999, compared with $1.57 reported for 1998, an increase of 5.7%. Return on average assets and return on average equity for 1999 were .72% and 14.33%, respectively, compared with .94% and 14.84%, respectively, for 1998.

         The reported net income for 1999 includes after-tax charges of $1.2 million related to the merger with 1st Floyd Bank. Excluding these non-recurring items, net income for 1999 was $14.8 million, an increase of 15.9% over 1998. Diluted earnings per share for 1999, excluding merger-related charges, were $1.80, an increase of 14.5% over 1998. Return on average assets and return on average equity for 1999, exclusive of merger-related charges, were .78% and 15.54%, respectively.

         The following table summarizes the components of income and expense and the changes in those components for the past three years.

Table 1 -  Condensed  Consolidated  Statements  of Income
For the years ended December 31
(In thousands)

                                                            Change                             Change
                                          1999         Amount        %         1998        Amount       %         1997

Interest income                    $         149,740      33,526     28.8%      116,214       22,026    23.4%        94,188
Interest expense                              81,766      21,762     36.3%       60,004       11,534    23.8%        48,470
                                     ----------------------------          --------------------------         --------------
Net interest income                           67,974      11,764     20.9%       56,210       10,492    22.9%        45,718
Provision for loan losses                      5,104       2,492     95.4%        2,612         (202)   -7.2%         2,814
                                     ----------------------------          --------------------------         --------------
Net interest income after
   provision for loan losses                  62,870       9,272     17.3%       53,598       10,694    24.9%        42,904
Non-interest income                           10,836       1,707     18.7%        9,129        1,929    26.8%         7,200
Non-interest expense                          54,165      10,201     23.2%       43,964        9,901    29.1%        34,063
                                     ----------------------------          --------------------------         --------------
Income before income taxes                    19,541         778      4.1%       18,763        2,722    17.0%        16,041
Income tax expense                             5,893         (97)    -1.6%        5,990        1,003    20.1%         4,987
                                     ----------------------------          --------------------------         --------------
Net income                         $          13,648         875      6.9%       12,773        1,719    15.6%        11,054
                                     ============================          ==========================         ==============

The individual components of income and expense are discussed in further detail below.

NET INTEREST INCOME

         Net interest income (the difference between the interest earned on assets and the interest paid on deposits and liabilities) is the single largest component of United's operating income. United actively manages this income source to provide an optimal level of income while balancing interest rate, credit and liquidity risks. Net interest income totaled $68.0 million in 1999, an increase of $11.8 million, or 21%, from the level recorded in 1998. Net interest income for 1998 increased $10.5 million, or 23%, over the 1997 level. On a fully tax-equivalent basis, net interest income was $70.0 million in 1999, compared with $57.9 million in 1998 and $47.0 million in 1997.

         In 1999, average interest earning assets increased $503 million, or 40%, over the 1998 amount. This increase was primarily due to the increased volume of loans and to increased securities acquired as part of United's leverage program. Average loans outstanding for 1999 were $1.2 billion, compared with $956 million in 1998. Average interest bearing liabilities for 1999 increased $488 million, or 43%, over the 1998 average balance. This increase was primarily due to an increase in the level of average interest bearing deposits of $256 million, or 25%, and an increase in borrowed funds of $232 million, or 204%. Approximately $150 million of the increased in average borrowed funds were in conjunction with United's leverage program, which is explained in detail in the Investment Securities section of this discussion. The majority of new borrowings were fixed and floating rate advances from the Federal Home Loan Bank
(FHLB) that were at a funding cost competitive with the banks' current certificate of deposit rates. Additional information regarding the FHLB advances is provided in note 7 of the consolidated financial statements.

         The banking industry uses two key ratios to measure relative profitability of net interest income. The net interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest bearing liabilities. The interest rate spread eliminates the impact of non-interest bearing deposits and gives a direct perspective on the effect of market interest rate movements. The net interest margin is defined as net interest income as a percent of average total earning assets and takes into account the positive impact of investing non-interest bearing deposits.

         United's net interest spread was 3.55% in 1999, 4.04% in 1998 and 4.05% in 1997, while the net interest margin (on a tax-equivalent basis) was 3.98% in 1999, 4.60% in 1998 and 4.66% in 1997. The 62 basis point decrease in the net interest margin from 1998 to 1999 is primarily attributed to the following: the narrower spread on the assets and associated liabilities in the leverage program; the increased reliance on borrowed funds; increased competitive pricing pressure on loans and deposits; increased cash balance held for Year 2000 contingency and the impact of bank-owned life insurance revenue recorded as non-interest income.

         The average cost of interest bearing liabilities for 1999 was 5.07%, a decrease of 27 basis points from 1998. Core deposits, which include transaction accounts, savings accounts and non-brokered certificates of deposit less than $100,000, represented approximately 77% of total deposits in 1999, a decrease from 82% in 1998.

         The following table shows, for the past three years, the relationship between interest income and expense and the average balances of interest earning assets and interest bearing liabilities.

Table 2 - Average Consolidated Balance Sheets and Net Interest Analysis For the Years Ended December 31
Fully tax-equivalent basis
(in thousands)

                                                 1999                        1998                       1997
                                       ------------------------- --------------------------- --------------------------
                                        Average  Interest Avg.     Average   Interest Avg.    Average   Interest Avg.
                                        Balance    <F1>   Rate     Balance     <F1>   Rate    Balance     <F1>   Rate
                                       ------------------------- --------------------------- --------------------------
Assets:
Interest-earning assets:
  Loans, net of unearned income <F2>     $21,242,418  119,669 9.63%     961,763   99,126 10.31%    777,583   80,675 10.38%
  Taxable investments                        417,602   25,285 6.05%     200,457   12,264  6.12%    156,784    9,609  6.13%
  Tax-exempt investments                      80,949    5,795 7.16%      67,067    4,879  7.27%     44,326    3,514  7.93%
  Federal funds sold
    and other interest income                 19,769    1,050 5.31%      28,272    1,644  5.81%     31,077    1,723  5.54%
                                          -------------------       --------------------        -------------------
Total interest-earning assets /
  interest income                          1,760,738  151,799 8.62%   1,257,559  117,913  9.38%  1,009,770   95,521  9.46%
                                          -------------------       --------------------        -------------------
Non-interest-earning assets:
  Allowance for loan losses                  (15,341)                    (11,805)                    (9,854)
  Cash and due from banks                     63,452                      45,176                     30,662
  Premises and equipment                      45,382                      35,331                     24,832
  Other assets                                41,958                      29,042                     22,568
                                           ---------                 -----------                 ----------
Total assets                             $ 1,896,189                   1,355,303                  1,077,978
                                           =========                 ===========                 ==========
Liabilities and Stockholders' Equity
Interest-bearing liabilities:
  Interest-bearing deposits:
    Transaction accounts                 $   323,180   12,237 3.79%     254,016   10,200  4.02%    188,997    7,230  3.83%
    Savings deposits                          70,761    2,008 2.84%      54,248    1,520  2.80%     45,063    1,238  2.75%
    Certificates of deposit                  872,077   48,414 5.55%     701,722   41,423  5.90%    604,989   36,309  6.00%
                                         --------------------        --------------------        -------------------
    Total interest-bearing deposit         1,266,018   62,659 4.95%   1,009,986   53,143  5.26%    839,049   44,777  5.34%
                                         --------------------       --------------------        -------------------
Federal Home Loan Bank advances              249,755   13,096 5.24%      90,834    5,010  5.52%     39,615    2,382  6.01%
Long-term debt and other borrowings <F3>      95,866    6,011 6.27%      22,922    1,851  8.08%     17,697    1,311  7.41%
                                         --------------------       --------------------        -------------------
  Total borrowed funds                       345,621   19,107 5.53%     113,756    6,861  6.03%     57,312    3,693  6.44%
                                         --------------------       --------------------        -------------------
Total interest-bearing liabilities /
  interest expense                         1,611,639   81,766 5.07%   1,123,742   60,004  5.34%    896,361   48,470  5.41%
Non-interest-bearing liabilities:
  Non-interest-bearing deposits              181,843                    135,439                    100,593
  Other liabilities                            7,454                     10,040                      9,903
                                           ---------                -----------                 ----------
  Total liabilities                        1,800,936                  1,269,221                  1,006,857
                                           ---------                 -----------                 ----------
Stockholders' equity                         95,253                      86,082                     71,121
                                           ---------                 -----------                 ----------
Total liabilities
  and stockholders' equity               $ 1,896,189                  1,355,303                  1,077,978
                                           =========                 ===========                 ==========
Net interest-rate spread                                      3.55%                       4.04%                      4.05%
Impact of non-interest bearing
  sources and other changes in
  balance sheet composition                                   0.43%                       0.56%                      0.61%
                                                             ------                     -------                    -------
Net interest income /
  margin on interest-earning assets <F4>              70,033 3.98%               57,909  4.60%              47,051  4.66%
                                                   ================            ================           ================

<F1>     Interest  income on tax-exempt  securities and loans has been increased by 50% to reflect comparable interest on taxable securities.
<F2>     For  computational  purposes,  includes  non-accrual loans and mortgage loans held for sale.
<F3>     Includes Trust Preferred Securities.
<F4>     Tax equivalent net interest  income as a percentage of average  earning assets

         The following table shows the relative impact on net interest income of changes in the average outstanding balances (volume) of earning assets and interest bearing liabilities and the rates earned and paid by United on such assets and liabilities. Variances resulting from a combination of changes in rate AND volume are allocated in proportion to the absolute dollar amounts of the change in each category.

Table 3 - Change in Interest Income and Expense on a Tax Equivalent Basis (in thousands)

                                                   1999 Compared to 1998                   1998 Compared to 1997
                                                    Increase (decrease)                      Increase (decrease)
                                              in interest income and expense          in interest income and expense
                                                       due to changes in:                    due to changes in:
                                               Volume       Rate        Total         Volume       Rate        Total
                                             -------------------------------------  -------------------------------------
Interest-earning assets:
Loans                                    $        27,380      (6,837)      20,543        19,109        (658)      18,451
Taxable investments                               13,149        (128)      13,021         2,677         (22)       2,655
Tax-exempt investments                               995         (79)         916         1,803        (438)       1,365
Federal funds sold
  and other interest income                         (461)       (133)        (594)         (156)         77          (79)
                                             -------------------------------------  -------------------------------------
Total interest-earning assets                     41,063      (7,177)      33,886        23,433      (1,041)      22,392

Interest-bearing liabilities:
Transaction accounts                               2,646        (609)       2,037         2,487         483        2,970
Savings deposits                                     468          20          488           252          30          282
Certificates of deposit                            9,575      (2,584)       6,991         5,806        (692)       5,114
                                             -------------------------------------  -------------------------------------
  Total interest-bearing deposits                 12,689      (3,173)       9,516         8,545        (179)       8,366
FHLB advances                                      8,345        (259)       8,086         3,080        (452)       2,628
Long-term debt and other borrowings                4,660        (500)       4,160           387         153          540
                                             -------------------------------------  -------------------------------------
  Total borrowed funds                            13,005        (759)      12,246         3,467        (299)       3,168
                                             -------------------------------------  -------------------------------------
Total interest-bearing liabilities                25,694      (3,932)      21,762        12,012        (478)      11,534
                                             -------------------------------------  -------------------------------------
Increase (decrease)
  in net interest income                 $        15,369      (3,245)      12,124        11,421        (563)      10,858
                                             =====================================  =====================================

PROVISION FOR LOAN LOSSES

         The provision for loan losses in 1999 was $5.1 million, compared with $2.6 million in 1998 and $2.8 million in 1997. As a percentage of average outstanding loans, the provisions recorded for 1999, 1998 and 1997 were .41%,
 .27% and .36%, respectively. Net loan charge-offs as a percentage of average outstanding loans for 1999 were .15%, compared with .10% for 1998 and .05% for 1997. The increase in the provision for loan loss in 1999 is primarily attributed to growth in the loan portfolio and the increased level of net charge-offs.

         The provision for loan losses is based on management's evaluation of inherent risks in the loan portfolio and the corresponding analysis of the allowance for loan losses. Additional discussion on loan quality and the allowance for loan losses is included in the ASSET QUALITY section of this proxy statement/prospectus.

NON-INTEREST INCOME

         Total non-interest income for 1999 was $10.8 million, compared with $9.1 million in 1998 and $7.2 million in 1997. The following table presents the components of non-interest income for 1999, 1998 and 1997.

Table 4 - Non-interest Income
(in thousands)

                                                  ------------------------------------------------------------------
                                                                      Years Ended December 31,
                                                  ------------------------------------------------------------------
                                                      1999       % Change       1998       % Change        1997
--------------------------------------------------------------------------------------------------------------------
Service charges on deposit accounts           $          5,161          22%        4,227           15%        3,681
Mortgage loan and related fees                           1,638         -10%        1,822           57%        1,157
ATM fees                                                   539          69%          319           40%          228
Insurance commissions                                    1,027          53%          672          159%          259
Trust and brokerage revenue                                622          46%          427          132%          184
Gains (losses) on securities sales, net                    543         -32%          804            9%          737
Safe deposit box rental                                    219          26%          174           16%          150
Bank-owned life insurance                                  395          n/m            -           n/m            -
Other                                                      692           1%          684          -15%          804
                                                  ------------------------------------------------------------------
     Total                                    $         10,836          19%        9,129           27%        7,200
                                                  ==================================================================

         The primary source of non-interest income for United is service charges and fees on deposit accounts held by the banks. Total deposit service charges and fees for 1999 were $5.2 million, or 48% of total non-interest income, compared with $4.2 million, or 46% of total non-interest income in 1998. The growth of deposit service charge and fee revenue for 1999 and 1998 was primarily due to the increase in the number of deposit accounts.

         Net gains on the sale of securities totaled $543,000 for 1999, compared with $804,000 for 1998 and $737 in 1997. The gains in 1999 were primarily related to the sale of an equity security. Securities gains recognized during 1998 and 1997 gains were primarily the result of a general decline in interest rates coupled with management's decision to shift a portion of the balance of the securities portfolios of the banks to higher yielding mortgage securities.

         Mortgage loan and related fees for 1999 were $1.6 million, a decrease of 10% compared with 1998. This decrease was primarily due to the higher interest rate environment during 1999 that reduced the market for mortgage refinance loans. Substantially all of the mortgage loan and related fees recorded during 1999 were received as the result of originating approximately $129 million of residential mortgages that were subsequently sold into the secondary market. These loans were all sold with the right to service the loans (the servicing asset) released to the purchaser for a fee. The decrease in mortgage loan and related fees for 1999 was offset by the effect of recognizing $72,000 less in amortization of mortgage servicing rights in 1999 compared with 1998. This reduction of amortization was in response to decreased prepayment levels within the serviced loan portfolio due to higher mortgage market interest rates.

         Trust and brokerage revenue for 1999 was $622,000, an increase of 46% compared with 1998. This increase is primarily attributed to management's continued focus on personal trust business opportunities within the current customer base of the banks.

         Insurance commissions increased $355,000, or 53%, compared with 1998. This increase is primarily attributed to loan growth-related increased credit life sales at United Family Finance Co. and United Family Finance Co. of North Carolina of $198,000 and increased commission revenue for United Agencies, Inc. of $96,000. The revenue increase at United Agencies, Inc. resulted from a one-time commission on the sale of bank-owned life insurance policies to the banks.

         Non-interest income for 1999 also included $395,000 of revenue related to the increase in value of $8.1 million of bank-owned life insurance contracts purchased by United in December 1998.


NON-INTEREST EXPENSE

         Total non-interest expense for 1999 was $54.2 million, compared with $43.9 million in 1998 and $34.1 million in 1997. Non-interest expense for 1999 includes $1.8 million of charges related to the merger with 1st Floyd Bank, primarily for employee contractual obligations, write-off of obsolete equipment and professional fees. The following table presents the components of non-interest expense for the years ended December 31, 1999, 1998 and 1997.

Table 5 - Non-interest Expense
(in thousands)

                                           -------------------------------------------------------------
                                                             Years Ended December 31,
                                           -------------------------------------------------------------
                                              1999      % Change       1998      % Change      1997
--------------------------------------------------------------------------------------------------------
Salaries                               $        23,571         21%       19,435         29%      15,053
Employee benefits                                6,113         19%        5,125         33%       3,861
Occupancy                                        3,193         17%        2,719         30%       2,086
Furniture and equipment                          4,439         41%        3,158         46%       2,169
Communications                                   1,526         29%        1,180         63%         725
Advertising and public relations                 2,331          6%        2,207          2%       2,158
Postage, printing and supplies                   2,710         14%        2,372         33%       1,787
Professional fees                                1,467          2%        1,432         29%       1,110
Amortization of intangibles                        710         39%          509         23%         414
Other expense                                    6,260          7%        5,827         24%       4,700
                                           -------------------------------------------------------------
                                                52,320         19%       43,964         29%      34,063
Merger-related expenses                          1,845                        -                       -
                                           ------------            -------------            ------------
     Total non-interest expense        $        54,165         23%       43,964         29%      34,063
                                           ============            =============            ============

         Total salaries and benefits for 1999, excluding merger-related expenses, increased by 21% over the 1998 level. This increase was primarily due to staff additions for new branch bank offices, staffing increases at existing branches that experienced growth, and the addition of several senior management positions at the holding company during the second half of 1998 and 1999. United had 778 full-time equivalent employees at December 31, 1999, compared with 687 at year-end 1998.

         Total occupancy expense for 1999 increased by 17% compared with 1998. This increase is primarily attributed to the opening of new branch bank offices located in the primary market areas of United during the second half of 1998 and 1999 and the acquisition of Bank of Adairsville.

         Total furniture and equipment expense for 1999, excluding merger-related expenses, increased by 41% compared with 1998. This increase is primarily attributed to the depreciation expense for the wide area computer network, the acquisition of Bank of Adairsville and expense associated with the operation of new branch bank offices.

         Communications expense, which includes data circuit costs, local phone service, long-distance service and cellular service increased by 29% during 1999 and 63% during 1998. These increases were both primarily due to the new facilities opened since 1997 and new expenses associated with installation and maintenance of frame-relay data circuits that are the communications backbone for United's wide-area computer network.

         Postage, printing and supply expense for 1999 increased by 14% compared with 1998. This increase is a direct result of increases in the number of deposit, loan and trust customers during the year.

         Amortization of intangible assets in 1999 increased 39% compared with 1998. This increase is attributed to the amortization of the goodwill asset related to the acquisition of Bank of Adairsville in March 1999. Additional information regarding United's accounting policy for goodwill and deposit-based intangible assets is included in the notes to the consolidated financial statements.

         The efficiency ratio measures a bank's total operating expenses as a percentage of net interest income (before provision for loan losses) and non-interest income, excluding net gains or losses on the sale of securities and merger-related expenses. United's efficiency ratio for 1999 was 66.9%, compared with 68.1% in 1998 and 65.2% in 1997.

         During 1999 United recognized $1.8 million of expenses related to the merger with 1st Floyd Bank. These charges consisted of compensation expense ($692,000); equipment write-offs ($424,000); professional fees ($522,000) and, other expense ($207,000). At December 31, 1999, $455,000 of the total $1.8 million merger charge was recorded as an accrued liability.


INCOME TAXES

         United had income tax expense of $5.9 million in 1999, compared with $6.0 million in 1998 and $5.0 million in 1997. United's effective tax rates (tax expense expressed as a percentage of pre-tax net income) for 1999, 1998 and 1997 were 30.2%, 31.9% and 31.1%, respectively. These effective rates are lower than the statutory Federal tax rate primarily because of interest income on certain investment securities and loans that is exempt from income taxes. Additional information regarding United's income taxes can be found in note 11 to the consolidated financial statements.


BALANCE SHEET REVIEW

         Total assets at December 31, 1999 were $2.1 billion, an increase of $541 million, or 34%, from December 31, 1998. On an average basis, total assets increased $541 million, or 40%, from 1998 to 1999. Average interest earning assets for 1999 were $1.8 billion, compared with $1.3 million for 1998, an increase of 40%.

LOANS

         Total loans averaged $1.2 billion in 1999, compared with $956 million in 1998, an increase of 29%. At December 31, 1999, total loans were $1.4 billion, an increase of $339 million, or 32%, from December 31, 1998. Over the past five years, United has experienced strong loan growth in all markets, with particular strength in loans secured by real estate, both residential and non-residential. The following table presents a summary of the loan portfolio by category over that period.

Table 6 - Loans Outstanding
(in thousands)

                                                                                December 31,
                                                      1999           1998            1997          1996          1995
---------------------------------------------------------------------------------------------------------------------------
Commercial                                     $        125,245         109,647        119,262       110,402        68,427
Real estate - construction                              161,774         121,900         83,528        55,045        31,663
Real estate - mortgage                                  969,385         694,561        545,556       390,294       300,666
Consumer                                                143,956         135,057        124,153       106,504        88,504
                                                 --------------------------------------------------------------------------
   Total loans                                 $      1,400,360       1,061,165        872,499       662,245       489,260
                                                 ==========================================================================

As a percentage of total loans:
   Commercial                                              8.9%           10.3%          13.7%         16.7%         14.0%
   Real estate - construction                             11.6%           11.5%           9.6%          8.3%          6.5%
   Real estate - mortgage                                 69.2%           65.5%          62.5%         58.9%         61.4%
   Consumer                                               10.3%           12.7%          14.2%         16.1%         18.1%
                                                 --------------------------------------------------------------------------
       Total                                             100.0%          100.0%         100.0%        100.0%        100.0%
                                                 ==========================================================================


         Substantially all of United's loans are to customers located in Georgia and North Carolina, in the immediate market areas of the banks. This includes loan customers who have a seasonal residence in the banks' market areas. The following table indicates United's loans by specific collateral type or loan purpose as of December 31, 1999:

Table 7 - Loans by Collateral Type or Purpose
(in thousands)

                                                                      Percent of
                                                                      Total Loans
                                                                      ------------
Secured by real estate:
    Residential first liens                     $         506,729           36.1%
    Residential second liens                               27,177            1.9%
    Home equity lines of credit                            53,191            3.8%
    Construction and land development                     161,774           11.6%
    Non-farm, non-residential                             355,269           25.4%
    Farmland                                               16,173            1.2%
    Multi-family residential                               10,846            0.8%
                                                   ---------------    ------------
      Total real estate                                 1,131,159           80.8%
                                                   ---------------    ------------

Other loans:
    Commercial and industrial                             105,221            7.5%
    Agricultural production                                 9,923            0.7%
    States and municpalities                               10,101            0.7%
    Consumer installment loans                            136,983            9.8%
    Credit cards and other revolving credit                 6,973            0.5%
                                                   ---------------    ------------
       Total other loans                                  269,201           19.2%
                                                   ---------------    ------------
       Total loans                              $       1,400,360          100.0%
                                                   ===============    ============

         As of December 31, 1999, United's 20 largest credit relationships consisted of loans and loan commitments ranging from $2.4 to $10.0 million, with an aggregate total credit exposure of $77 million. All of these credits have been underwritten in a prudent manner and structured in order to minimize United's potential exposure to loss.

         The following table sets forth the maturity distribution of real estate construction and commercial loans, including the interest rate sensitivity for loans maturing in greater than one year, as of December 31, 1999. United's loan policy does not permit automatic roll-over of matured loans.

Table 8 - Loan Portfolio Maturity
(in thousands)

                                                                                  Rate Structure for Loans
                                                Maturity                          Maturing Over One Year
                                 -------------------------------------------------------------------------
                                   One Year   One through   Over Five                Fixed     Floating
                                    or Less    Five Years     Years      Total       Rate        Rate
----------------------------------------------------------------------------------------------------------
Commercial                    $        61,266       42,493      21,486    125,245      57,214       6,765
Real estate - construction            130,607       31,167           -    161,774       7,581      23,586
                                 -------------------------------------------------------------------------
     Total                    $       191,873       73,660      21,486    287,019      64,795      30,351
                                 =========================================================================

ASSET QUALITY AND RISK ELEMENTS

         United manages asset quality and controls credit risk through diversification of the loan portfolio and the application of policies designed to promote sound underwriting and loan monitoring practices. United's loan administration function is charged with monitoring asset quality, establishing credit policies and procedures and enforcing the consistent application of these policies and procedures at all of the banks.

         The provision for loan losses is the annual cost of providing an adequate allowance for anticipated potential future losses on loans. The amount each year is dependent upon many factors including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of loan portfolio quality, the value of collateral, and economic factors and trends. The evaluation of these factors is performed by United's credit administration department through an analysis of the adequacy of the allowance for loan losses.

         Reviews of non-performing, past due loans and larger credits, designed to identify potential charges to the allowance for loan losses, as well as determine the adequacy of the allowance, are conducted on a regular basis during the year. These reviews are performed by the responsible lending officers, as well as a separate loan review department, and consider such factors as the financial strength of borrowers, the value of the applicable collateral, past loan loss experience, anticipated loan losses, growth in the loan portfolio, prevailing and anticipated economic conditions and other factors.

         United does not currently allocate the allowance for loan losses to the various loan categories and there were no significant changes in the estimation methods and assumptions used to determine the adequacy of the allowance for loan losses during 1999.

The following table presents a summary of changes in the allowance for loan losses for each of the past five years.

Table 9

                                                                  Years Ended December 31,
                                                       1999       1998       1997      1996       1995
----------------------------------------------------------------------------------------------------------
Balance beginning of period                      $      12,680      10,989     8,536     5,316      4,415
Provision for loan losses                                5,104       2,612     2,814     1,751      1,128
Allowance for loan losses acquired
   from  subsidiary at acquisition date                  1,822           -         -     1,813          -
Amounts charged-off:
     Commercial                                            357         460        73       329        148
     Real estate - construction                              4           -         -         -         24
     Real estate - residential mortgage                    556         233        99        13        337
     Consumer                                            1,936         770       658       361        205
                                                    ------------------------------------------------------
         Total loans charged-off                         2,853       1,463       830       703        714
                                                    ------------------------------------------------------
Recoveries of charged-off loans:
     Commercial                                            167         287        22       251        187
     Real estate - construction                              5           -         -         -          -
     Real estate - residential mortgage                    323          36       296        49        188
     Consumer                                              474         219       151        59        112
                                                    ------------------------------------------------------
          Total recoveries                                 969         542       469       359        487
                                                    ------------------------------------------------------
      Net charge-offs                                    1,884         921       361       344        227
                                                    ------------------------------------------------------
Balance end of period                            $      17,722      12,680    10,989     8,536      5,316
                                                    ======================================================

Total loans:
   At year-end                                   $   1,400,360   1,061,165   872,499   662,245    489,260
   Average                                       $   1,237,892     956,452   773,245   567,456    434,682
As a percentage of average loans:
   Net charge-offs                                       0.15%       0.10%     0.05%     0.06%      0.05%
   Provision for loan losses                             0.41%       0.27%     0.36%     0.31%      0.26%
Allowance as a percentage of year-end loans              1.27%       1.19%     1.26%     1.29%      1.09%
Allowance as a percentage of non-performing loans         974%       1174%      964%      527%       220%

         Management believes that the allowance for loan losses at December 31, 1999 is sufficient to absorb losses inherent in the loan portfolio as of that date based on the best information available, including the credit risks related to the Year 2000 issue described in detail later in this discussion. This assessment involves uncertainty and judgment; therefore, the adequacy of the allowance for loan losses cannot be determined with precision and may be subject to change in future periods. In addition, bank regulatory authorities, as part of their periodic examination of the banks, may require additional charges to the provision for loan losses in future periods if the results of their review warrant.

NON-PERFORMING ASSETS

         Non-performing loans, which included non-accrual loans and accruing loans past due over 90 days, totaled $1.8 million at year-end 1999, compared with $1.1 million at December 31, 1998. At December 31, 1999, the ratio of non-performing loans to total loans was .13%, compared with .10% at year-end 1998. Non-performing assets, which include non-performing loans and foreclosed real estate, totaled $2.4 million at December 31, 1999, compared with $1.5 million at year-end 1998.

         It is the general policy of the banks to place loans on non-accrual status when, in the opinion of management, the principal and interest on a loan is not likely to be repaid in accordance with the loan terms. When a loan is placed on non-accrual status, interest previously accrued but not collected is reversed against current interest income. Depending on management's evaluation of the borrower and loan collateral, interest on a non-accrual loan may be recognized on a cash basis as payments are received. Loans made by the banks to facilitate the sale of other real estate are made on terms comparable to loans of similar risk.

         There were no commitments to lend additional funds to loan customers with loans on non-accrual status at December 31, 1999. The table below summarizes United's non-performing assets for each of the last five years.

Table 10 - Non-Performing Assets
(in thousands)

                                                                         December 31,
                                                     1999        1998        1997         1996        1995
---------------------------------------------------------------------------------------------------------------
Non-accrual loans                              $        1,370         612         601          992       2,018
Loans past due 90 days or more and
    still accruing                                        450         468         539          628         402
                                                 --------------------------------------------------------------
    Total non-performing loans                          1,820       1,080       1,140        1,620       2,420
Other real estate owned                                   541         424         386          210          65
                                                 --------------------------------------------------------------
     Total non-performing assets               $        2,361       1,504       1,526        1,830       2,485
                                                 ==============================================================

Total non-performing loans as a percentage
     of total loans                                     0.13%       0.10%       0.13%        0.24%       0.49%
Total non-performing assets as a percentage
     of total assets                                    0.11%       0.09%       0.13%        0.20%       0.34%

         At December 31, 1999, United had $5.1 million of loans which were not classified as non-performing but for which known information about the borrowers' financial condition caused management to have concern about the ability of the borrowers to comply with the repayment terms of the loans. These loans were identified through the loan review process described in the ASSET QUALITY AND RISK ELEMENTS section of this discussion above that provides for assignment of a risk rating based on an ten-grade scale to all commercial and commercial real estate loans. Based on the evaluation of current market conditions, loan collateral, other secondary sources of repayment and cash flow generation, management does not anticipate any significant losses related to these loans. These loans are subject to continuing management attention and are considered in the determination of the allowance for loan losses.

INVESTMENT SECURITIES

         The composition of the securities portfolio reflects United's investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of income. The securities portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds, furnishing liquidity, and supplying securities to pledge as required collateral for certain deposits. During 1999, United expanded its leverage program, which uses borrowed funds to purchase investment securities, by approximately $89 million over year-end 1998.

         Total average securities increased 86% during 1999 and 33% during 1998. The following table shows the carrying value of United's securities, by security type, as of December 31, 1999, 1998 and 1997.

Table 11 - Carrying Value of Securities
(in thousands)

                                                                    December 31,
                                                        1999           1998            1997
-------------------------------------------------------------------------------------------------
Securities held to maturity:
      U.S. Treasury                              $              -               -            500
      U.S. Government agencies                                  -           1,885         22,361
      State and political subdivisions                          -          53,386         42,330
      Mortgage-backed securities                                -           2,122          4,368
      Other securities                                          -             913            146
                                                    ---------------------------------------------
           Total securites held to maturity                     -          58,306         69,705
                                                    ---------------------------------------------

Securities available for sale:
      U.S. Treasury                                        32,400          33,080         47,442
      U.S. Government agencies                            102,730          46,904         51,762
      State and political subdivisions                     78,824          22,610         12,243
      Mortgage-backed securities                          297,932         220,636         36,139
      Other securities                                     22,617          10,557          6,190
                                                    ---------------------------------------------
           Total securities available for sale            534,503         333,787        153,776
                                                    ---------------------------------------------
           Total securities                       $       534,503         392,093        223,481
                                                    =============================================

         On January 1, 1999, United adopted Statement of Financial Accounting Standards No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES" ("SFAS No. 133"). As permitted by SFAS No. 133, United transferred all securities classified as held to maturity at January 1, 1999 to available for sale. Accordingly, the carrying value of United's entire securities portfolio at December 31, 1999 is recorded on the balance sheet at its fair market value of $535 million. At year-end 1998, United had $58 million of securities classified as held to maturity. These securities had a fair market value at year-end 1998 of $60 million.

         United's investment portfolio consists principally of U.S. Government and agency securities, municipal securities, various equity securities and U.S. Government sponsored agency mortgage-backed securities. A mortgage-backed security relies on the underlying mortgage pools of loans to provide a cash flow of principal and interest. The actual maturities of these securities will differ from the contractual maturities because the loans underlying the security may prepay with or without prepayment penalties. Decreases in interest rates will generally cause an increase in prepayment levels. In a declining interest rate environment, United may not be able to reinvest the proceeds from these prepayments in assets that have comparable yields. However, because the majority of the mortgage-backed securities have adjustable rates, the negative effects of changes in interest rates on income and the carrying values of these securities are somewhat mitigated.

         During the fourth quarter of 1998, management initiated a leverage program designed to make optimal utilization of United's assets and capital. This program provides for using borrowed funds (principally FHLB advances) secured by mortgage loans and securities of the banks to purchase additional securities. The securities purchased in conjunction with the leverage program during 1998 and 1999 are primarily mortgage backed pass-through and other mortgage backed securities, including collateralized mortgage obligations. As of December 31, 1999, the leverage program at United added $164 million in total borrowings and earning assets. Management does not expect any increase in the leverage program assets during 2000, and plans to use proceeds from the leverage securities paydowns to fund loan growth and reduce associated leverage program borrowings.

         At December 31, 1999, United had 25% of its total investment portfolio in mortgage backed pass-through securities, all of which are issued or backed by Federal agencies, compared with 35% at December 31, 1998. United did not have securities of any issuer in excess of 10% of equity at year-end 1999 or 1998. Other mortgage-backed securities, including collateralized mortgage obligations, represented 14% of the total securities portfolio at December 31, 1999, compared with 29% at year-end 1998. Approximately 81% of the other mortgage-backed securities portfolio was collateralized by mortgage-backed securities issued or backed by Federal agencies as of December 31, 1999.

DEPOSITS

         Total average deposits for 1999 were $1.4 billion, an increase of $302 million, or 26% from 1998. Average non-interest bearing demand deposit accounts increased $46 million, or 34%, and average interest bearing transaction accounts increased $69 million, or 27%, from 1998. Average time deposits for 1999 were $872 million, an increase of 24% from 1998.

         Time deposits of $100,000 and greater totaled $312 million at December 31, 1999, compared with $220 million at year-end 1998. During 1999, United began to utilize "brokered" time deposits, issued in certificates of less than $100,000, as an alternative source of cost-effective funding. Average brokered time deposits outstanding in 1999 were $23 million; no material amounts of brokered time deposits were outstanding during 1998. Total interest paid on time deposits of $100,000 and greater during 1999 was $13.5 million. The following table sets forth the scheduled maturities of time deposits of $100,000 and greater and brokered time deposits at December 31, 1999.

Table 12 - Maturities of Time Deposits of $100 Thousand and Greater and Brokered Deposits (in thousands)

$100 Thousand and Greater:
Three months or less                  $           99,463
Over three  through six months                    77,963
Over six through twelve months                    74,866
Over one year                                     60,074
                                        -----------------
     Total                            $          312,366
                                        =================

Brokered Deposits:
Three months or less                  $           10,250
Over three  through six months                    15,250
Over six through twelve months                    32,000
Over one year                                     12,000
                                        -----------------
     Total                            $           69,500
                                        =================


Short-term Borrowings

         At December 31, 1999, all of the banks were shareholders in the Federal Home Loan Bank of Atlanta. Through this affiliation, secured advances totaling $288 million were outstanding at rates competitive with time deposits of like maturities. United anticipates continued utilization of this short and long term source of funds to minimize interest rate risk. The FHLB advances outstanding at December 31, 1999 had both fixed and floating interest rates ranging from 4.35% to 7.81%. Approximately 28% of the FHLB advances mature prior to December 31, 2000. Additional information regarding FHLB advances, including scheduled maturities, is provided in note 7 to the consolidated financial statements.

INTEREST RATE SENSITIVITY MANAGEMENT

         The absolute level and volatility of interest rates can have a significant impact on United's profitability. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income to changing interest rates, in order to achieve United's overall financial
goals.   Based  on  economic   conditions,   asset  quality  and  various  other
considerations, management establishes tolerance ranges for interest rate sensitivity and manages within these ranges.

         United uses income simulation modeling as the primary tool in measuring interest rate risk and managing interest rate sensitivity. Simulation modeling considers not only the impact of changing market rates of interest on future net interest income, but also such other potential causes of variability as earning asset volume, mix, yield curve relationships, customer preferences and general market conditions.

         Interest rate sensitivity is a function of the repricing characteristics of United's portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on the maturity structure of assets and liabilities and their repricing characteristics during periods of changes in market interest rates. Effective interest rate sensitivity management seeks to ensure that both assets and liabilities respond to changes in interest rates within an acceptable timeframe, thereby minimizing the impact of interest rate changes on net interest income. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in United's current portfolio that are subject to repricing at various time horizons: immediate; one to three months; four to twelve months; one to five years; over five years, and on a cumulative basis. The differences are known as interest sensitivity gaps. The following table shows interest sensitivity gaps for these different intervals as of December 31, 1999.

Table 13 - Interest Rate Gap Sensitivity
(in thousands)

                                                               One        Four      One    Over Five
                                                             Through     Through  Through  Years and
                                                              Three       Twelve    Five   Non-rate
                                                Immediate     Months      Months   Years   Sensitive     Total
--------------------------------------------------------------------------------------------------------------
Interest earning assets:
     Federal funds sold                        $   23,380            -         -        -         -       23,380
     Securities                                         -       74,762    36,415  180,943   242,383      534,503
     Mortgage loans held for sale                       -        6,326         -        -         -        6,326
     Loans                                              -      302,510   520,066  433,361   144,423    1,400,360
                                                 ----------------------------------------------------------------
        Total interest earning assets              23,380      383,598   556,481  614,304   386,806    1,964,569
                                                 ---------------------------------------------------------------

Interest bearing liabilities:
     Demand deposits                                    -      328,815         -        -         -      328,815
     Savings deposits                                   -            -    73,953        -         -       73,953
     Time deposits                                      -      292,233   519,000  243,385         -    1,054,618
     Fed funds purchased/repurchase agreements     31,812            -         -        -         -       31,812
     FHLB advances                                 37,625       20,000    26,750  203,197                287,572
     Notes payable                                 15,365            -     2,142        9         -       17,516
     Convertible subordinated debentures                -            -         -        -     3,500        3,500
     Trust preferred securities                         -            -         -        -    21,000       21,000
                                                 ---------------------------------------------------------------
        Total interest bearing liabilities         84,802      641,048   621,845  446,591    24,500    1,818,786
                                                 ---------------------------------------------------------------
Non-interest bearing sources of funds                   -            -         -        -   192,006      192,006
                                                ----------------------------------------------------------------
Interest sensitivity gap                          (61,422)    (257,450)  (65,364) 167,713   170,300      (46,223)
                                                ----------------------------------------------------------------
Cumulative sensitivity gap                      $  (61,422)   (318,872) (384,236)(216,523)  (46,223)          -
                                                ================================================================

         As seen in the preceding table, during the first year 74% of interest bearing liabilities will reprice compared with 49% of all interest earning assets. Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of repricing for both the asset and the liability remains the same, thus impacting net interest income. This characteristic is referred to as basis risk and generally relates to the possibility that the repricing characteristics of short-term assets tied to United's prime lending rate are different from those of short-term funding sources such as certificates of deposit.

         Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities that are not reflected in the interest rate sensitivity analysis. These prepayments may have significant impact on United's net interest margin. Because of these factors, an interest sensitivity gap analysis may not provide an accurate assessment of United's exposure to changes in interest rates.

         Table 13 indicates United is in a liability sensitive or negative gap position for the first twelve months. This liability sensitive position would generally indicate that United's net interest income would decrease should interest rates rise and would increase should interest rates fall. Due to the factors cited previously, current simulation results indicate only minimal sensitivity to parallel shifts in interest rates; however, no assurance can be given that United is not at risk from interest rate increases or decreases. Management also evaluates the condition of the economy, the pattern of market interest rates and other economic data to determine the appropriate mix and repricing characteristics of assets and liabilities necessary to optimize the net interest margin.

   The following table presents the expected maturity of the total securities by maturity date and average yields based on amortized cost (for all obligations on a fully taxable basis) at December 31, 1999. The composition and maturity/repricing distribution of the securities portfolio is subject to change depending on rate sensitivity, capital and liquidity needs.

Table 14 - Expected Maturity of Securities Available for Sale
(in thousands)

                                                                 Over One      Over Five
                                                                   Year          Years
                                                    One Year      Through       Through       Over
                                                    or Less     Five Years     Ten Years    Ten Years     Total
--------------------------------------------------------------------------------------------------------------------
      U.S. Treasury                                      9,252        23,148             -           -       32,400
      U.S. Government agencies                           4,405        61,903        33,202       3,220      102,730
      State and political subdivisions                   5,324        32,280        24,749      16,471       78,824
      Other securities <F1>                                  -             -             -     320,549      320,549
                                                  ------------------------------------------------------------------
           Total securities available for sale          18,981       117,331        57,951     340,240      534,503
                                                  ------------------------------------------------------------------
      Percent of total                                    3.6%         22.0%         10.8%       63.6%       100.0%
      Weighted average yield <F2>                        5.66%         6.37%         7.47%       6.07%        6.27%

<F1> Includes mortgage-backed securities.
<F2> Based on amortized cost.

         To assist in achieving a desired level of interest rate sensitivity, United has entered into off-balance sheet contracts that are considered derivative financial instruments during 1999, 1998 and 1997. Derivative financial instruments can be a cost and capital effective means of modifying the repricing characteristics of on-balance sheet assets and liabilities. These contracts include interest rate swaps under which United pays a variable rate and receives a fixed rate, and interest rate cap contracts for which United pays an up-front premium in exchange for a variable cash flow if interest rates exceed the cap contract rate. To minimize the credit risk of derivative financial instruments, United requires all contract counterparties to have an investment grade or better credit rating.

         The cost of the cap contracts is included in other assets in the consolidated balance sheet and is being amortized on a straight-line basis over the five-year term of the contracts. At December 31, 1999 the cap contracts had an aggregate remaining book value of $373,000. The following table presents United's cap contracts outstanding at December 31, 1999.

Table 15 - Cap Contracts as of  December 31, 1999
(in thousands)

                              Notional       Contract         Contract      Fair
         Maturity              Amount         Index             Rate        Value

       August 31, 2001           5,000        Prime             10.00%           9
       August 27, 2001          20,000        Prime             10.00%          46
    September 18, 2003          10,000    3 Month LIBOR          5.50%         476
       January 4, 2004          10,000        Prime              7.75%         506
                       ----------------                                ------------
                 Total          45,000                                       1,037
                       ================                                ============


         The following table presents United's swap contracts outstanding at December 31, 1999.

Table 16 - Swap Contracts as of  December 31, 1999
(in thousands)


                                  Notional         Rate        Rate        Fair
                Maturity           Amount        Received    Paid (<F1>    Value
                 April 2, 2001     15,000        8.41%       8.50%        (169)
                 April 5, 2001     10,000        9.50%       8.50%          15
                   May 8, 2001     10,000        8.26%       8.50%        (138)
                  June 7, 2001     10,000        8.69%       8.50%         (96)
                 July 27, 2001     10,000        8.85%       8.50%         (70)
              October 12, 2001     10,000        9.11%       8.50%         (57)
                  June 7, 2002     10,000        9.05%       8.50%        (114)
                 June 14, 2002     10,000        9.12%       8.50%        (102)
                 June 24, 2002     20,000        8.80%       8.50%        (304)
                 July 29, 2002     25,000        9.04%       8.50%        (281)
               August 10, 2002     10,000        9.60%       8.50%         (51)
             December 23, 2002     10,000        9.19%       8.50%        (164)
                               ------------------------------------------------
Total/weighted average            150,000        8.95%       8.50%      (1,531)
                               ================================================

<F1> Based on prime rate at December 31, 1999.


         Effective January 1, 1999, United adopted SFAS No. 133, which requires all derivative financial instruments be included and recorded at fair value on the balance sheet. Currently, all of United's derivative financial instruments are classified as highly effective fair value hedges. Fair value hedges recognize currently in earnings both the impact of change in the fair value of the derivative financial instrument and the offsetting impact of the change in fair value of the hedged asset or liability. At December 31, 1999, United's derivative financial instruments had an aggregate negative fair value of $494,000.

         United requires all derivative financial instruments be used only for asset/liability management through the hedging of specific transactions or positions, and not for trading or speculative purposes. Management believes that the risk associated with using derivative financial instruments to mitigate interest rate risk sensitivity is minimal and should not have any material unintended impact on United's financial condition or results of operations.

LIQUIDITY MANAGEMENT

         The objective of liquidity management is to ensure that sufficient funding is available, at reasonable cost, to meet the ongoing operational cash needs of United and to take advantage of income producing opportunities as they arise. While the desired level of liquidity will vary depending upon a variety of factors, it is the primary goal of United to maintain a sufficient level of liquidity in all expected economic environments. Liquidity is defined as the ability of a bank to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining United's ability to meet the daily cash flow requirements of the banks' customers, both depositors and borrowers.

         The primary objectives of asset/liability management are to provide for adequate liquidity in order to meet the needs of customers and to maintain an optimal balance between interest-sensitive assets and interest-sensitive liabilities, so that United can also meet the investment requirements of its shareholders as market interest rates change. Daily monitoring of the sources and use of funds is necessary to maintain a position that meets both requirements.

         The asset portion of the balance sheet provides liquidity primarily through loan principal repayments and the maturities and sales of securities. Mortgage loans held for sale totaled $6.3 million at December 31, 1999, and typically turn over every 45 days as the closed loans are sold to investors in the secondary market. Real estate-construction and commercial loans that mature in one year or less amounted to $192 million, or 14%, of the total loan portfolio at December 31, 1999. Other short-term investments such as federal funds sold are additional sources of liquidity.

         The liability section of the balance sheet provides liquidity through depositors' interest bearing and non-interest bearing deposit accounts. Federal funds purchased, FHLB advances and securities sold under agreements to repurchase are additional sources of liquidity and represent United's incremental borrowing capacity. These sources of liquidity are short-term in nature and are used as necessary to fund asset growth and meet other short-term liquidity needs.

         As disclosed in United's consolidated statements of cash flows included in the consolidated financial statements, net cash provided by operating activities was $26.8 million during 1999. The major sources of cash provided by operating activities are net income partially offset by funding of mortgage loans held for sale and changes in other assets and other liabilities. Net cash used in investing activities of $478.7 million consisted primarily of a net increase in loans of $325.8 million and securities purchases of $244.9 million funded largely by sales, maturities and paydowns of securities of $99.4 million and additional net borrowings from the FHLB of $100.7 million. Net cash provided by financing activities provided the remainder of funding sources for 1999. The $502.1 million of net cash provided by financing activities consisted primarily of a $381 million net increase in deposits and a net increase in FHLB advances of $100.7 million.

         In the opinion of management, United's liquidity position at December 31,1999, is sufficient to meet its expected cash flow requirements. Reference should be made to the consolidated statements of cash flows appearing in the consolidated financial statements for a three-year analysis of the changes in cash and cash equivalents resulting from operating, investing and financing activities.

CAPITAL RESOURCES AND DIVIDENDS

         Shareholders' equity at December 31, 1999 was $96.2 million, an increase of $2.4 million, or 2.6%, from December 31, 1998. Excluding the change in the capital category of accumulated other comprehensive income (loss), shareholders' equity increased by 13.3%. Accumulated other comprehensive income
(loss) is not included in the calculation of regulatory capital adequacy ratios. For additional information on accumulated other comprehensive income (loss), please refer to the statements of other comprehensive income, which is included with the consolidated financial statements. Dividends of $1.5 million, or $.20 per share, were declared on common stock in 1999, an increase of 33% per share from the amount declared per share in 1998. The dividend payout ratios for 1999 and 1998 were 11.8% and 9.4%, respectively. United has historically retained the majority of its earnings in order to provide a cost-effective source of capital for continued growth and expansion. However, in recognition that cash dividends are an important component of shareholder value, management has instituted a dividend program that provides for increased cash dividends when earnings and capital levels permit.

         In July 1998, a statutory business trust, United Community Capital Trust, was created by United which in July 1998, issued guaranteed preferred beneficial interests in United's junior subordinated deferrable interest debentures ("Trust Preferred Securities") to institutional investors in the amount of $21 million. This issuance represented the guaranteed preferred beneficial interests in $21.7 million in junior subordinated deferrable interest debentures ("Subordinated Debentures") issued by United to United Community Capital Trust. For regulatory purposes, the Trust Preferred Securities will be treated as Tier I capital of United. The subordinated debentures are the sole assets of United Community Capital Trust and bear an interest rate of 8.125% with a maturity date of July 15, 2028, which may be shortened to a date not earlier than July 15, 2008. If the subordinated debentures are redeemed in part or in whole prior to July 15, 2008, the redemption price of the Subordinated Debentures and the Trust Preferred Securities will include a premium ranging from 4.06% in 2008 to .41% in 2017.

         In March 1997, United completed an offering to the public of 300,000 shares of United common stock registered under the Securities Act of 1933, pursuant to which $6.5 million in additional capital was raised after deducting certain issuance costs. United used the proceeds of the offering primarily to invest additional capital in United Community Bank, Carolina Community Bank and Towns County Bank to support the asset growth that the banks were experiencing.

         On December 31, 1996, United completed a private placement of convertible subordinated payable-in-kind debentures due December 31, 2006. The debentures bear interest at the rate of one quarter of one percentage point over the prime rate per annum as quoted in the WALL STREET JOURNAL, payable on a quarterly basis.

         The debentures may be redeemed, in whole or in part, on or after January 1, 1998, at the option of United upon at least 20 days and not more than 60 days notice, at a redemption price equal to 100% of the principal amount of the debentures to be redeemed plus interest accrued and unpaid as of the date of redemption. The holders of the debentures have the right, excercisable at any time up to December 31, 2006, to convert such debentures at the principal amount thereof into shares of Common Stock of United at the conversion price of $25 per share, subject to adjustment for stock splits and stock dividends.

         The Board of Governors of the Federal Reserve System has issued guidelines for the implementation of risk-based capital requirements by U.S. banks and bank holding companies. These risk-based capital guidelines take into consideration risk factors, as defined by regulators, associated with various categories of assets, both on and off balance sheet. Under the guidelines, capital strength is measured in two tiers which are used in conjunction with risk adjusted assets to determine the risk based capital ratios. The guidelines require an 8% total risk-based capital ratio, of which 4% must be Tier I capital.

         United's Tier I capital, which consists of shareholders' equity and qualifying trust preferred securities less other comprehensive income, goodwill and deposit-based intangibles, totaled to $117 million at December 31, 1999. Tier II capital components include supplemental capital components such as a qualifying allowance for loan losses and qualifying subordinated debt. Tier I capital plus Tier II capital components is referred to as Total Risk-based Capital and was $137 million at December 31, 1999. The percentage ratios, as calculated under the guidelines, were 8.44% and 9.95% for Tier I and Total Risk-based Capital, respectively, at December 31, 1999.

         A minimum leverage ratio is required in addition to the risk-based capital standards and is defined as period end shareholders' equity and qualifying trust preferred securities, less other comprehensive income, goodwill and deposit-based intangibles divided by average assets adjusted for goodwill and deposit-based intangibles. Although a minimum leverage ratio of 4% is required for the highest-rated bank holding companies which are not undertaking significant expansion programs, the Federal Reserve Board requires a bank holding company to maintain a leverage ratio greater than 4% if it is experiencing or anticipating significant growth or is operating with less than well-diversified risks in the opinion of the Federal Reserve Board. The Federal Reserve Board uses the leverage and risk-based capital ratios to assess capital adequacy of banks and bank holding companies. United's leverage ratios at December 31, 1999 and 1998 were 5.52% and 7.11%, respectively.

         All three of the capital ratios of United and the banks currently exceed the minimum ratios required in 1999 as defined by federal regulators. United monitors these ratios to ensure that United and the banks remain within regulatory guidelines. Further information regarding the actual and required capital ratios of United and the banks is provided in note 13 to the consolidated financial statements.

IMPACT OF INFLATION AND CHANGING PRICES

         A bank's asset and liability structure is substantially different from that of an industrial firm in that primarily all assets and liabilities of a bank are monetary in nature, with relatively little investments in fixed assets or inventories. Inflation has an important impact on the growth of total assets and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio.

         United's management believes the impact of inflation on financial results depends on United's ability to react to changes in interest rates and, by such reaction, reduce the inflationary impact on performance. United has an asset/liability management program which attempts to manage United's interest rate sensitivity position. In addition, periodic reviews of banking services and products are conducted to adjust pricing in view of current and expected costs.

YEAR 2000

         The "Year 2000" issue refers to potential problems that could result from the improper processing of dates and date-dependent calculations by computers and other microchip-embedded technology. In simple terms, problems with Year 2000 can result from a computer's inability to recognize a two-digit date field (00) as representing Year 2000 and, incorrectly, recognize the year as 1900. Failure to identify and correct this problem prior to January 1, 2000 could result in system processing errors that would disrupt a company's normal business operations. In recognition of the seriousness of this issue, United established a Year 2000 Committee in January 1998. The committee was chaired by United's Chief Information Officer and reported directly to United's board of directors on a quarterly basis.

         United complied with all aspects of a Year 2000 directive issued in May 1997 by the Federal Financial Institutions Examination Council ("FFIEC") that established key milestones that all financial institutions needed to meet with regard to Year 2000 testing and remediation. None of United's systems, including systems provided to United by third parties, sustained a failure related to Year 2000 and no contingency plans were subject to implementation as a result of system failure. In addition, there was no material impact on the liquidity of United or the banks resulting from excessive deposit withdrawal activity. Although management is not aware of any Year 2000 failures experienced by commercial loan customers, such problems could take several months to surface in the form of increased loan delinquencies. Management believes that the allowance for loan losses at December 31, 1999 is sufficient to absorb losses inherent in the loan portfolio, including losses related to failure of borrowers to adequately prepare the direct and indirect impact a Year 2000 computer failure had on their business.

         The following table sets forth United's budget for the Year 2000 issue and actual amounts expended as of December 31, 1999. All amounts shown are pre-tax. In addition, the table indicates the percentage of each budget line category that was recognized as current period expense through December 1999, and the percentage that was recorded as a new asset(s) with expense recognized over the useful life of the asset through charges to depreciation expense. Management does not expect any additional expenditures related to Year 2000.

Table 17 - Year 2000 Budget
(in thousands)

                                               Actual Costs     % of Budget
                                 % of Total   Incurred as of   Expended as of       % of Costs to Be:
                      Budget       Budget       31-Dec-99        31-Dec-99        Expensed     Amortized
                     ------------------------------------------------------------ ---------------------------
Consulting           $  175            9%             34          19%               100%           0%
Inventory                70            4%             60          86%               100%           0%
Testing                  82            4%             28          34%               100%           0%
Remediation           1,520           80%          1,344          88%                15%          85%
Resources                53            3%             36          68%               100%           0%
                     -----------------------------------------------------------  ---------------------------
   Total             $1,900          100%          1,502          79%                12%          88%
                     ============================================================ ===========================


         In accordance with recently issued accounting guidelines on how Year 2000 costs should be recognized for financial statement purposes, United recognized as current period expense all costs associated with the consulting, inventory, testing and resources components of the Year 2000 budget. The costs associated with remediation, which comprised approximately 90% of the Year 2000 expenditures, are primarily related to the installation of a new wide-area desktop computer network ("WAN") that replaced virtually all of the desktop computers, file servers and peripheral equipment. In addition to being Year 2000 compliant, the new WAN provides United with a uniform standard desktop computer configuration, internal and external e-mail capability, Internet access and savings on telephone communication costs through utilization of the WAN communications backbone for voice communication. United intends to leverage this new WAN technology to increase the levels of employee productivity and improve operating efficiency. The costs of the WAN component of the Year 2000 remediation budget is being recognized over a useful life of three years at a cost of approximately $450,000 per year starting in the first quarter of 1999. This annual cost does not include any of the anticipated savings that United expects to achieve through improved operating efficiency and reduced telecommunications costs.


         United funded the costs associated with preparing for Year 2000 out of its normal operating cash flows. No major information technology initiatives were postponed as a result of Year 2000 preparation that would have materially impacted United's financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         United's net interest income and the fair value of its financial instruments (interest earning assets and interest bearing liabilities) are influenced by changes in market interest rates. United actively manages its exposure to interest rate fluctuations through policies established by its Asset/Liability Management Committee. The Asset/Liability Management Committee meets regularly and is responsible for approving asset/liability management policies, developing and implementing strategies to improve balance sheet positioning and net interest income and assessing the interest rate sensitivity of the banks.

         United utilizes an interest rate simulation model to monitor and evaluate the impact of changing interest rates on net interest income. The estimated impact on United's net interest income sensitivity over a one-year time horizon as of December 31, 1999 is indicated in the table below. The table assumes an immediate and sustained parallel shift in interest rates of 200 basis points and no change in the composition of United's balance sheet.

Net Interest Income Sensitivity
December 31, 1999
(in thousands)

                                                                                 Percentage Increase (Decrease) in
                                                                                   Interest Income/Expense Given
                                               Principal/Notional                Immediate and Sustained Parallel
                                              Amounts of Earning                        Interest Rate Shifts
                                             Assets, Interest Bearing        ------------------------------------------
                                        Liabilities and Derivatives at           Down 200                  Up 200
                                               December 31, 1999                Basis Points             Basis Points
                                               ------------------------      -----------------        -----------------
Assets repricing in:
    One year or less                        $          963,549
    Over one year                                    1,001,110
                                               ----------------
       Total                                $        1,964,659                     -7.41%                    7.30%
                                               ================

Liabilities repricing in:
    One year or less                        $        1,347,695
    Over one year                                      471,091
                                               ----------------
       Total                                $        1,818,786                     12.62%                   11.88%
                                               ================

Derivative hedge instruments                $          195,000

Net interest income sensitivity                                                    -0.81%                    1.49%

         United's Asset/Liability Management Committee policy requires that a 200 basis point shift in interest rates not result in a decrease of net interest income of more than 10%. The information presented in the tables above is based on the same assumptions set forth in United's Asset/Liability Management Committee policy.

         There have been no material changes in United's quantitative and qualitative disclosures about market risk as of March 31, 2000 from that presented in United's Annual Report on Form 10-K for the year ended December 31, 1999.

DESCRIPTION OF SECURITIES

         The following is a summary of material provisions of United's common stock, preferred stock, and debentures:

         GENERAL. The authorized capital stock of United currently consists of 10,000,000 shares of common stock, $1.00 par value per share. If the amendment to the United Restated Articles of Incorporation is approved, the authorized capital stock of United will consist of 50,000,000 shares of common stock, $1.00 par value per share and 10,000,000 shares of preferred stock, $1.00 par value per share. As of May 1, 2000, 8,442,990 shares, including 140,000 shares deemed outstanding pursuant to outstanding debentures and presently exercisable options to acquire 267,122 shares of United's common stock, were issued and outstanding, and no shares of preferred stock were issued and outstanding.

         COMMON STOCK. All voting rights are vested in the holders of the common stock. Each holder of common stock is entitled to one vote per share on any issue requiring a vote at any meeting. The shares do not have cumulative voting rights. All shares of United common stock are entitled to share equally in any dividends that United's board of directors may declare on United common stock from sources legally available for distribution. The determination and declaration of dividends is within the discretion of United's board of directors. Upon liquidation, holders of United common stock will be entitled to receive on a pro rata basis, after payment or provision for payment of all debts and liabilities of United, all assets of United available for distribution, in cash or in kind.

         The outstanding shares of United common stock are, and the shares of United common stock to be issued by United in connection with the merger will be, duly authorized, validly issued, fully paid, and nonassessable.

         PREFERRED STOCK. United is authorized to issue 10,000,000 shares of preferred stock, issuable in specified series and having specified voting, dividend, conversion, liquidation, and other rights and preferences as United's board of directors may determine. The preferred stock could be issued for any lawful corporate purpose without further action by United shareholders. The issuance of any preferred stock having conversion rights might have the effect of diluting the interests of United's other shareholders. In addition, shares of preferred stock could be issued with certain rights, privileges and preferences which would deter a tender or exchange offer or discourage the acquisition of control of United. The board of directors presently has no plans to issue any preferred stock.

         DEBENTURES. Debentures in the principal amount of $3,500,000 that are due on December 31, 2006, are outstanding as of the date hereof. These debentures bear interest at the rate of one quarter of one percentage point over the prime rate per annum as quoted in THE WALL STREET JOURNAL, payable on April 1, July 1, October 1, and January 1 of each year commencing on April 1, 1998, to holders of record at the close of business on the 15th day of the month immediately preceding the interest payment date. Interest is computed on the basis of the actual number of days elapsed in a year of 365 or 366 days, as applicable. Interest on the debentures is payable, at the option of the board of directors of United, in cash or in an additional debenture with the same terms as the outstanding debentures.

         The debentures may be redeemed, in whole or in part from time to time on or after January 1, 1999, at the option of United upon at least 20 days and not more than 60 days notice, at a redemption price equal to 100% of the principal amount of the debentures to be redeemed plus interest accrued and unpaid as of the date of redemption.

         The holder of any debentures not called for redemption will have the right, exercisable at any time up to December 31, 2006, to convert those debentures at the principal amount thereof into shares of United common stock at the conversion price of $25.00 per share, subject to adjustment for stock splits and stock dividends.

         The debentures are unsecured obligations of United and are subordinate in right of payment to all obligations of United to its other creditors, except obligations ranking on a parity with or junior to the debentures. The debentures were not issued pursuant to an indenture, and no trustee acts on behalf of debenture holders.

     TRANSFER AGENT AND REGISTRAR. The Transfer Agent and Registrar for United's common stock and the debentures is SunTrust Bank, 58 Edgewood Avenue, Room 2000, Atlanta, Georgia 30303.

                                 LEGAL OPINIONS

         Kilpatrick Stockton LLP counsel to United, will provide an opinion as to the (a) legality of the United common stock to be issued in connection with the North Point merger and (b) the income tax consequences of the North Point merger. As of the date of this proxy statement/prospectus, members of Kilpatrick Stockton LLP own an aggregate of 2,000 shares of United common stock.


                       EXPERTS FOR UNITED AND NORTH POINT

         The audited consolidated financial statements of United and its subsidiaries included or incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been audited by Porter Keadle Moore LLP, certified public accountants, as indicated in their related audit reports, and are included on the authority of that firm as experts in giving those reports.

         The audited consolidated financial statements of North Point included in this proxy statement/prospectus and elsewhere in the registration statement have been audited by Mauldin & Jenkins, LLC, independent certified public accountants, as indicated in their related audit reports, and are included on the authority of that firm as experts in giving those reports.

           OTHER MATTERS THAT MAY COME BEFORE THE NORTH POINT MEETING

         Management of North Point knows of no matters other than those stated above that are to be brought before the meetings. If any other matters should be presented for consideration and voting, however, it is the intention of the persons named in the respective enclosed proxies to vote in accordance with their judgment as to what is in the best interest of North Point.

                             INDEX TO FINANCIAL DATA


                                                                                             PAGE
                                                                                             ----

NORTH POINT
-----------
Report of North Point Certified Public Accountants...........................................F-2
Consolidated Balance Sheets as of December 31, 1999 and 1998.................................F-3
Consolidated Statements of Income for the Years Ended
  December 31, 1999, 1998 and 1997...........................................................F-4
Consolidated Statements of Comprehensive Income for the
  Years Ended December 31, 1999, 1998 and 1997...............................................F-5
Consolidated Statements of Stockholders' Equity
  Years Ended December 31, 1999, 1998 and 1997...............................................F-6
Consolidated Statements of Cash Flows Years Ended
  December 31, 1999, 1998 and 1997 (Unaudited)...............................................F-7
Notes to Consolidated Financial Statements...................................................F-9
Consolidated Balance Sheets as of March 31, 2000 and
  December 31, 1999 (Unaudited)..............................................................F-32
Consolidated Statements of Income for the Three Months
  Ended March 31, 2000 and 1999 (Unaudited)..................................................F-33
Consolidated Statements of Earnings Per Share for the Three
  Months Ended March 31, 2000 and 1999 (Unaudited)...........................................F-34
Consolidated Statements of Comprehensive Income for the
  Three Months Ended March 31, 2000 and 1999.................................................F-35
Consolidated Statements of Cash Flows for the Three Months
  Ended March 31, 2000 and 1999..............................................................F-36
Notes to Unaudited Pro Form Consolidated Financial Statements................................F-37

UNITED
------

Report of Independent Certified Public Accountants...........................................F-38
Consolidated Balance Sheets as of December 31, 1999 and 1998.................................F-39
Consolidated Statements of Earnings for the Years Ended
  December 31, 1999, 1998 and 1997 ..........................................................F-40
Consolidated Statements of Comprehensive Income for the
  Years Ended December 31, 1999, 1998 and 1997...............................................F-41
Consolidated Statements of Changes in Stockholders' Equity for
  the Years Ended December 31, 1999, 1998 and 1997...........................................F-42
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1999, 1998 and 1997...........................................................F-43
Notes to Consolidated Financial Statements...................................................F-44
Consolidated Balance Sheets as of March 31, 2000 and
  December 31, 1999 (Unaudited)..............................................................F-67
Consolidated Statements of Income for the Three Months Ended
  March 31, 2000 and 1999 (Unaudited)........................................................F-68
Consolidated Statements of Cash Flows for the Three Months
  Ended March 31, 2000 and 1999 (Unaudited)..................................................F-69
Consolidated Statements of Comprehensive Income for the
  Three Months Ended March 31, 2000 and 1999.................................................F-70
Notes to Consolidated Financial Statements (Unaudited) ......................................F-71


                          INDEPENDENT AUDITOR'S REPORT

-------------------------------------------------------------------------------


TO THE BOARD OF DIRECTORS
NORTH POINT BANCSHARES, INC. AND SUBSIDIARY
DAWSONVILLE, GEORGIA

                  We have audited the accompanying consolidated balance sheets of NORTH POINT BANCSHARES, INC. AND SUBSIDIARY as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Point Bancshares, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

                               /s/ MAULDIN & JENKINS, LLC

Atlanta, Georgia

February 11, 2000, except for Note 16
     as to which the date is March 3, 2000

                                  NORTH POINT BANCSHARES, INC.

                                         AND SUBSIDIARY

                                   CONSOLIDATED BALANCE SHEETS

                                   DECEMBER 31, 1999 AND 1998

-----------------------------------------------------------------------------------------------

                                  Assets                               1999            1998
                                  ------                         -------------    -------------

Cash and due from banks                                          $   4,268,780    $   3,689,204
Interest-bearing deposits in banks                                   2,981,000        1,990,000
Federal funds sold                                                   4,180,000        6,340,000
Securities available-for-sale                                       25,371,787       20,334,308
Securities held-to-maturity
   (fair value $3,784,371 and $4,832,239)                            3,762,312        4,701,141

Loans                                                               62,212,476       54,546,899
Less allowance for loan losses                                       1,196,321          844,379
                                                                 -------------    -------------
          Loans, net                                                61,016,155       53,702,520
                                                                 -------------    -------------

Premises and equipment                                               2,746,140        1,938,640
Other assets                                                         2,152,249        1,184,627
                                                                 -------------    -------------

          TOTAL ASSETS                                           $ 106,478,423    $  93,880,440
                                                                 =============    =============

                   Liabilities and Stockholders' Equity
                   ------------------------------------

Deposits

    Noninterest-bearing demand                                   $  17,738,035    $  16,403,479
    Interest-bearing demand                                         26,990,521       21,043,825
    Savings                                                          5,349,760        5,643,648
    Time, $100,000 and over                                         16,324,953       12,282,921
    Other time                                                      30,161,356       28,741,569
                                                                 -------------    -------------
          Total deposits                                            96,564,625       84,115,442
Other borrowings                                                       389,302           25,008
Other liabilities                                                      344,041          368,237
                                                                 -------------    -------------
          TOTAL LIABILITIES                                         97,297,968       84,508,687
                                                                 -------------    -------------

Commitments and contingent liabilities

Stockholders' equity

    Common stock, par value $5; 5,000,000 shares
        authorized, 428,385 and 342,708 issued and outstanding       2,141,925        1,713,540
    Capital  surplus                                                 1,985,091        1,985,091
    Retained earnings                                                5,629,760        5,563,657
    Accumulated other comprehensive income (loss)                     (576,321)         109,465
                                                                 -------------    -------------

          TOTAL STOCKHOLDERS' EQUITY                                 9,180,455        9,371,753
                                                                 -------------    -------------

          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $ 106,478,423    $  93,880,440
                                                                 =============    =============

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                             NORTH POINT BANCSHARES, INC.

                                                    AND SUBSIDIARY

                                          CONSOLIDATED STATEMENTS OF INCOME

                                     YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

--------------------------------------------------------------------------------------------------------------------
                                                                       1999              1998             1997
                                                                  --------------   ---------------   ---------------
INTEREST INCOME

    Loans                                                         $    5,972,797    $    5,965,847    $    5,032,816
    Taxable securities                                                 1,331,696         1,163,460         1,322,346
    Nontaxable securities                                                287,978           236,637           232,097
    Deposits in other banks                                              136,152            79,521            58,680
    Federal funds sold                                                   396,947           230,671           185,863
    Other investments                                                     30,758            17,648            11,081
                                                                  --------------    --------------    --------------
          TOTAL INTEREST INCOME                                        8,156,328         7,693,784         6,842,883
                                                                  --------------    --------------    --------------

INTEREST EXPENSE

    Deposits                                                           3,621,042         2,993,253         2,792,901
    Other borrowings                                                       8,161            10,199             9,040
                                                                  --------------    --------------    --------------
                                                                       3,629,203         3,003,452         2,801,941
                                                                  --------------    --------------    --------------

       NET INTEREST INCOME                                             4,527,125         4,690,332         4,040,942
PROVISION FOR LOAN LOSSES                                                620,000           200,000           175,000
                                                                  --------------    --------------    --------------
      NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES              3,907,125         4,490,332         3,865,942
                                                                  --------------    --------------    --------------

OTHER INCOME

    Service charges on deposit accounts                                  451,007           484,551           474,507
    Loss on sale of securities available-for-sale                              0                 0            (2,021)
    Other service charges and fees                                        69,800            56,382            54,061
    Other operating income                                               104,039           112,659            99,188
                                                                  --------------    --------------    --------------
          Total other income                                             624,846           653,592           625,735
                                                                  --------------    --------------    --------------

OTHER EXPENSES

    Salaries and employee benefits                                     1,642,029         1,429,959         1,316,192
    Equipment expenses                                                   200,714           209,403           211,429
    Occupancy expenses                                                   148,006           139,373           137,127
    Other operating expenses                                           1,079,125           913,725           825,581
                                                                  --------------    --------------    --------------
          Total other expenses                                         3,069,874         2,692,460         2,490,329
                                                                  --------------    --------------    --------------

            INCOME BEFORE INCOME TAXES                                 1,462,097         2,451,464         2,001,348

INCOME TAX EXPENSE                                                       453,547           814,165           662,344
                                                                  --------------    --------------    --------------

          NET INCOME                                              $    1,008,550    $    1,637,299    $    1,339,004
                                                                  ==============    ==============    ==============

BASIC AND DILUTED EARNINGS PER COMMON SHARE                       $         2.35    $         3.82    $         3.13
                                                                  ==============    ==============    ==============

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                       NORTH POINT BANCSHARES, INC.
                                              AND SUBSIDIARY

                             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                               YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

--------------------------------------------------------------------------------------------------------
                                                                1999             1998            1997
                                                            -----------      -----------     -----------

NET INCOME                                                  $ 1,008,550      $ 1,637,299     $ 1,339,004
                                                            -----------      -----------     -----------

OTHER COMPREHENSIVE INCOME (LOSS):

      Net unrealized  holding gains  (losses) on
        securities  available-for-sale  arising  during
         period, net of tax (benefits) of $(353,284),
         $38,235, and $24,341, respectively                    (685,786)          74,221          44,601

      Reclassification adjustment for losses realized
         in net income, net of tax (benefit) of $(667)                -                -           1,354
                                                            -----------      -----------     -----------

Other comprehensive income (loss)                              (685,786)          74,221          45,955
                                                            -----------      -----------     -----------

COMPREHENSIVE INCOME                                        $   322,764      $ 1,711,520     $ 1,384,959
                                                            ===========      ===========     ===========


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                        NORTH POINT BANCSHARES, INC.
                                                               AND SUBSIDIARY

                                              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                YEARS ENDED DECEMBER 31, 1999, 1998 and 1997

-----------------------------------------------------------------------------------------------------------------------------------

                                         Common Stock                                                Accumulated
                                  --------------------------                                            Other             Total
                                                     Par            Capital         Retained        Comprehensive     Stockholders'
                                   Shares           Value           Surplus         Earnings        Income (Loss)        Equity
                                 ----------       ----------      ----------       -----------      -------------     -------------

Balance, December 31, 1996          285,590       $1,427,950      $1,985,091       $ 3,661,173        $ (10,711)       $ 7,063,503
    Net income                            -                -               -         1,339,004                -          1,339,004
    Cash dividends declared,
        $.88 per share                    -                -               -          (376,979)               -           (376,979)
    20% stock dividend               57,118          285,590               -          (285,590)               -                  -
    Other comprehensive
        income                            -                -               -                 -           45,955             45,955
                                    -------       ----------      ----------       -----------        ---------        -----------
Balance, December 31, 1997          342,708        1,713,540       1,985,091         4,337,608           35,244          8,071,483
    Net income                            -                -               -         1,637,299                -          1,637,299
    Cash dividends declared,
        $.96 per share                    -                -               -          (411,250)               -           (411,250)
    Other comprehensive
        income                            -                -               -                 -           74,221             74,221
                                    -------       ----------      ----------       -----------        ---------        -----------
Balance, December 31, 1998          342,708        1,713,540       1,985,091         5,563,657          109,465          9,371,753
    Net income                            -                -               -         1,008,550                -          1,008,550
    Cash dividends declared,
    $ 1.20 per share                      -                -               -          (514,062)               -           (514,062)
    25% stock dividend               85,677          428,385               -          (428,385)               -                  -
    Other comprehensive
        loss                              -                -               -                 -         (685,786)          (685,786)
                                    -------       ----------      ----------       -----------        ---------        -----------
Balance, December 31, 1999          428,385       $2,141,925      $1,985,091       $ 5,629,760        $(576,321)       $ 9,180,455
                                    =======       ==========      ==========       ===========        =========        ===========

 See Notes to Consolidated Financial Statements.

                                         NORTH POINT BANCSHARES, INC.
                                                AND SUBSIDIARY

                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

------------------------------------------------------------------------------------------------------------
                                                                 1999              1998              1997
                                                             ------------      ------------      -----------
OPERATING ACTIVITIES
    Net income                                               $  1,008,550      $  1,637,299      $ 1,339,004
    Adjustments to reconcile net income to net cash
        provided by operating activities:
        Amortization                                               78,151            78,151           78,151
        Depreciation                                              149,528           139,037          163,508
        Provision for loan losses                                 620,000           200,000          175,000
        Deferred  income taxes                                   (152,100)          (55,541)         (55,927)
        Loss on sales of securities available-for-sale                  0                 0            2,021
        Increase in interest receivable                          (216,218)          (41,806)        (113,304)
        Increase (decrease) in interest payable                    36,645            20,709          (18,921)
        Decrease in income taxes payable                          (67,280)          (70,441)        (111,638)
        Other operating activities                                (15,460)            5,676           40,587
                                                             ------------      ------------      -----------

              Net cash provided by operating activities         1,441,816         1,913,084        1,498,481
                                                             ------------      ------------      -----------

INVESTING ACTIVITIES
    Purchases of securities available-for-sale                (18,922,053)      (13,298,729)      (8,915,404)
    Proceeds from maturities of securities
        available-for-sale                                     12,845,504         7,352,886        3,791,959
    Proceeds from sales of securities available-for-sale                0                 0        1,244,560
    Purchases of securities held-to-maturity                     (114,046)                0         (100,000)
    Proceeds from maturities of securities
        held-to-maturity                                        1,052,875         7,952,472        4,737,671
    Net (increase) decrease in Federal funds sold               2,160,000        (2,280,000)      (2,500,000)
    Net increase in interest-bearing deposits in banks           (991,000)         (797,000)        (198,000)
    Net increase in loans                                      (8,346,907)       (6,777,643)      (7,492,399)
    Proceeds from sale of other real estate owned                 111,000           334,500                0
    Purchase of premises and equipment                           (957,028)         (433,834)        (139,207)
                                                             ------------      ------------      -----------

              Net cash used in investing activities           (13,161,655)       (7,947,348)      (9,570,820)
                                                             ------------      ------------      -----------

FINANCING ACTIVITIES
    Net increase in deposits                                   12,449,183         7,719,212        6,852,788
    Net increase (decrease) in other borrowings                   364,294          (383,193)         198,282
    Dividends paid                                               (514,062)         (411,250)        (376,979)
                                                             ------------      ------------      -----------

              Net cash provided by financing activities        12,299,415         6,924,769        6,674,091
                                                             ------------      ------------      -----------

Net increase (decrease) in cash and due from banks                579,576           890,505       (1,398,248)

Cash and due from banks at beginning of year                    3,689,204         2,798,699        4,196,947
                                                             ------------      ------------      -----------

Cash and due from banks at end of year                       $  4,268,780      $  3,689,204      $ 2,798,699
                                                             ============      ============      ===========

                                         NORTH POINT BANCSHARES, INC.
                                                AND SUBSIDIARY

                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

-----------------------------------------------------------------------------------------------
                                                    1999              1998             1997
                                                 -----------      -----------      -----------
SUPPLEMENTAL DISCLOSURES
 Cash paid for:
        Interest                                $ 3,592,558      $ 2,982,743      $ 2,820,862

        Income taxes                            $   672,927      $   940,147      $   829,909

NONCASH TRANSACTION
    Unrealized (gains) losses on securities
        available-for-sale                      $ 1,039,070      $  (112,456)     $   (69,629)

    Principal balances of loans transferred
        to other real estate owned              $   413,272      $   275,500      $         0

See Notes to Consolidated Financial Statements.

                          NORTH POINT BANCSHARES, INC.

                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------



NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         NATURE OF BUSINESS

           North Point Bancshares, Inc., (the "Company") is a bank holding company whose business is conducted by its wholly-owned subsidiary, Dawson County Bank (the "Bank"). The Bank is a commercial bank located in Dawsonville, Dawson County, Georgia. The Bank provides a full range of banking services in its primary market area of Dawson County, Georgia and the surrounding counties.

         BASIS OF PRESENTATION

           The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and accounts are eliminated in consolidation.

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of other real estate owned, and deferred tax assets.

         CASH AND DUE FROM BANKS

           Cash on hand, cash items in process of collection, and amounts due from banks are included in cash and due from banks.

           The Company maintains amounts due from banks which, at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------



NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         SECURITIES

           Securities are classified based on management's intention on the date of purchase. Securities which management has the intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. All other debt securities are classified as available-for-sale and recorded at fair value with net unrealized gains and losses reported in other comprehensive income (loss). Equity securities without a readily determinable fair value are classified as available-for-sale and recorded at cost.

           Interest and dividends on securities, including amortization of premiums and accretion of discounts, are included in interest income. Realized gains and losses from the sale of securities are determined using the specific identification method.

         LOANS

           Loans are reported at their outstanding principal balance less unearned income and the allowance for loan losses. Interest income is accrued based on the principal balance outstanding.

           Loan origination fees and certain direct costs of most loans are recognized at the time the loan is recorded. Loan origination fees incurred for other loans are deferred and recognized as income over the life of the loan. Because net origination loan fees and costs are not material, the results of operations are not materially different than the results which would be obtained by accounting for loan fees and costs in accordance with generally accepted accounting principles.

           The allowance for loan losses is maintained at a level that management believes to be adequate to absorb potential losses in the loan portfolio. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed.
           Subsequent  recoveries  are credited to the  allowance.  Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth, composition of the loan portfolio, and other risks inherent in the portfolio. This evaluation is inherently subjective as it requires material estimates that are susceptible to significant change including the amounts and timing of future cash flows expected to be received on impaired loans. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to record additions to the allowance based on their judgment about information available to them at the time of their examinations.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------



NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         LOANS (CONTINUED)

           The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. Interest income is subsequently recognized only to the extent cash payments are received.

           A loan is impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Individually identified impaired loans are measured based on the present value of payments expected to be received, using the contractual loan rate as the discount rate. Alternatively, measurement may be based on observable market prices or, for loans that are solely dependent on the collateral for repayment, measurement may be based on the fair value of the collateral. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. Changes to the valuation allowance are recorded as a component of the provision for loan losses.

         PREMISES AND EQUIPMENT

           Land is carried at cost.  Premises and  equipment  are stated at cost
           less   accumulated   depreciation   computed   principally   by   the
           straight-line method over the estimated useful lives of the assets.

         OTHER REAL ESTATE OWNED

           Other real estate owned represents properties acquired through foreclosure. Other real estate owned is held for sale and is carried at the lower of the recorded amount of the loan or fair value of the properties less estimated selling costs. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Subsequent gains or losses on sale and any subsequent adjustment to the value are recorded as other expenses. The carrying amount of other real estate owned as of December 31, 1999 and 1998 was $247,272 and $ --, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------



NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         PENSION PLAN

           The Company recognizes pension costs as paid, the results of which are not materially different than the results which would be obtained by accounting for net periodic pension costs in accordance with generally accepted accounting principles.

         INCOME TAXES

           Income tax expense consists of current and deferred taxes. Current income tax provisions approximate taxes to be paid or refunded for the applicable year. Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

           Recognition of deferred tax balance sheet amounts is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences will be realized. A valuation allowance would be recorded for those deferred tax items for which it is more likely than not that realization would not occur.

           The Company and the Bank file a consolidated income tax return. Each entity provides for income taxes based on its contribution to income taxes (benefits) of the consolidated group.

         EARNINGS PER SHARE

           Earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding. As of December 31, 1999, 1998 and 1997, the weighted average number of shares was 428,385 adjusted for stock dividends declared.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------



NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         COMPREHENSIVE INCOME

           Statement of Financial Accounting Standards ("SFAS") No. 130 describes comprehensive income as the total of all components of comprehensive income, including net income. Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income. Currently, the Company's other comprehensive income (loss) consists of unrealized gains and losses on available-for-sale securities.

         RECENT DEVELOPMENTS

           In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The effective date of this statement has been deferred by SFAS No. 137 until fiscal years beginning after June 15, 2000. However, the statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company expects to adopt this statement effective January 1, 2001. SFAS No. 133 requires the Company to recognize all derivatives as either assets or liabilities in the balance sheet at fair value. For derivatives that are not designated as hedges, the gain or loss must be recognized in earnings in the period of change. For derivatives that are designated as hedges, changes in the fair value of the hedged assets, liabilities, or firm commitments must be recognized in earnings or recognized in other comprehensive income until the hedged item is recognized in earnings, depending on the nature of the hedge. The ineffective portion of a derivative's change in fair value must be recognized in earnings immediately. Management has not yet determined what effect the adoption of SFAS No. 133 will have on the Company's earnings or financial position.

           There are no other recent accounting pronouncements that have had, or are expected to have, a material effect on the Company's financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------



NOTE 2.  SECURITIES

         The amortized cost and fair value of securities are summarized as follows:

                                                                  GROSS           GROSS
                                                 AMORTIZED      UNREALIZED     UNREALIZED           FAIR
                                                   COST           GAINS           LOSSES            VALUE
                                                -----------     ---------      ------------      -----------
         SECURITIES AVAILABLE-FOR-SALE
             DECEMBER 31, 1999:
             U. S. GOVERNMENT AND AGENCY
                SECURITIES                      $20,850,538     $     537      $   (670,319)     $20,180,756
             STATE AND MUNICIPAL SECURITIES       3,089,172         7,820          (140,936)       2,956,056
             MORTGAGE-BACKED SECURITIES           2,213,290         1,768           (72,084)       2,142,974
             EQUITY SECURITIES                       92,001          --                --             92,001
                                                -----------     ---------      ------------      -----------
                                                $26,245,001     $  10,125      $   (883,339)     $25,371,787
                                                ===========     =========      ============      ===========
             December 31, 1998:
             U. S. Government and agency
                securities                      $15,841,108     $ 123,045      $    (19,317)     $15,944,836
             State and municipal securities       2,513,785        56,026            (4,858)       2,564,953
             Mortgage-backed securities           1,721,558        10,960              --          1,732,518
             Equity securities                       92,001          --                --             92,001
                                                -----------     ---------      ------------      -----------
                                                $20,168,452     $ 190,031      $    (24,175)     $20,334,308
                                                ===========     =========      ============      ===========
          SECURITIES HELD-TO-MATURITY
             DECEMBER 31, 1999:
             U. S. GOVERNMENT AND AGENCY
                SECURITIES                      $   247,031     $     719      $       --        $   247,750
             STATE AND MUNICIPAL SECURITIES       3,110,776        25,887            (6,904)       3,129,759
             MORTGAGE-BACKED SECURITIES             404,505         2,357              --            406,862
                                                -----------     ---------      ------------      -----------
                                                $ 3,762,312     $  28,963      $     (6,904)     $ 3,784,371
                                                ===========     =========      ============      ===========

             December 31, 1998:
             U. S. Government and agency
                securities                      $   743,441     $  10,591      $       --        $   754,032
             State and municipal securities       3,451,796       118,212              (695)       3,569,313
             Mortgage-backed securities             505,904         4,716            (1,726)         508,894
                                                -----------     ---------      ------------      -----------
                                                $ 4,701,141     $ 133,519      $     (2,421)     $ 4,832,239
                                                ===========     =========      ============      ===========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 2.  SECURITIES (CONTINUED)

           The amortized cost and fair value of securities as of December 31, 1999 by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or prepaid without penalty. Therefore, these securities and equity securities are not included in the maturity categories in the following summary.

                                              SECURITIES AVAILABLE-FOR-SALE    SECURITIES HELD-TO-MATURITY
                                              -----------------------------    --------------------------
                                                AMORTIZED         FAIR         AMORTIZED         FAIR
                                                   COST           VALUE           COST           VALUE
                                               -----------     -----------     ----------     ----------
          Due in one year or less              $ 1,349,600     $ 1,345,948     $  515,000     $  514,158
          Due from one year to five years       16,561,713      16,033,003      1,864,031      1,876,728
          Due from five years to ten years       4,733,397       4,558,531        675,352        679,013
          Due after ten years                    1,295,000       1,199,330        303,424        307,610
          Mortgage-backed securities             2,213,290       2,142,974        404,505        406,862
          Equity securities                         92,001          92,001           --             --
                                               -----------     -----------     ----------     ----------
                                               $26,245,001     $25,371,787     $3,762,312     $3,784,371
                                               ===========     ===========     ==========     ==========

           Securities with a carrying value of $17,171,093 and $12,247,226 at December 31, 1999 and 1998, respectively, were pledged to secure public deposits and for other purposes.

           Gross realized losses on sales of securities available-for-sale for the year ended December 31, 1997 amounted to $2,021. There were no sales of securities during 1999 or 1998.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------



NOTE 3.  LOANS AND ALLOWANCE FOR LOAN LOSSES

           The composition of loans is summarized as follows:

                                                                                        DECEMBER 31,
                                                                            -------------------------------
                                                                                1999              1998
                                                                            ------------      -----------

                   Commercial, financial and agricultural                   $  8,068,000      $  5,484,000
                   Real estate - construction                                 12,556,000         8,299,000
                   Real estate - mortgage                                     33,380,000        27,059,000
                   Consumer                                                    6,214,000        12,512,000
                   Other                                                       2,045,204         1,247,667
                                                                            ------------      ------------
                                                                              62,263,204        54,601,667
                   Unearned  income                                              (50,728)          (54,768)
                   Allowance for loan losses                                  (1,196,321)         (844,379)
                                                                            ------------      ------------
                   Loans, net                                               $ 61,016,155      $ 53,702,520
                                                                            ============      ============

           Changes in the allowance for loan losses are as follows:

                                                                           YEARS ENDED DECEMBER 31,
                                                                  -----------------------------------------
                                                                     1999             1998           1997
                                                                  -----------      ---------      ---------
               BALANCE, BEGINNING OF YEAR                         $   844,379      $ 710,259      $ 574,186
                  Provision for loan losses                           620,000        200,000        175,000
                  Loans charged off                                  (300,200)       (86,857)       (85,608)
                  Recoveries of  loans previously charged off          32,142         20,977         46,681
                                                                  -----------      ---------      ---------
               BALANCE, END OF YEAR                               $ 1,196,321      $ 844,379      $ 710,259
                                                                  ===========      =========      =========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 3.  LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

           The total recorded investment in impaired loans was $706,288 and $473,502 at December 31, 1999 and 1998, respectively. There were no loans which had related allowances for loan losses determined in accordance with SFAS No. 114, ("Accounting by Creditors for Impairment of a Loan") at December 31, 1999 and 1998. The average recorded investment in impaired loans for 1999 and 1998 was $143,057 and $174,420, respectively. Interest income recognized for cash payments received on impaired loans was not material for the years ended 1999, 1998, and 1997.

           The Company has granted loans to certain directors, executive officers, and their related entities. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan involved. Changes in related party loans for the year ended December 31, 1999 are as follows:

               BALANCE, BEGINNING OF YEAR     $ 616,371
                  Advances                      845,023
                  Repayments                   (666,199)
                                              ---------
               BALANCE, END OF YEAR           $ 795,195
                                              =========


NOTE 4.  PREMISES AND EQUIPMENT

           Premises and equipment is summarized as follows:

                                                      DECEMBER 31,
                                              ------------------------------
                                                  1999              1998
                                              -----------      ------------

               Land                           $   770,000      $   770,000
               Buildings and improvements       1,973,469        1,387,893
               Equipment                        1,908,034        1,536,582
                                              -----------      -----------
                                                4,651,503        3,694,475
               Accumulated depreciation        (1,905,363)      (1,755,835)
                                              -----------      -----------
                                              $ 2,746,140      $ 1,938,640
                                              ===========      ===========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------



NOTE 5.  DEPOSITS

           At December 31, 1999, the amount of scheduled maturities of time deposits are as follows:

                      2000                                     $   39,153,309
                      2001                                          5,647,000
                      2002                                            797,000
                      2003                                            675,000
                      2004                                            214,000
                                                               --------------
                                                               $   46,486,309
                                                               ==============

           As of December 31, 1999, the Company had a concentration of deposits with one depositor totaling $9,273,783. In addition, the Company had $1,762,958 in related party deposits as of December 31, 1999.

NOTE 6.  OTHER BORROWINGS

           Other borrowings consist of the following:

                                                                                  DECEMBER 31,
                                                                              --------------------
                                                                                1999        1998
                                                                              --------    --------
               Treasury, tax and loan note option account, with interest
                  at .25% less than the Federal funds rate, due on demand     $389,302     $25,008
                                                                              ========     =======


NOTE 7.  INCOME TAXES

           Income tax expense consists of the following:

                                                  YEARS ENDED DECEMBER 31,
                                         ---------------------------------------
                                            1999          1998            1997
                                         ---------      ---------      ---------
               Current                   $ 605,647      $ 869,706      $ 718,271
               Deferred                   (152,100)       (55,541)       (55,927)
                                         ---------      ---------      ---------
                  Income tax expense     $ 453,547      $ 814,165      $ 662,344
                                         =========      =========      =========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------



NOTE 7.  INCOME TAXES (CONTINUED)

           The Company's income tax expense differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

                                                                  YEARS ENDED DECEMBER 31,
                                               ---------------------------------------------------------------
                                                   1999                     1998                 1997
                                           --------------------    --------------------   --------------------
                                             AMOUNT     PERCENT      Amount     Percent    Amount      Percent
                                           ---------    -------    ---------    -------   ---------    -------
      Income taxes at statutory rate       $ 497,113      34 %     $ 833,498      34 %    $ 680,458      34 %
         Tax-exempt interest                (148,317)     (10)      (118,070)     (5)      (100,796)     (5)
         Disallowed interest expense          20,060        1         16,153       1         13,519      --
         State income taxes (benefits)       (12,919)     --          42,198       2         46,429       3
         Goodwill amortization                26,572        2         26,571       1         26,571       1
         Other items, net                     71,038        4         13,815      --         (3,837)     --
                                           ---------     ----      ---------     ----     ---------     ---
      Income tax expense                   $ 453,547      31 %     $ 814,165      33 %    $ 662,344      33 %
                                           =========     ====      =========     ===      =========     ===

           The components of deferred income taxes are as follows:

                                                          DECEMBER 31,
                                                    ----------------------
                                                      1999          1998
                                                    --------     --------
               Deferred tax assets:
                  Loan loss reserves                $379,854     $247,031
                  Securities available-for-sale      296,893         --
                  Other                               26,338         --
                                                    --------     --------
                                                     703,085      247,031
                                                    --------     --------

               Deferred tax liabilities:
                  Depreciation                        53,632       43,478
                  Securities available-for-sale         --         56,391
                  Other                                 --          3,093
                                                    --------     --------
                                                      53,632      102,962
                                                    --------     --------

               Net deferred tax assets              $649,453     $144,069
                                                    ========     ========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------



NOTE 8.  EMPLOYEE BENEFITS

           The Company has a defined benefit pension plan covering substantially all employees. Plan benefits are based on an employee's years of service and cumulative earnings. The Company's funding policy is to make contributions annually equal to the minimum amount as determined by the plan sponsor. Contributions charged to expense were $102,000, $92,777, and $91,999 for the years ended December 31, 1999, 1998 and 1997, respectively, which amounts were not materially different from periodic pension costs as determined in accordance with generally accepted accounting principles.

           The following sets forth the plan's funded status for the plan years ended September 30, 1999, 1998, and 1997, respectively.

                                                                   1999           1998           1997
                                                                ---------      ---------      ---------
      Change in benefit obligations:
         Benefit obligation at beginning of year                $ 740,021      $ 666,383      $ 578,386
         Service cost                                              49,162         42,462         39,453
         Interest cost                                             64,577         57,066         49,427
         Actuarial gain (loss)                                     13,650        (25,890)          (883)
         Benefits paid                                               --             --             --
                                                                ---------      ---------      ---------
         Benefit obligation at end of year                        867,410        740,021        666,383
                                                                ---------      ---------      ---------

      Change in plan assets:
         Fair value of plan assets at beginning of year           579,552        500,978        402,896
         Return on plan assets                                     15,640        (14,203)         6,083
         Employer contribution                                    102,000         92,777         91,999
         Benefits paid                                               --             --             --
                                                                ---------      ---------      ---------
         Fair value of plan assets at end of year                 697,192        579,552        500,978
                                                                ---------      ---------      ---------

         Funded status                                           (170,218)      (160,469)      (165,405)
         Unrecognized net transition obligation                   140,393        152,092        163,791
         Unrecognized net loss                                    107,969         60,129         28,535
                                                                ---------      ---------      ---------

         Prepaid pension cost not included in balance sheet     $  78,144      $  51,752      $  26,921
                                                                =========      =========      =========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------



NOTE 8.  EMPLOYEE BENEFITS (CONTINUED)

           The components of net periodic pension cost are as follows:

                                                                                  YEARS ENDED SEPTEMBER 30,
                                                                          -----------------------------------------
                                                                               1999          1998          1997
                                                                             --------      --------      --------

      Service cost                                                           $ 49,162      $ 42,462      $ 39,453
      Interest cost                                                            64,577        57,066        49,427
      Actual return on plan assets                                            (19,847)      (15,001)       (6,932)
      Amortization of unrecognized net transition obligation                   11,699        11,699        11,699
      Deferred investment loss                                                (29,983)      (28,280)      (28,569)
                                                                             --------      --------      --------
                                                                             $ 75,608      $ 67,946      $ 65,078
                                                                             ========      ========      ========

           Assumptions used were as follows:

                                                                               1999          1998          1997
                                                                             --------      --------      --------

        Annual discount rate                                                      8 %           8 %           8 %
        Expected long-term rate of return on plan assets                          8 %           8 %           8 %
        Rate of increase in compensation                                          4 %           4 %           4 %

           In 1998, the Company adopted a 401(k) retirement plan covering substantially all employees. Contributions to the plan charged to expense during 1999 and 1998 amounted to $25,525 and $19,496, respectively.

NOTE 9.  COMMITMENTS AND CONTINGENT LIABILITIES

           In the normal course of business, the Company has entered into off-balance-sheet financial instruments which are not reflected in the financial statements. These financial instruments include commitments to extend credit and standby letters of credit. Such financial instruments are included in the financial statements when funds are disbursed or the instruments become payable. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------



NOTE 9.  COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

           The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. A summary of the Company's commitments is as follows:

                                                        DECEMBER 31,
                                                ---------------------------
                                                   1999             1998
                                                -----------     -----------

               Commitments to extend credit     $11,312,834     $11,991,000
               Standby letters of credit          1,016,067         535,500
                                                -----------     -----------
                                                $12,328,901     $12,526,500
                                                ===========     ===========

           Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The credit risk involved in issuing these financial instruments is essentially the same as that involved in extending loans to customers. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include real estate and improvements, marketable securities, accounts receivable, inventory, equipment, and personal property.

           Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary.

           In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management of the Company, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 10. CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential, and consumer loans to customers in Dawson County and surrounding counties. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in Dawson County.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------



NOTE 10. CONCENTRATIONS OF CREDIT (CONTINUED)

           Seventy-four percent of the Company's loan portfolio is secured by real estate, of which a substantial portion is secured by real estate in the Company's primary market area. Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company's primary market area. The other significant concentrations of credit by type of loan are set forth in
           Note 3.

           The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of the Bank's statutory capital, or approximately $1,650,000.

NOTE 11. REGULATORY MATTERS

           The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 1999, approximately $540,000 of retained earnings were available for dividend declaration without regulatory approval.

           The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The holding company is not subject to prompt corrective action provisions.

           Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 1999, the Company and Bank met all capital adequacy requirements to which they are subject.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------



NOTE 11. REGULATORY MATTERS (CONTINUED)

           As of December 31, 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

           The Company and Bank's actual capital amounts and ratios are presented in the following table.


                                                                                                        TO BE WELL
                                                                               FOR CAPITAL          CAPITALIZED UNDER
                                                                                 ADEQUACY           PROMPT CORRECTIVE
                                                        ACTUAL                   PURPOSES           ACTION PROVISIONS
                                                ----------------------      ------------------      -----------------
                                               AMOUNT            RATIO      AMOUNT       RATIO      AMOUNT      RATIO
                                               -------           -----      ------       -----      ------      -----
                                                                        (DOLLARS IN THOUSANDS)
                                               -----------------------------------------------------------------------
AS OF DECEMBER 31, 1999:
TOTAL CAPITAL TO RISK WEIGHTED ASSETS:
      CONSOLIDATED                             $10,613           15.56%     $5,453        8%        $  N/A        N/A
      BANK                                     $10,568           15.50%     $5,453        8%        $6,816        10%
TIER I CAPITAL TO RISK WEIGHTED ASSETS:
      CONSOLIDATED                             $ 9,757           14.31%     $2,727        4%        $  N/A        N/A
      BANK                                     $ 9,712           14.25%     $2,727        4%        $4,090         6%
TIER I CAPITAL TO AVERAGE ASSETS:
      CONSOLIDATED                             $ 9,757            9.13%     $4,275        4%        $  N/A        N/A
      BANK                                     $ 9,712            9.09%     $4,275        4%        $5,343         5%

As of December 31, 1998:
Total Capital to Risk Weighted Assets:
      Consolidated                             $ 9,895           17.45%     $4,536        8%        $  N/A        N/A
      Bank                                     $ 9,852           17.34%     $4,545        8%        $5,682        10%
Tier I Capital to Risk Weighted Assets:
      Consolidated                             $ 9,184           16.20%     $2,268        4%        $  N/A        N/A
      Bank                                     $ 9,140           16.09%     $2,272        4%        $3,408         6%
Tier I Capital to Average Assets:
      Consolidated                             $ 9,184            9.85%     $3,729        4%        $  N/A        N/A
      Bank                                     $ 9,140            9.80%     $3,731        4%        $4,663         5%

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------



NOTE 12. FAIR VALUE OF FINANCIAL INSTRUMENTS

           The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow models. Those models are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to management as of December 31, 1999 and 1998. Such amounts have not been revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

           The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

           CASH, DUE FROM BANKS, INTEREST-BEARING DEPOSITS IN BANKS, AND FEDERAL FUNDS SOLD:

                      The   carrying   amounts   of  cash,   due   from   banks,
                      interest-bearing deposits in banks, and Federal funds sold approximate their fair value.

            SECURITIES:

                      Fair values for securities are based on available quoted market prices. The carrying values of equity securities with no readily determinable fair value approximate fair values.

            LOANS:

                      For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. For other loans, the fair values are estimated using discounted cash flow models, using current market interest rates offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow models or based on the fair value of the underlying collateral.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------



NOTE 12. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

         DEPOSITS:

           The carrying amounts of demand deposits, savings deposits, and variable-rate certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using discounted cash flow models, using current market interest rates offered on certificates with similar remaining maturities.

         OTHER BORROWINGS:

           Other borrowings consist of short term obligations under a treasury, tax and loan note option account which is due on demand. The carrying amounts approximate their fair values.

          ACCRUED INTEREST:

           The carrying amounts of accrued interest approximate their fair values.

           Fair values of the Company's off-balance-sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit and standby letters of credit do not represent a significant value to the Company until such commitments are funded. The Company has determined that these instruments do not have a distinguishable fair value and no fair value has been assigned.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------



NOTE 12. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

         ACCRUED INTEREST (CONTINUED):

           The estimated fair values and related carrying amounts of the Company's financial instruments were as follows:

                                                             DECEMBER 31, 1999                   December 31, 1998
                                                     ------------------------------      --------------------------------
                                                       CARRYING             FAIR            Carrying             Fair
                                                        AMOUNT             VALUE             Amount             Value
                                                     -----------        -----------        -----------        -----------
          Financial assets:
             Cash, due from banks,
                interest-bearing deposits in
                banks, and Federal funds sold        $11,429,780        $11,429,780        $12,019,204        $12,019,204
             Securities available-for-sale            25,371,787         25,371,787         20,334,308         20,334,308
             Securities held-to-maturity               3,762,312          3,784,371          4,701,141          4,832,239
             Loans                                    61,016,155         62,356,054         53,702,520         54,738,647
             Accrued interest receivable               1,163,588          1,163,588            947,370            947,370

          Financial liabilities:
             Deposits                                 96,564,625         96,367,570         84,115,442         84,456,649
             Other borrowings                            389,302            389,302             25,008             25,008
             Accrued interest payable                    331,929            331,929            295,284            295,284


NOTE 13. STOCK DIVIDEND

           On June 12, 1997 and January 14, 1999, the Company effected a one-for-five and a one-for-four stock split, respectively, both in the form of a stock dividend. Stockholders of record as of July 1, 1997 and January 20, 1999 received one additional share for every five shares they owned and one additional share for every four shares they owned on those dates, respectively. An amount equal to the par value of common shares declared was transferred from retained earnings to common stock. Earnings per share of common stock and all per share amounts presented herein have been adjusted to give effect to both splits.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------



NOTE 14. SUPPLEMENTAL FINANCIAL DATA

           Components of other operating expenses in excess of 1% of total revenue are as follows:

                                                                        DECEMBER 31,
                                                        ----------------------------------------
                                                          1999            1998            1997
                                                        --------        --------        --------
               Advertising                              $104,490        $ 68,916        $ 58,242
               Printing, stationery and supplies         117,195          82,861          87,007
               Data processing services                  189,119         159,761         137,365


NOTE 15. PARENT COMPANY FINANCIAL INFORMATION

           The following information presents the condensed balance sheets of North Point Bancshares, Inc. as of December 31, 1999 and 1998 and the condensed statements of income and cash flows for the three years ended December 31, 1999:

                                     CONDENSED BALANCE SHEETS

                                                                       1999              1998
                                                                    ---------         ----------
          ASSETS

             Cash                                                   $   39,335        $   41,751
             Investment in subsidiary                                9,135,365         9,249,606
             Goodwill, net                                                --              78,151
             Other assets                                               26,182             2,571
                                                                    ----------        ----------

                  Total assets                                      $9,200,882        $9,372,079
                                                                    ==========        ==========

          LIABILITIES                                               $   20,427        $      326
          STOCKHOLDERS' EQUITY                                       9,180,455         9,371,753
                                                                    ----------        ----------

                  Total liabilities and stockholders' equity        $9,200,882        $9,372,079
                                                                    ==========        ==========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------



NOTE 15. PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)


                         CONDENSED STATEMENTS OF INCOME

                                                                        1999               1998               1997
                                                                    -----------         ----------        -----------
      INCOME

         Interest                                                   $     1,360         $    1,278        $     1,073
         Dividends from subsidiary                                      516,000            420,000            384,000
                                                                    -----------         ----------        -----------
                    Total income                                        517,360            421,278            385,073
                                                                    -----------         ----------        -----------

      EXPENSE

         Salaries                                                         3,000              3,000              3,000
         Goodwill amortization                                           78,151             78,151             78,151
         Other expense                                                    2,715              5,085              4,232
                                                                    -----------         ----------        -----------
                 Total expense                                           83,866             86,236             85,383
                                                                    -----------         ----------        -----------

                 Income before income tax expense (benefits)
                     and equity in undistributed income of
                     subsidiary                                         433,494            335,042            299,690

      INCOME TAX EXPENSE (BENEFITS)                                      (3,513)             3,165             (5,066)
                                                                    -----------         ----------        -----------

                 Income before equity in undistributed
                      income of subsidiary                              437,007            331,877            304,756

      EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY                      571,543          1,305,422          1,034,248
                                                                    -----------         ----------        -----------

                 Net income                                         $ 1,008,550         $1,637,299        $ 1,339,004
                                                                    ===========         ==========        ===========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------



NOTE 15. PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

                                          CONDENSED STATEMENTS OF CASH FLOWS

                                                                    1999                1998                1997
                                                                 -----------         -----------         -----------

      OPERATING ACTIVITIES
         Net income                                             $ 1,008,550         $ 1,637,299         $ 1,339,004
         Adjustments to reconcile net income to net cash
            provided by operating activities:
            Amortization                                             78,151              78,151              78,151
            Undistributed income of subsidiary                     (571,543)         (1,305,422)         (1,034,248)
            Other operating activities                               (3,512)              7,848              (5,067)
                                                                -----------         -----------         -----------

              Net cash provided by operating activities             511,646             417,876             377,840
                                                                -----------         -----------         -----------

      FINANCING ACTIVITIES

         Dividends paid                                            (514,062)           (411,250)           (376,979)
                                                                -----------         -----------         -----------

              Net cash used in financing activities                (514,062)           (411,250)           (376,979)
                                                                -----------         -----------         -----------

      Net increase (decrease) in cash                                (2,416)              6,626                 861

      Cash at beginning of year                                      41,751              35,125              34,264
                                                                -----------         -----------         -----------

      Cash at end of year                                       $    39,335         $    41,751         $    35,125
                                                                ===========         ===========         ===========


NOTE 16. BUSINESS COMBINATION

           On March 3, 2000, the Company entered into an definitive agreement with United Community Bank, Inc. ("United") of Blairsville, Georgia. Under this agreement, the Company will merge with and into United. Upon consummation of the merger, each share of Company stock will be converted into and exchanged for the right to receive approximately
           2.25 shares of United common stock. Consummation is subject to certain conditions, including regulatory and stockholder approval and will be accounted for as a pooling of interests.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------



NOTE 16. BUSINESS COMBINATION (CONTINUED)

           Also, on March 3, 2000, United entered into a definitive agreement to acquire Independent Bancshares, Inc. ("Independent"), a $145 million one-bank holding company for Independent Bank & Trust, located in Powder Springs, Georgia. Each share of Independent stock will be converted into and exchanged for the right to receive approximately .4211 shares of United common stock.

           The following unaudited proforma data summarizes operating data as if the combinations had been consummated on January 1, 1997.

                                                        AS OF AND FOR THE YEAR ENDED
                                                    (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                               ----------------------------------------------
                                                  1999              1998              1997
                                               ----------        ----------        ----------
               Total assets                    $2,383,486        $1,812,585        $1,410,071
               Stockholders' equity               118,887           115,415            99,571
               Net income                          16,692            15,510            13,197
               Basic income per share                1.70              1.59              1.41
               Diluted income per share              1.67              1.56              1.40

 NORTH POINT BANCSHARES, INC.  AND SUBSIDIARY
 UNAUDITED  CONSOLIDATED BALANCE SHEET
 (IN THOUSANDS)

-----------------------------------------------------------------------------------------------------------------
                                                                                 MARCH 31,        DECEMBER 31,
                                                                                   2000               1999
-----------------------------------------------------------------------------------------------------------------
 ASSETS

   Cash and due from banks                                                  $          7,295               7,250
   Federal funds sold                                                                      -               4,180
-----------------------------------------------------------------------------------------------------------------
       Cash and cash equivalents                                                       7,295              11,430

   Securities held to maturity (estimated fair value of $3,550 and $3,784)             3,544               3,762
   Securities available for sale                                                      25,111              25,372
   Loans, net of unearned income                                                      75,336              62,212
        Less: Allowance for loan losses                                               (1,210)             (1,196)
-----------------------------------------------------------------------------------------------------------------
             Loans, net                                                               74,126              61,016

   Premises and equipment, net                                                         2,796               2,746
   Other assets                                                                        2,238               2,152
-----------------------------------------------------------------------------------------------------------------
            Total assets                                                    $        115,110             106,478
-----------------------------------------------------------------------------------------------------------------


 LIABILITIES AND STOCKHOLDERS' EQUITY
   Deposits:
        Demand                                                              $         18,536              17,738
        Interest bearing demand                                                       31,175              26,991
        Savings                                                                        5,643               5,350
         Time                                                                         48,284              46,486
-----------------------------------------------------------------------------------------------------------------
              Total deposits                                                         103,638              96,565

    Accrued expenses and other liabilities                                               595                 344
     Other borrowings                                                                  1,488                 389
-----------------------------------------------------------------------------------------------------------------
         Total liabilities                                                           105,721              97,298

 Stockholders' equity:
      Common stock ($5 par value; 5,000,000 shares authorized; 428,385                 2,142               2,142
             shares issued and outstanding)
     Capital surplus                                                                   1,985               1,985
     Retained earnings                                                                 5,861               5,629
     Accumulated other comprehensive income                                             (599)               (576)
-----------------------------------------------------------------------------------------------------------------
         Total stockholders' equity                                                    9,389               9,180
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity                         $        115,110             106,478
-----------------------------------------------------------------------------------------------------------------

Outstanding common shares                                                            428,385             428,385
Book value per common share                                                 $          21.92               21.43


See notes to unaudited consolidated financial statements.

 NORTH POINT BANCSHARES, INC.  AND SUBSIDIARY
 Unaudited Consolidated Statements of Income
 (in thousands except, except per share data)

                                                                            For the Three Months
                                                                              ENDED MARCH 31,
                                                                         2000                1999
                                                                -----------------------------------------
 Interest income:
     Interest and fees on loans                                  $            1,670                1,431
     Interest on federal funds sold                                              99                  132
     Interest on investment securities:
          Tax exempt                                                             70                   70
           Taxable                                                              416                  300
---------------------------------------------------------------------------------------------------------
              Total interest income                                           2,255                1,933
---------------------------------------------------------------------------------------------------------

 INTEREST EXPENSE:
     Interest on deposits:
           Demand                                                               384                  253
           Savings                                                               41                   43
           Time                                                                 632                  571
     Other borrowings                                                             3                    2
---------------------------------------------------------------------------------------------------------
          Total interest expense                                              1,060                  869
---------------------------------------------------------------------------------------------------------
          Net interest income                                                 1,195                1,064
 Provision for loan losses                                                       20                   30
---------------------------------------------------------------------------------------------------------
          Net interest income after provision for loan losses                 1,175                1,034
---------------------------------------------------------------------------------------------------------

 NONINTEREST INCOME:
     Service charges and fees                                                   116                   99
     Securities gains, net                                                        -                    -
     Other non-interest income                                                   66                   63
---------------------------------------------------------------------------------------------------------
          Total noninterest income                                              182                  162
---------------------------------------------------------------------------------------------------------

 NONINTEREST EXPENSE:
     Salaries and employee benefits                                             452                  390
     Occupancy                                                                  102                   81
     Other noninterest expense                                                  260                  205
---------------------------------------------------------------------------------------------------------
          Total noninterest expense                                             814                  676
---------------------------------------------------------------------------------------------------------
     Income before income taxes                                                 543                  520
 Income taxes                                                                   151                  160
---------------------------------------------------------------------------------------------------------
         NET INCOME                                              $              392                  360
---------------------------------------------------------------------------------------------------------

   Basic earnings per share                                      $             0.92                 0.84
   Diluted earnings per share                                    $             0.92                 0.84

   Average shares outstanding                                                   428                  428
   Diluted average shares outstanding                                           428                  428

See notes to unaudited consolidated financial statements.

 NORTH POINT BANCSHARES, INC.  AND SUBSIDIARY
 UNAUDITED STATEMENT OF EARNINGS PER SHARE
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         For the Three Months
                                                                           Ended March 31,
                                                                         2000             1999
----------------------------------------------------------------------------------------------------
Basic earnings per share:
   Weighted average shares outstanding                                           428            428
   Net income                                                                    392            360
   Basic earnings per share                                                     0.92           0.84
   Diluted earnings per share                                                   0.92           0.84

 NORTH POINT BANCSHARES, INC.  AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
(IN THOUSANDS)

                                                                                              FOR THE THREE MONTHS
                                                                                                 ENDED MARCH 31
                                                                                          -------------   -------------
                                                                                              2000            1999
                                                                                          -------------   -------------
 Net income                                                                             $          392             360

 Other comprehensive income (loss), before tax:
     Unrealized holding gains (losses) on investment
            securities available for sale                                                          (34)           (154)
     Less reclassification adjustment for gains on investment
             securities available for sale                                                           -               -
                                                                                          -------------   -------------
     Total other comprehensive income (loss), before tax                                           (34)           (154)
                                                                                          -------------   -------------


 INCOME TAX EXPENSE (BENEFIT) RELATED TO OTHER
     COMPREHENSIVE INCOME
     Unrealized holding gains (losses) on investment securities                                    (11)            (51)
     Less reclassification adjustment for gains on investment
         securities available for sale                                                               -               -
                                                                                          -------------   -------------
     Total income tax expense (benefit) related to other
        comprehensive income (loss)                                                                (11)            (51)
                                                                                          -------------   -------------
     Total other comprehensive income (loss), net of tax                                           (23)           (103)
                                                                                          -------------   -------------
         Total comprehensive income                                                     $          369             257
                                                                                          =============   =============

 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

                                                                               FOR THE THREE MONTHS ENDED
                                                                                       MARCH 31
                                                                                 2000            1999
                                                                             -------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income                                                                   $    392               360
  Adjustments to reconcile net income to net cash
    provided (used) by operating activities:
      Depreciation, amortization and accretion                                       40                (7)
      Provision for loan losses                                                      20                30
      Change in assets and liabilities:
          Interest receivable                                                        83               136
          Other assets                                                             (301)             (204)
          Accrued expenses and other liabilities                                    260                71
                                                                                -------------------------
              NET CASH PROVIDED BY OPERATING ACTIVITIES                             494               386
                                                                                -------------------------

CASHFLOWS FROM INVESTING ACTIVITIES, NET OF PURCHASE ACQUISITIONS:
  Proceeds from maturities and calls of securities held to maturity                 218               588
  Proceeds from maturities and calls of securities available for sale               734             5,025
  Purchases of securities available for sale                                       (500)           (8,175)
  Net increase in loans                                                         (13,124)           (1,749)
  Proceeds from sale of other real estate                                           -                 -
  Purchase of bank premises and equipment                                            (1)              (71)
                                                                                -------------------------
              NET CASH USED IN INVESTING ACTIVITIES                             (12,673)           (4,382)
                                                                                -------------------------

CASHFLOWS FROM FINANCING ACTIVITIES, NET OF PURCHASE ACQUISITIONS
  Net change in demand and savings deposits                                       5,275             6,133
  Net change in time  deposits                                                    1,798             1,926
  Net change in long-term debt and other borrowings                               1,099               177
  Dividends paid                                                                   (128)             (128)
                                                                                -------------------------
              NET CASH PROVIDED BY FINANCING ACTIVITIES                           8,044             8,108
                                                                                -------------------------


Net change in cash and cash equivalents                                          (4,135)            4,112
Cash and cash equivalents at beginning of period                                 11,430            12,019
                                                                                -------------------------

Cash and cash equivalents at end of period                                     $  7,295            16,131
                                                                                =========================


 SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
       Interest                                                                $  1,054               864
       Income Taxes                                                            $    146               170

NOTES TO UNAUDITED  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION



NOTE 1 - BASIS OF PRESENTATION

         The unaudited pro forma condensed combined financial information has been prepared assuming that the Merger will be accounted for under the pooling of interests accounting method and is based on the historical consolidated financial statements of United Community Banks, Inc. ("United") and North Point Bancshares, Inc. ("North Point").

NOTE 2 - SHAREHOLDERS' EQUITY

         In the Merger, United will exchange 2.2368 shares of United common stock for each share of North Point common stock. North Point had 428,385 shares of common stock outstanding at March 31, 2000, which will be exchanged for approximately 958,211 shares of United common stock.

NOTE 3 - Merger Related Charges

         In connection with the Merger, United and North Point expect to incur pre-tax merger related charges of approximately $1.3 million. These are expected to include approximately $880,000 of occupancy related expenses (equipment write-offs and contract terminations), $250,000 of compensation expense, $135,000 of merger-related professional fees (investment banking, legal and accounting) and $35,000 of other merger expenses.

         These amounts and the related tax effects have not been reflected in the unaudited pro forma consolidated financial information because they are will not have a material impact on the shareholders' equity of the combined company and are not expected to have a continuing impact on the operations of the combined company.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




The Board of Directors and Stockholders
United Community Banks, Inc.
Blairsville, Georgia

We have audited the consolidated balance sheets of United Community Banks, Inc. and subsidiaries as of December 31, 1999 and 1998 and the related statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Community Banks, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.



                                      \s\ PORTER KEADLE MOORE, LLP



Atlanta, Georgia
February 25, 2000, except for note 20
   as to which the date is March 3, 2000

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                     Assets
                                     ------
                                                                                           1999                    1998
                                                                                           ----                    ----
                                                                                                  (IN THOUSANDS)
  Cash and due from banks, including reserve requirements
     of $25,890 and $18,205                                                           $    89,231                  51,102
  Federal funds sold                                                                       23,380                  13,010
                                                                                        ---------               ---------
     Cash and cash equivalents                                                            112,611                  64,112
                                                                                        ---------               ---------
  Securities held to maturity (estimated fair value of $60,018)                              -                     58,306
  Securities available for sale                                                           534,503                 333,787
  Mortgage loans held for sale                                                              6,326                   8,129

  Loans                                                                                 1,400,360               1,061,166
     Less allowance for loan losses                                                        17,722                  12,680
                                                                                        ---------               ---------
     Loans, net                                                                         1,382,638               1,048,486
                                                                                        ---------               ---------
  Premises and equipment, net                                                              47,365                  41,247
  Accrued interest receivable                                                              17,861                  14,019
  Other assets                                                                             30,136                  23,313
                                                                                        ---------               ---------
         Total assets                                                                 $ 2,131,440               1,591,399
                                                                                        =========               =========
                      Liabilities and Stockholders' Equity
                      ------------------------------------
  Liabilities:
     Deposits:
       Demand                                                                         $   192,006                 152,201
       Interest-bearing demand                                                            328,815                 295,549
       Savings                                                                             73,953                  65,323
       Time                                                                             1,054,618                 725,250
                                                                                        ---------               ---------
         Total deposits                                                                 1,649,392               1,238,323
                                                                                        ---------               ---------
     Accrued expenses and other liabilities                                                24,378                  20,089
     Federal funds purchased and repurchase agreements                                     31,812                  26,520
     Federal Home Loan Bank advances                                                      287,572                 186,854
     Long-term debt and other borrowings                                                   17,516                   1,277
     Convertible subordinated debentures                                                    3,500                   3,500
     Guaranteed preferred beneficial interests in company's junior
       subordinated debentures (Trust Preferred Securities)                                21,000                  21,000
                                                                                        ---------               ---------
         Total liabilities                                                              2,035,170               1,497,563
                                                                                        ---------               ---------
  Commitments
  Stockholders' equity:
     Preferred stock                                                                           -                       -
     Common stock, $1 par value; 10,000,000 shares authorized;
       8,034,268 and 8,003,722 shares issued and outstanding                                8,034                   8,004
     Capital surplus                                                                       30,310                  29,999
     Retained earnings                                                                     66,606                  54,500
     Accumulated other comprehensive income (loss)                                         (8,680)                  1,333
                                                                                        ---------               ---------
         Total stockholders' equity                                                        96,270                  93,836
                                                                                        ---------               ---------
         Total liabilities and stockholders' equity                                   $ 2,131,440               1,591,399
                                                                                        =========               =========

  See accompanying notes to consolidated financial statements.

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                  1999              1998              1997
                                                                  ----              ----              ----
                                                                    (IN THOUSANDS EXCEPT PER SHARE DATA)
Interest income:
  Interest and fees on loans                                  $   119,542            99,057           80,537
  Interest on federal funds sold                                    1,050             1,645            1,723
  Interest on investment securities:
    Taxable                                                        25,285            12,260            9,609
    Tax exempt                                                      3,863             3,252            2,319
                                                                ---------         ---------        ---------
  Total interest income                                           149,740           116,214           94,188
                                                                ---------         ---------        ---------

Interest expense:
  Interest on deposits:
    Demand                                                         12,236            10,200            7,230
    Savings                                                         2,008             1,520            1,238
    Time                                                           48,415            41,423           36,309
                                                                ---------         ---------        ---------
                                                                   62,659            53,143           44,777
  Other borrowings                                                 19,107             6,861            3,693
                                                                ---------         ---------        ---------

  Total interest expense                                           81,766            60,004           48,470
                                                                ---------         ---------        ---------

  Net interest income                                              67,974            56,210           45,718
Provision for loan losses                                           5,104             2,612            2,814
                                                                ---------         ---------        ---------
  Net interest income after provision for loan losses              62,870            53,598           42,904
                                                                ---------         ---------        ---------

Non-interest income:
  Service charges and fees                                          5,161             4,227            3,681
  Securities gain, net                                                543               804              737
  Mortgage loan and other related fees                              1,638             1,822            1,157
  Other non-interest income                                         3,494             2,276            1,625
                                                                ---------         ---------        ---------
  Total non-interest income                                        10,836             9,129            7,200
                                                                ---------         ---------        ---------

Non-interest expense:
  Salaries and employee benefits                                   30,366            24,560           18,914
  Occupancy                                                         9,582             7,057            4,980
  Other non-interest expense                                       14,217            12,347           10,169
                                                                ---------         ---------        ---------
  Total non-interest expense                                       54,165            43,964           34,063
                                                                ---------         ---------        ---------
  Income before income taxes                                       19,541            18,763           16,041
Income taxes                                                        5,893             5,990            4,987
                                                                ---------         ---------        ---------
  Net income                                                  $    13,648            12,773           11,054
                                                                =========         =========        =========
Basic income per share                                        $      1.70              1.60             1.42
                                                                =========         =========        =========
Diluted income per share                                      $      1.66              1.57             1.40
                                                                =========         =========        =========

 See accompanying notes to consolidated financial statements.

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                           1999                1998              1997
                                                                           ----                ----              ----
                                                                                        (IN THOUSANDS)
Net income                                                               $ 13,648             12,773            11,054
                                                                           ------             ------            ------
Other comprehensive income:
   Unrealized holding gains (losses) on investment securities
     available for sale                                                   (15,608)             1,581             2,272
   Less reclassification adjustment for gains on
     sales of investment securities available for sale                        543                804               737
                                                                           ------             ------            ------
       Total other comprehensive income (loss), before income taxes       (16,151)               777             1,535
                                                                           ------             ------            ------


Income tax expense (benefit) related to other comprehensive
   income:
   Unrealized holding gains (losses) on investment securities
     available for sale                                                    (5,932)               601               864
   Less reclassification adjustment for gains (losses) on
     sales of investment securities available for sale                        206                306               280
                                                                           ------             ------            ------
       Total income tax expense (benefit) related to other
         comprehensive income                                              (6,138)               295               584
                                                                           ------             ------            ------
       Total other comprehensive income (loss), net of tax                (10,013)               482               951
                                                                          -------             ------            ------
       Total comprehensive income                                        $  3,635             13,255            12,005
                                                                          =======             ======            ======

See accompanying notes to consolidated financial statements.

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                                                              Accumulated
                                                              Common Stock                                      Other
                                                              ------------          Capital      Retained    Comprehensive
                                                          Shares        Amount      Surplus      Earnings    Income/(Loss)    Total
                                                          ------        ------      -------      --------    -------------    -----
                                                                     (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

Balance, December 31, 1996, as previously reported      7,084,621     $  7,085      18,516        32,162          (88)       57,675
Adjustment in connection with pooling of interests        508,393          509       3,733           452          (12)        4,682
                                                        ---------       ------      ------        ------       ------        ------
Balance, December 31, 1996, as restated                 7,593,014        7,594      22,249        32,614         (100)       62,357
Change in unrealized gain on securities
   available for sale, net of tax                               -            -           -             -          951           951
Cash dividends declared, ($.10 per share)                    -            -           -             (759)           -          (759)
Net income                                                   -            -           -           11,054            -        11,054
Proceeds from common stock offering,
   net of offering cost                                   300,000          300       6,177          -               -         6,477
Proceeds from resale of treasury stock
   of pooled entity                                           484         -              6          -               -             6
                                                        ---------     ---------     ------        ------       ------        ------
Balance, December 31, 1997                              7,893,498        7,894      28,432        42,909          851        80,086
Change in unrealized gain on securities
   available for sale, net of tax                            -            -           -             -             482           482
Cash dividends declared, ($.15 per share)                    -            -           -           (1,182)           -        (1,182)
Net income                                                   -            -           -           12,773            -        12,773
Proceeds from common stock offering,
   net of offering costs                                  101,724          102       1,458             -            -         1,560
Proceeds from exercise of stock options                     8,500            8         109             -            -           117
                                                        ---------      -------      ------        ------       ------        ------
Balance, December 31, 1998                              8,003,722        8,004      29,999        54,500        1,333        93,836
Change in unrealized gain (loss) on securities
   available for sale, net of tax                               -            -           -             -      (10,013)      (10,013)
Cash dividends declared, ($.20 per share)                       -            -           -        (1,542)           -        (1,542)
Net income                                                      -            -           -        13,648            -        13,648
Proceeds from exercise of stock options,
   including disqualified disposition tax benefit          30,546           30         311             -            -           341
                                                        ---------      -------      ------        ------       ------        ------
Balance, December 31, 1999                              8,034,268     $  8,034      30,310        66,606       (8,680)       96,270
                                                        =========      =======      ======        ======       ======        ======



See accompanying notes to consolidated financial statements.

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                                        1999             1998            1997
                                                                                        ----             ----            ----
                                                                                                    (IN THOUSANDS)
Cash flows from operating activities:
   Net income                                                                    $    13,648            12,773          11,054
   Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation, amortization and accretion                                          5,135             3,027           2,542
     Provision for loan losses                                                         5,104             2,612           2,814
     Deferred income tax benefit                                                      (1,616)             (766)           (404)
     Gain on sale of securities available for sale                                      (543)             (810)           (737)
     Change in assets and liabilities, net of effects of purchase acquisitions:
       Other assets and accrued interest receivable                                   (4,859)             (411)         (4,470)
       Accrued expenses and other liabilities                                           6,292          (10,561)            725
       Mortgage loans held for sale                                                     1,803           (4,167)          2,765
                                                                                      -------          -------         -------
Net cash provided by operating activities                                              24,964            1,697          14,289
                                                                                      -------           -------        -------
Cash flows from investing activities, net of effects of purchase acquisitions:
   Cash acquired from (paid for) acquisitions and branch purchases                     (2,757)          20,282               -
   Proceeds from maturities and calls of securities held to maturity                        -           25,439          18,009
   Purchases of securities held to maturity                                                 -          (14,087)        (10,564)
   Proceeds from sales of securities available for sale                                 8,131           44,193          36,683
   Proceeds from maturities and calls of securities available for sale                 91,280           68,363          22,470
   Purchases of securities available for sale                                        (241,019)        (268,590)       (121,996)
   Net increase in loans                                                             (325,833)        (186,254)       (210,706)
   Purchases of premises and equipment                                                 (8,318)         (14,842)         (9,875)
   Purchases of life insurance contracts                                                    -           (8,117)              -
   Transaction costs associated with Trust Preferred Securities                             -             (959)              -
                                                                                      -------          -------         -------
Net cash used in investing activities                                                (478,516)        (334,572)       (275,979)
                                                                                      -------          -------         -------
Cash flows from financing activities, net of effects of purchase acquisitions:
   Net change in demand and savings deposits                                           64,998          119,487          67,709
   Net change in time deposits                                                        316,005           61,683         156,897
   Net change in federal funds purchased and repurchase agreements                      5,292           (6,901)         33,421
   Proceeds from notes payable and other borrowings                                    16,239                -           4,747
   Proceeds from FHLB advances                                                        201,625          221,249          16,636
   Proceeds from Trust Preferred Securities                                                 -           21,000               -
   Repayments of notes payable                                                              -          (12,792)         (1,131)
   Repayments of FHLB advances                                                       (100,907)         (78,715)         (7,389)
   Proceeds from exercise of stock options                                                216              117               -
   Proceeds from sale of common stock                                                       -            1,560           6,477
   Proceeds from resale of treasury stock of pooled entity                                  -                -               6
   Cash paid for dividends                                                             (1,417)          (1,089)           (825)
                                                                                      -------          -------         -------
Net cash provided by financing activities                                             502,051          325,599         276,548
                                                                                      -------          -------         -------
Net change in cash and cash equivalents                                                48,499           (7,276)         14,858
Cash and cash equivalents at beginning of period                                       64,112           71,388          56,530
                                                                                      -------          -------         -------
Cash and cash equivalents at end of period                                        $   112,611           64,112          71,388
                                                                                      =======         ========         =======



See accompanying notes to consolidated financial statements.

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed by United Community Banks, Inc. ("United") and its subsidiaries and the methods of applying these principles conform with generally accepted accounting principles and with general practices within the banking industry. The following is a description of the more significant of those policies.

ORGANIZATION AND BASIS OF PRESENTATION
--------------------------------------

United is an eight-bank holding company whose business is conducted by its wholly-owned bank subsidiaries. United is subject to regulation under the Bank Holding Company Act of 1956. The consolidated financial statements include the accounts of United Community Banks, Inc. and its wholly-owned commercial bank subsidiaries, United Community Bank, Blairsville, Georgia ("UCB"), Carolina Community Bank, Murphy, North Carolina ("Carolina"), Peoples Bank of Fannin County, Blue Ridge, Georgia ("Peoples"), Towns County Bank, Hiawassee, Georgia ("Towns"), White County Bank, Cleveland, Georgia ("White"), First Clayton Bank and Trust, Clayton, Georgia ("Clayton"), Bank of Adairsville, Adairsville, Georgia ("Adairsville"), 1st Floyd Bank, Rome, Georgia ("Floyd") (collectively, the "Banks") and United Family Finance Company, Inc. ("Finance"), a finance company subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain items in prior years' financial statements have been reclassified to conform to the current financial statement presentations.

The Banks are commercial banks that serve markets throughout North Georgia and Western North Carolina and provide a full range of customary banking services. The Banks are insured and subject to the regulation of the Federal Deposit Insurance Corporation ("FDIC").

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with these valuations, management obtains independent appraisals for significant properties.

A substantial portion of United's loans are secured by real estate located in North Georgia and Western North Carolina. Accordingly, the ultimate collectibility of a substantial portion of United's loan portfolio is susceptible to changes in the real estate market conditions of this market area.

INVESTMENT SECURITIES
---------------------

United classifies its securities in one of three categories: held to maturity, available for sale, or trading. Trading securities are bought and held principally for the purpose of selling them in the near term. United does not have investments classified in the trading category. Held to maturity securities are those securities for which United has the ability and intent to hold until maturity. All other securities are classified as available for sale.

Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from income and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of stockholders' equity. The unrealized holding gains or losses included in the separate component of stockholders' equity for securities transferred from available for sale to held to maturity are maintained and amortized into income over the remaining life of the security as an adjustment to the yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,  continued

INVESTMENT SECURITIES,  continued
---------------------
A decline in the market value of any available for sale or held to maturity investment below cost that is deemed other than temporary is charged to income and establishes a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale and held to maturity are included in income and are derived using the specific identification method for determining the cost of securities sold.

MORTGAGE LOANS HELD FOR SALE
----------------------------
Mortgage loans held for sale are carried at the lower of aggregate cost or market value. The amount by which cost exceeds market value is accounted for as a valuation allowance. Changes in the valuation allowance are included in the determination of net income of the period in which the change occurs. No market valuation allowances were required at December 31, 1999 or 1998.

LOANS AND ALLOWANCE FOR LOAN LOSSES
-----------------------------------
All loans are stated at principal amount outstanding. Interest on loans is primarily calculated by using the simple interest method on daily balances of the principal amount outstanding.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans. Generally, payments on nonaccrual loans are applied to principal.

A loan is impaired when, based on current information and events, it is probable that all amounts due, according to the contractual terms of the loan, will not be collected. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Interest income on impaired loans is recognized using the cash-basis method of accounting during the time within the period in which the loans were impaired. The Banks had no material amounts of impaired loans at December 31, 1999 or 1998.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount, which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans. In determining the adequacy of the allowance for loan losses, management uses a loan grading system that rates loans in ten different categories. Grades seven through ten are assigned allocations of loss based on the standard regulatory loss percentages set forth in the FDIC Interagency Policy Statement on the Allowance for Loan and Lease Losses issued in 1993. Loans graded one through six are allocated loss ranges based on historical loss experience for the previous five years. The combination of these results are compared quarterly to the recorded allowance for loan losses and material deficiencies are adjusted by increasing the provision for loan losses. Management has a devoted internal loan review department that is independent of the lending function to challenge and corroborate the loan grading system and provide additional analysis in determining the adequacy of the allowance for loan losses and the future provisions for estimated loan losses.

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,  continued

LOANS AND ALLOWANCE FOR LOAN LOSSES,  continued
-----------------------------------
Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review United's allowance for loan losses. Such agencies may require United to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

PREMISES AND EQUIPMENT
----------------------
Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the related assets. Costs incurred for maintenance and repairs are expensed currently. The range of estimated useful lives for buildings and improvements is 15 to 40 years, and for furniture and equipment, 3 to 10 years.

GOODWILL AND DEPOSIT-BASED INTANGIBLES
--------------------------------------
Goodwill, arising from the excess cost over the fair value of net assets acquired of purchased bank subsidiaries, is amortized on a straight-line basis over periods not exceeding 25 years. Deposit assumption premiums paid in connection with branch bank purchases are being amortized over 15 years, the estimated life of the deposit base acquired. On an ongoing basis, management reviews the valuation and amortization periods of goodwill and the deposit assumption premiums to determine if events and circumstances require the remaining lives to be reduced.

MORTGAGE SERVICING RIGHTS
-------------------------
United's mortgage banking division accounts for mortgage servicing rights as a separate asset regardless of whether the servicing rights are acquired through purchase or origination. United's mortgage servicing rights represent the unamortized cost of purchased and originated contractual rights to service mortgages for others in exchange for a servicing fee and ancillary loan administration income. Mortgage servicing rights are amortized over the period of estimated net servicing income and are periodically adjusted for actual and anticipated prepayments of the underlying mortgage loans. Impairment analysis is performed quarterly after stratifying the rights by interest rate. Impairment, defined as the excess of the asset's carrying value over its current fair value, is recognized through a valuation allowance. At December 31, 1999 and 1998, no valuation allowances were required for United's mortgage servicing rights.

United recognized approximately $15,000 in servicing assets during 1997, and recognized amortization expense relating to servicing assets of approximately $315,000, $387,000, and $144,000 during 1999, 1998 and 1997, respectively.

INCOME TAXES
------------
Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of United's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies.

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS,  continued


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
---------------------------------------------
Effective  January 1, 1999,  United  adopted  Statement of Financial  Accounting
Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which establishes accounting and reporting standards for hedging activities and for derivative instruments including derivative instruments embedded in other contracts. It requires the fair value recognition of derivatives as assets or liabilities in the financial statements. The accounting for the changes in the fair value of a derivative depends on the intended use of the derivative instrument at inception. The change in fair value of instruments used as fair value hedges is accounted for in the income of the period simultaneous with accounting for the fair value change of the item being hedged. The change in fair value of the effective portion of cash flow hedges is accounted for in comprehensive income rather than income, and the change in fair value of foreign currency hedges is accounted for in comprehensive income as part of the translation adjustment. The change in fair value of derivative instruments that are not intended as a hedge is accounted for in the income of the period of the change. At the date of initial application, an entity may transfer any held to maturity security into the available for sale or trading categories without calling into question the entity's intent to hold other securities to maturity in the future. In 1999, the Banks transferred all held to maturity investment securities to available for sale under this provision of SFAS No. 133. The held to maturity securities had amortized cost of $58.3 million and net unrealized gains of $1.8 million. The result of the transfer was to increase stockholders' equity by $1.1 million, which represented the net of tax effect of the unrealized gains associated with the held to maturity investments transferred.

OTHER
-----
Property (other than cash deposits) held by the Banks in a fiduciary or agency capacity for customers is not included in the consolidated balance sheets since such items are not assets of the Banks.

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS,  continued


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

INCOME PER SHARE
----------------
United is required to report on the face of the statements of income, income per common share with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants. Basic income per common share is based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted income per common share. Additionally, United must reconcile the amounts used in the computation of both basic income per share and diluted income per share. Income per common share amounts for the years ended December 31, 1999, 1998 and 1997 are as follows (dollars and shares in thousands, except for per share data):

                FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                        Weighted
                                                                     Average Common
                                                   Net Income            Shares             Per Share
                                                   (Numerator)        (Denominator)          Amount
                                                   -----------        -------------          ------

Basic income per share                            $  13,648             8,020              $   1.70
                                                                                               ====

Effect of dilutive securities:
 Stock options                                            -               156
 Convertible debentures                                 191               140
                                                     ------             -----

Diluted income per share                          $  13,839             8,316              $   1.66
                                                     ======             =====                  ====


                FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                        Weighted
                                                                     Average Common
                                                    Net Income           Shares             Per Share
                                                    (Numerator)       (Denominator)          Amount
                                                    -----------       -------------          ------

Basic income per share                            $  12,773             7,973              $   1.60
                                                                                               ====

Effect of dilutive securities:
 Stock options                                            -               133
 Convertible debentures                                 187               140
                                                     ------             -----

Diluted income per share                          $  12,960             8,246              $  1.57
                                                     ======             =====                 ====

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued


      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

      INCOME PER SHARE, continued
      ----------------
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                             Weighted
                                                                          Average Common
                                                        Net Income            Shares             Per Share
                                                        (Numerator)        (Denominator)          Amount
                                                        -----------        -------------          ------
      Basic income per share                           $    11,054              7,810             $ 1.42
                                                                                                    ====

      Effect of dilutive securities:
       Stock options                                             -                 81
       Convertible debentures                                  189                140
                                                            ------              -----

      Diluted income per share                         $    11,243              8,031             $ 1.40
                                                            ======              =====               ====

 (1)  MERGERS AND ACQUISITIONS
      Effective August 27, 1999, the Company acquired, for 632,890 shares of its $1 par value common stock and approximately $8,700 paid for fractional shares, all of the outstanding common stock of 1st Floyd Bankshares, Inc., a $115 million one-bank holding company, located in Rome, Georgia. The acquisition was accounted for as a pooling of interests and accordingly, the consolidated financial statements for all periods presented have been restated to include the financial position and results of operations as if the combination had occurred on January 1, 1997.

      The following is a reconciliation of the amounts of net interest income and net earnings previously reported with the restated amounts (in thousands):

                                                              1999               1998             1997
                                                              ----               ----             ----
      Net interest income:
         The Company, as previously reported
           in 1998 and 1997                                 $  63,298            52,499           43,232

         Floyd                                                  4,676             3,711            2,486
                                                               ------           -------           ------

         As restated                                        $  67,974            56,210           45,718
                                                               ======            ======           ======

      Net income:
         The Company, as previously reported
           in 1998 and 1997                                 $  13,231            12,152           10,735

         Floyd                                                    417               621              319
                                                               ------           -------          -------

         As restated                                        $  13,648            12,773           11,054
                                                               ======            ======           ======

      United recorded merger, integration and restructuring charges of $1.8 million during 1999 associated with the acquisition of 1st Floyd
      Bankshares, Inc. The components of the charges are shown below (in thousands):

         Severance and related costs                          $   692
         Premises and equipment write-downs                       424
         Professional fees                                        522
         Other merger-related expenses                            207
                                                                -----
         Total                                                $ 1,845
                                                                =====

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

(1)   MERGERS AND ACQUISITIONS, continued
      The following table presents a summary of activity with respect to the merger-related accrual (in thousands):

                  Balance at beginning of year                    $         -
                  Merger-related charge                                 1,845
                  Cash payments                                          (956)
                  Noncash write-downs                                    (434)
                                                                      -------
                  Balance at end of year                          $       455
                                                                      =======



      On March 15, 1999, United acquired all the outstanding common stock of Adairsville Bancshares, Inc., the parent company of Bank of Adairsville, Adairsville, Georgia, for $7.1 million plus certain acquisition costs. United accounted for this transaction using the purchase method, and accordingly, the original purchase price was allocated to assets and liabilities acquired based upon their fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired (goodwill) was approximately $2.9 million and is being amortized over 15 years using the straight-line method.

      On January 30, 1998, Peoples assumed deposits of $23.4 million and purchased certain assets totaling $3.7 million of a branch in Ellijay, Georgia.

      Effective September 12, 1997, United acquired, for 646,257 shares of its $1 par value common stock and approximately $7,000 paid for fractional shares, all of the outstanding common stock of First Clayton Bancshares, Inc., a $73 million one-bank holding company, located in Clayton, Georgia. The acquisition was accounted for as a pooling of interests.

(2)   CASH FLOWS
      United paid approximately $78 million, $59 million and $47 million in interest on deposits and other liabilities during 1999, 1998 and 1997, respectively. In connection with United's 1999 acquisition of Adairsville, assets having a fair value of $36 million were acquired and liabilities totaling $32 million were assumed.

                                                                                    For the Years Ended December 31,
                                                                                    --------------------------------
                                                                                    1999           1998            1997
                                                                                    ----           ----            ----
       Schedule of noncash investing and financing activities (in thousands):
         Change in unrealized gains (losses) on securities available for sale,
           net of tax                                                           $ (10,013)           482            951
         Change in dividends payable                                            $     125             93            (66)
         Deposit liabilities assumed in branch acquisition                      $       -         23,399              -
         Assets acquired in branch acquisition, other than cash and
           cash equivalents                                                     $       -          3,246              -
         Investment securities purchase obligations                             $  14,500         10,645              -
         Transfer of securities held to maturity to available for sale          $  58,306              -              -
         Income tax benefit of disqualified disposition of shares under option  $     125              -              -


                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

(3)    INVESTMENT SECURITIES
       Investment securities at December 31, 1999 and 1998, are as follows (in thousands):

                                                                        December 31, 1999
                                                                        -----------------
                                                                      Gross           Gross        Estimated
                                                     Amortized      Unrealized     Unrealized        Fair
      SECURITIES AVAILABLE FOR SALE:                   Cost           Gains          Losses         Value
                                                       ----           ------         -------        -----
           U.S. Treasuries                         $   32,674               28           302         32,400
           U.S. Government agencies                   105,219                2         2,491        102,730
           State and political subdivisions            81,116              253         2,545         78,824
           Mortgage-backed securities                 305,951              449         8,468        297,932
           Other                                       23,403                -           786         22,617
                                                      -------              ---        ------        -------
              Total                                $  548,363              732        14,592        534,503
                                                      =======              ===        ======        =======

                                                                        December 31, 1998
                                                                        -----------------
                                                                      Gross           Gross        Estimated
                                                     Amortized      Unrealized     Unrealized        Fair
      SECURITIES AVAILABLE FOR SALE:                   Cost           Gains          Losses         Value
                                                       ----           ------         -------        -----

           U.S. Treasuries                         $   32,090              990             -         33,080
           U.S. Government agencies                    46,421              492             9         46,904
           State and political subdivisions            22,305              369            64         22,610
           Mortgage-backed securities                 220,171              945           480        220,636
           Other                                       10,615                1            59         10,557
                                                      -------            -----           ---        -------
              Total                                $  331,602            2,797           612        333,787
                                                      =======            =====           ===        =======

       SECURITIES HELD TO MATURITY:

           U.S. Government agencies                $    1,885                9             5          1,889
           State and political subdivisions            53,386            1,691            33         55,044
           Mortgage-backed securities                   2,122               55             5          2,172
           Other                                          913                -             -            913
                                                      -------            -----           ---         ------
              Total                                $   58,306            1,755            43         60,018
                                                       ======            =====            ==         ======

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTs, continued

(3)  INVESTMENT SECURITIES, continued
     The amortized cost and estimated fair value of the securities portfolio at December 31, 1999, by contractual maturity, is presented in the following table. Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.


                                                        Securities Available
                                                             for Sale
                                                  Amortized           Estimated
                                                     Cost             Fair Value
                                                     ----             ----------
     U.S. Treasuries:
       Within 1 year                               $   9,246               9,252
       1 to 5 years                                   23,428              23,148
                                                      ------              ------
                                                   $  32,674              32,400
                                                      ======              ======

     U.S. Government agencies:
       Within 1 year                               $   4,450               4,405
       1 to 5 years                                   63,670              61,903
       5 to 10 years                                  33,611              33,202
       More than 10 years                              3,488               3,220
                                                     -------             -------
                                                   $ 105,219             102,730
                                                     =======             =======

     State and political subdivisions:
       Within 1 year                               $   5,322               5,324
       1 to 5 years                                   32,469              32,280
       5 to 10 years                                  25,420              24,749
       More than 10 years                             17,905              16,471
                                                     -------             -------
                                                   $  81,116              78,824
                                                     =======             =======

     Other:
       More than 10 years                          $  23,403              22,617
                                                     =======             =======

     Total securities other than mortgage-backed
       securities:
       Within 1 year                               $  19,018              18,981
       1 to 5 years                                  119,567             117,331
       5 to 10 years                                  59,031              57,951
       More than 10 years                             44,796              42,308
       Mortgage-backed securities                    305,951             297,932
                                                     -------             -------
                                                   $ 548,363             534,503
                                                     =======             =======


     There were no sales of securities held to maturity during 1999, 1998 and 1997. Proceeds from sales of securities available for sale during 1999, 1998 and 1997 were $8 million, $44 million and $37 million, respectively. Gross gains of $646,000, $807,000 and $767,000 for 1999, 1998 and 1997,
     respectively, along with gross losses of $103,000, $3,000 and $30,000 for 1999, 1998 and 1997, respectively, were realized on those sales. Income tax expense recognized on these gains and losses was $206,000, $306,000 and $280,000 in 1999, 1998 and 1997, respectively.

     Securities with a carrying value of $141 million and $102 million at December 31, 1999 and 1998, respectively, were pledged to secure public deposits and Federal Home Loan Bank advances.

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(4)    LOANS AND ALLOWANCE FOR LOAN LOSSES
      Major classifications of loans at December 31, 1999 and 1998, are summarized as follows (in thousands):

                                                                   1999           1998
                                                                   ----           ----
           Commercial, financial and agricultural            $    121,325         109,647
           Real estate - construction                             161,020         121,900
           Real estate - mortgage                                 971,543         694,561
           Consumer                                               146,472         135,058
                                                               ----------      ----------
           Total loans                                          1,400,360       1,061,166
           Less allowance for loan losses                          17,722          12,680
                                                              -----------     -----------
           Loans, net                                        $  1,382,638       1,048,486
                                                                =========       =========


      The Banks grant loans and extensions of credit to individuals and a variety of firms and corporations located primarily in counties in North Georgia and Western North Carolina. Although the Banks have diversified loan portfolios, a substantial portion of the loan portfolios is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

      During 1999 and 1998, certain executive officers and directors of United and its Banks, including their immediate families and companies with which they are associated, maintained a variety of banking relationships with the Banks. Total loans outstanding to these persons at December 31, 1999 and 1998 amounted to $39,559,000 and $22,755,000, respectively. The change from December 31, 1998 to December 31, 1999 reflects payments amounting to $25,188,000 and advances of $41,992,000. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and do not represent more than normal credit risk.

      Changes in the allowance for loan losses are summarized as follows (in thousands):

                                                                         1999          1998         1997
                                                                         ----          ----         ----
          Balance at beginning of year                               $   12,680       10,989        8,536
          Allowance for loan losses acquired from Adairsville             1,822            -            -
          Provisions charged to income                                    5,104        2,612        2,814
          Loans charged off                                              (2,854)      (1,463)        (830)
          Recoveries of loans previously charged off                        970          542          469
                                                                       --------     --------     --------
          Balance at end of year                                     $   17,722       12,680       10,989
                                                                         ======       ======       ======


      United serviced approximately $55.0 million and $73.6 million of mortgage loans for others at December 31, 1999 and 1998, respectively.

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

(5)    PREMISES AND EQUIPMENT

       Premises and equipment at December 31, 1999 and 1998, are summarized as follows (in thousands):

                                                       1999            1998
                                                       ----            ----
          Land and land improvements                $ 10,662           8,187
          Building and improvements                   25,217          19,074
          Furniture and equipment                     25,449          20,714
          Construction in progress                     2,881           5,907
                                                      ------          ------
                                                      64,209          53,882
          Less accumulated depreciation               16,844          12,635
                                                      ------          ------
                                                    $ 47,365          41,247
                                                      ======          ======

      Depreciation expense was approximately $4.2 million, $2.8 million and $2.2 million in 1999, 1998 and 1997, respectively.

(6)   TIME DEPOSITS
      The aggregate amount of time deposit accounts with a minimum denomination of $100,000 was approximately $312,000,000 and $219,968,000 at December
      31, 1999 and 1998, respectively.

      At December 31, 1999, contractual maturities of time deposits are summarized as follows (in thousands):

                  Maturing In:
                  -----------

                  2000                                         $     829,681
                  2001                                               186,062
                  2002                                                28,983
                  2003                                                 7,990
                  2004                                                 1,512
                  Thereafter                                             390
                                                                   ---------
                                                               $   1,054,618
                                                                   =========

(7)   Federal Home Loan Bank Advances
      The Banks have advances from the Federal Home Loan Bank ("FHLB") with monthly interest payments and principal payments due at various maturity dates and interest rates ranging from 4.35% to 7.81% at December 31, 1999. The FHLB advances are collateralized by first mortgage loans, mortgage-backed securities and FHLB stock.

      Advances from FHLB outstanding at December 31, 1999 mature as follows (in thousands):

                  Year
                  ----

                  2000                                         $      80,682
                  2001                                                10,308
                  2002                                                56,433
                  2003                                                37,469
                  2004                                                39,255
                  Thereafter                                          63,425
                                                                     -------
                                                               $     287,572
                                                                     =======

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

(8)   LONG-TERM DEBT AND OTHER BORROWINGS
      Long-term debt and other borrowings at December 31, 1999 and 1998 consisted of the following (in thousands):

                                                                                               1999       1998
                                                                                               ----       ----
      Note payable, due at maturity with monthly interest payments through March
         2001,  secured by common  stock of the Bank  Subsidiaries.  Interest is variable  based on the  prime  rate  less  1.25%.  The  loan  agreement contains  covenants and  restrictions  pertaining to the maintenance of certain financial  ratios,  limitations on the incurrence of additional debt, and the  declaration of dividends or other capital  transactions.
         As of December 31, 1999,  the Company had  violated  certain  financial
         covenants; however, the Company has obtained a waiver of these violations.      $    15,365          -

      Commercial paper of Finance, due at maturity during 2000 and unsecured.
         Interest is from 6.50% to 7.00% and is payable monthly.                               2,151      1,277
                                                                                             -------      -----
                                                                                         $    17,516      1,277
                                                                                              ======      =====

(9)   CONVERTIBLE SUBORDINATED DEBENTURES
      On December 31, 1996, United completed a private placement of convertible subordinated debentures due December 31, 2006 (the "Debentures"). The Debentures bear interest at the rate of one quarter of one percentage point over the prime rate per annum, payable in quarterly installments. The Debentures may be redeemed, in whole or in part at the option of United upon at least 20 days and not more than 60 days notice, at a redemption price equal to 100% of the principal amount of the Debentures to be redeemed plus interest accrued and unpaid as of the date of redemption. The holders of the Debentures not called for redemption will have the right, exercisable at any time up to December 31, 2006, to convert such Debenture at the principal amount thereof into shares of common stock of United at the conversion price of $25 per share, subject to adjustment for stock splits and stock dividends.

      Certain directors and executive officers of United held convertible debentures totaling $2,800,000 at December 31, 1999 and 1998.

(10)  TRUST PREFERRED SECURITIES
      In July, 1998, United formed a wholly owned Delaware statutory business trust, United Community Capital Trust ("United Trust"), which issued $21 million of guaranteed preferred beneficial interests in United's junior subordinated deferrable interest debentures that qualify as Tier 1 capital under Federal Reserve Board guidelines. All of the common securities of United Trust are owned by United. The proceeds from the issuance of the Common Securities and the Trust Preferred Securities were used by United Trust to purchase $21.7 million of junior subordinated debentures of United which carry a fixed interest rate of 8.125 percent. The proceeds received by United from the sale of the junior subordinated debentures were used to prepay line of credit borrowings of approximately $11.8 million and for further investments in the Banks. The debentures represent the sole asset of United Trust. The debentures and related income statement effects are eliminated in United's financial statements.

      The Trust Preferred Securities accrue and pay distributions semiannually at a fixed rate of 8.125 percent per annum of the stated liquidation value of $1,000 per capital security. United has entered into contractual arrangements which, taken collectively, fully and unconditionally guarantee payment of: (i) accrued and unpaid distributions required to be paid on the Trust Preferred Securities; (ii) the redemption price with respect to any Trust Preferred Securities called for redemption by United Trust, and (iii) payments due upon a voluntary or involuntary dissolution, winding up or liquidation of United Trust.

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

(10)  TRUST PREFERRED SECURITIES, continued
      The Trust Preferred Securities are mandatorily redeemable upon maturity of the debentures on July 15, 2028, or upon earlier redemption as provided in the indenture. United has the right to redeem the debentures purchased by United Trust: (i) in whole or in part, on or after July 15, 2008, and (ii) in whole (but not in part) at any time within 90 days following the occurrence and during the continuation of a tax event, investment company event or capital treatment time (as defined in the offering circular). As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount, any accrued but unpaid interest, plus a premium ranging from 4.06 percent in 2008 to
      0.41 percent in 2017.

(11)  INCOME TAXES
      During  1999,   1998  and  1997,   United  made  income  tax  payments  of
      approximately $6.9 million, $6.3 million and $5.8 million, respectively.

      The components of income tax expense for the years ended December 31, 1999, 1998 and 1997 are as follows (in thousands):

                                                  1999         1998       1997
                                                  ----         ----       ----
           Current                              $ 7,509        6,756      5,391
           Deferred (reduction)                  (1,616)        (766)      (404)
                                                  -----        -----      -----
                                                $ 5,893        5,990      4,987
                                                  =====        =====      =====

      The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate (34 percent) to income before income taxes are as follows (in thousands):

                                                  1999         1998        1997
                                                  ----         ----        ----
           Pretax income at statutory rates     $ 6,644        6,379      5,454
           Add (deduct):
             Tax-exempt interest income          (1,360)      (1,158)      (878)
             Nondeductible interest expense         256          224        147
             Other                                  353          545        264
                                                  -----        -----      -----
                                                $ 5,893        5,990      4,987
                                                  =====        =====      =====

      The following summarizes the sources and expected tax consequences of future taxable deductions (income) which comprise the net deferred tax asset at December 31, 1999 and 1998 (in thousands):

                                                                           1999           1998
                                                                           ----           ----
           Deferred tax assets:
             Allowance for loan losses                                 $    6,823         4,848
             Net operating loss and credit carryforwards                      561             -
             Unrealized loss of securities available for sale               5,099             -
             Other                                                            253           122
                                                                           ------         -----
               Gross deferred tax assets                                   12,736         4,970
                                                                           ------         -----
           Deferred tax liabilities:
             Premises and equipment                                        (1,983)       (1,567)
             Unrealized gain on securities available for sale                   -          (879)
             Other                                                           (216)         (423)
                                                                           ------         -----
               Gross deferred tax liabilities                              (2,199)       (2,869)
                                                                           ------         -----
               Net deferred tax asset                                  $   10,537         2,101
                                                                           ======         =====

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(12)   EMPLOYEE BENEFIT PLANS
      United has contributory employee benefit plans covering substantially all employees, subject to certain minimum service requirements. United's contribution to the plans is determined annually by the Board of Directors and amounted to approximately $1,215,000, $1,025,000 and $803,000 in 1999,
      1998, and 1997, respectively. The companies acquired in 1999 sponsored certain defined contribution employee benefit plans that have been or will be merged into the existing plan of United. Under these plans, the acquired companies recognized expenses of approximately $113,000, $77,000 and $25,000 in 1999, 1998 and 1997, respectively.

      During 1998, United initiated a defined post-retirement benefit plan to provide retirement benefits to certain executive officers and other key employees and to provide death benefits for their designated beneficiaries. Under this plan, United purchased split-dollar whole life insurance contracts on the lives of each participant. At December 31, 1999 and 1998, the cash surrender value of the insurance contracts was approximately $8.6 million and $8.1 million, respectively. Expenses incurred for benefits were approximately $204,000 during 1999. No expenses were incurred for benefits during 1998.

(13)   REGULATORY MATTERS
      United and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, action by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios of total and Tier 1 capital (as defined) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Banks meet all capital adequacy requirements to which they are subject.

      Minimum ratios required by the Banks to ensure capital adequacy are 8% for total capital to risk weighted assets and 4% each for Tier 1 capital to risk weighted assets and Tier 1 capital to average assets. Minimum ratios required by the Banks to be well capitalized under prompt corrective action provisions are 10% for total capital to risk weighted assets, 6% for Tier 1 capital to risk weighted assets and 5% for Tier 1 capital to average assets. Minimum amounts required for capital adequacy purposes and to be well capitalized under prompt corrective action provisions are presented below for United and its most significant subsidiaries (in thousands). Prompt corrective action provisions do not apply to bank holding companies.

                                          Minimum                    Minimum                    Minimum
                                     Total Risk Based          Tier 1 Risk Based            Tier 1 Leverage
                                     ----------------          ------------------           ---------------
                                                 Prompt                     Prompt                      Prompt
                                   Capital     Corrective     Capital     Corrective     Capital      Corrective
                    1999           Adequacy      Action      Adequacy       Action       Adequacy       Action
                    ----           --------      ------      --------       ------       --------       ------
        Consolidated              $ 110,443          N/A       55,221           N/A        75,471           N/A
        UCB                          31,744       39,680       15,872        23,808        24,370        30,463
        Carolina                     30,176       37,720       15,088        22,632        22,933        28,666

                    1998
        Consolidated              $  88,550          N/A       44,275           N/A        59,805           N/A
        UCB                          27,819       34,774       13,910        20,864        18,811        23,514
        Carolina                     22,814       28,517       11,407        17,110        16,965        21,207


                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued


(13)  REGULATORY MATTERS, continued
      Actual capital amounts and ratios for United and its most significant Banks as of December 31, 1999 and 1998, are as follows (in thousands):

                                                 Actual                     Actual                      Actual
                                            Total Risk Based          Tier 1 Risk Based            Tier 1 Leverage
                                            -----------------         ------------------           ---------------
                                           Actual                    Actual                      Actual
                    1999                   Amount        Ratio       Amount        Ratio         Amount        Ratio
                    ----                   ------        -----       ------        -----         ------        -----
          Consolidated               $    137,298        9.95%      116,536        8.44%        116,536        5.52%
          UCB                              43,825       11.05%       38,865        9.80%         38,865        6.38%
          Carolina                         39,521       10.48%       34,991        9.28%         34,991        6.10%

                    1998
          Consolidated                $   122,468       11.06%      106,269        9.60%        106,269        7.11%
          UCB                              39,272       11.29%       35,209       10.13%         35,209        7.49%
          Carolina                         30,374       10.65%       26,808        9.40%         26,808        6.32%

      As of December 31, 1999 and 1998, the most recent notification from the FDIC categorized each of the Banks as well capitalized under the regulatory framework for prompt corrective action.

(14)  COMMITMENTS
      The Banks are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit, letters of credit and financial guarantees. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement the Banks have in particular classes of financial instruments.

      The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, letters of credit and financial guarantees written is represented by the contractual amount of these instruments. The Banks use the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. In most cases, collateral or other security is required to support financial instruments with credit risk.

      The following table summarizes, as of December 31, 1999 and 1998, the contract amount of off-balance sheet instruments (in thousands):

                                                                                          1999           1998
                                                                                          ----           ----
           Financial instruments whose contract amounts represent credit risk:
              Commitments to extend credit                                            $ 212,099          136,281
              Standby letters of credit                                               $   6,523            8,698

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on management's credit evaluation. Collateral held varies, but may include unimproved and improved real estate, certificates of deposit, personal property or other acceptable collateral.

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              Notes to Consolidated Financial Statements, continued

(14)  Commitments, continued
      Standby letters of credit and financial guarantees written are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to local businesses. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Banks hold real estate, certificates of deposit, equipment and automobiles as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments varies.

      United maintains an overall interest rate risk-management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain balance sheet assets and liabilities so that the net interest margin is not, on a material basis, adversely affected by movements in interest rates. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivative instruments that are linked to the hedged assets and liabilities. United views this strategy as a prudent management of interest rate sensitivity, such that earnings are not exposed to undue risk presented by changes in interest rates.

      Derivative instruments that are used as part of United's interest rate risk-management strategy include interest rate contracts (swaps and caps). As a matter of policy, United does not use highly leveraged derivative instruments for interest rate risk management. Interest rate swaps generally involve the exchange of fixed- and variable-rate interest payments between two parties, based on a common notional principal amount and maturity date. Interest rate cap agreements provide for a variable cash flow if interest rates exceed the cap rate, based on a notional principal amount and maturity date.

      By using derivative instruments, United is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the extent of the fair-value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes United, and, therefore, creates a repayment risk for United. When the fair value of a derivative contract is negative, United owes the counterparty and, therefore, it has no repayment risk. United minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed periodically by United.

      United's derivative activities are monitored by its asset/liability management committee as part of that committee's oversight of United's asset/liability and treasury functions. United's asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the overall interest-rate risk management.

      As described more fully in the summary of significant accounting policies, United adopted SFAS No. 133 during 1999. All of United's derivative financial instruments are classified as highly effective fair value hedges. United enters into interest-rate swaps and caps to convert a portion of its fixed rate loans and a portion of its fixed-rate liabilities to variable.

      For the year ended December 31, 1999, there were no material amounts recognized which represented the ineffective portion of fair-value hedges. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness, unless otherwise noted.

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
 (15) PREFERRED STOCK
      United may issue preferred stock in one or more series as established by resolution of the Board of Directors, up to a maximum of 10,000,000 shares. Each resolution shall include the number of shares issued, preferences, special rights and limitations as determined by the Board of Directors. At December 31, 1999 and 1998, there were no preferred shares issued or outstanding.

(16)  STOCKHOLDERS' EQUITy
      Dividends paid by the Banks are the primary source of funds available to United for payment of dividends to its stockholders and other needs. Applicable federal and state statutes and regulations impose restrictions on the amount of dividends that may be declared by the Banks. At December 31, 1999, approximately $23 million of the Banks' net assets were available for payment of dividends without prior approval from the regulatory authorities. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of each Bank's total capital in relation to its assets, deposits and other such items. Capital adequacy considerations could further limit the availability of dividends from the Banks.

      During 1997, United issued 300,000 shares of common stock for approximately $6,477,000, net of offering costs. The proceeds from this sale of stock were used to inject capital into the Banks and for general corporate purposes.

      During 1995, the Board of Directors adopted the Key Employee Stock Option Plan. Under this plan, options can be granted for shares of United's common stock at a price equal to the fair market value at the date of grant. At December 31, 1999, no shares were available for grant under this plan. Floyd also previously adopted a stock option plan for its key employees. This plan had provisions similar to United's plan. Holders of options under the Floyd plan were issued options in connection with the merger of United and Floyd at the exchange ratio of .8477 per option held. All option amounts detailed below have been restated to reflect the options outstanding under Floyd's plan.

      SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, entities to compute the fair value of options at the date of grant and to recognize such costs as compensation expense immediately if there is no vesting period or ratably over the vesting period of the options. United has chosen not to adopt the cost recognition principles of this statement and accounts for stock options under Accounting Principles Board Opinion No. 25 and its related interpretations. No compensation expense has been recognized in 1999, 1998 or 1997 related to the stock option plan. Had compensation cost been determined based upon the fair value of the options at the grant dates consistent with the method of SFAS No. 123, United's income and income per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                                1999         1998          1997
                                                                ----         ----          ----
        Net income                       As reported        $   13,648       12,773       11,054
                                         Pro forma          $   13,277       12,562       10,798

        Basic income per share           As reported        $    1.70         1.60          1.42
                                         Pro forma          $    1.66         1.58          1.38

        Diluted income per share         As reported        $    1.66         1.57          1.40
                                         Pro forma          $    1.62         1.55          1.37

      The fair value of each option granted is estimated on the date of grant using the minimum value method with the following weighted average assumptions used for grants in 1999, 1998 and 1997: dividend yield of 1%, risk free interest rate of 6% and an expected life of 10 years.

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

(16)   STOCKHOLDERS' EQUITY, continued
     A summary of activity in United's stock option plan is presented below:

                                                                          Weighted
                                                                           Average               Range
                                                           Option       Option Price           of Price
                                                           Shares         Per Share            Per Share
                                                           ------         ---------            ---------
          Options outstanding at December 31, 1996         92,000      $    13.65        $   10.00 - 18.00
          Options granted in 1997                         146,671      $    17.77        $   11.80 - 22.51
                                                          -------
          Options outstanding at December 31, 1997        238,671      $    16.18        $   10.00 - 22.51
          Options granted in 1998                          63,477      $    28.08        $   15.34 - 32.50
          Options exercised in 1998                        (8,500)     $    13.95        $   10.00 - 22.00
          Options forfeited in 1998                        (3,500)     $    20.40        $   18.00 - 22.00
                                                          -------
          Options outstanding at December 31, 1998        290,148      $    18.80        $   10.00 - 32.50
          Options granted in 1999                          82,300      $    37.75        $   37.75 - 40.00
          Options exercised in 1999                       (30,546)     $    12.15        $   10.00 - 30.00
          Options forfeited in 1999                        (1,000)     $    26.80        $   22.00 - 30.00
                                                          -------
          Options outstanding at December 31, 1999        340,902      $    24.37        $   10.00 - 40.00
                                                          =======

      Options on 214,562, 124,404, and 102,104 shares were exercisable at December 31, 1999, 1998 and 1997, respectively. The weighted average grant-date fair value of options granted in 1999, 1998 and 1997 was $15.65, $9.65 and $5.90, respectively. Such options have a weighted average remaining contractual life of approximately 7 years as of December 31, 1999.

(17)  SUPPLEMENTAL FINANCIAL DATA
      Components of other non-interest expenses in excess of 1% of total interest and non-interest income for the years ended December 31, 1999, 1998 and 1997 included advertising expenses of $1,673,000, $1,484,000, and $1,566,000, respectively.

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

(18)   UNITED COMMUNITY BANKS, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

                                 BALANCE SHEETS

                           DECEMBER 31, 1999 AND 1998
                                                                                      1999         1998
                                                                                      ----         ----
                                                                                        (IN THOUSANDS)
                                     Assets
                                     ------

       Cash                                                                      $       247           424
       Investment in subsidiaries                                                    128,402       109,780
       Other assets                                                                   11,361         8,982
                                                                                     -------     ---------
                                                                                 $   140,010       119,186
                                                                                     =======       =======

                      Liabilities and Stockholders' Equity
                      ------------------------------------

       Other liabilities                                                         $     3,225           200
       Notes payable                                                                  15,365             -
       Convertible subordinated debentures                                             3,500         3,500
       Junior subordinated debentures                                                 21,650        21,650
       Stockholders' equity                                                           96,270        93,836
                                                                                     -------      --------
                                                                                 $   140,010       119,186
                                                                                     =======       =======

                              STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                                 1999            1998         1997
                                                                                 ----            ----         ----
                                                                                            (In Thousands)
       Income:
         Dividends from subsidiaries                                            $  4,000          3,927        1,210
         Other                                                                     4,955          2,868          730
                                                                                 -------        -------     --------
                  Total income                                                     8,955          6,795        1,940
                                                                                 -------        -------      -------

       Expenses:
         Interest                                                                  2,671          1,560        1,045
         Other                                                                    10,397          5,638        2,097
                                                                                  ------        -------      -------
                  Total expense                                                   13,068          7,198        3,142
                                                                                  ------        -------      -------

       Loss before income tax benefit and equity in undistributed
         income of subsidiaries                                                   (4,113)          (403)      (1,202)
       Income tax benefit                                                          2,684          1,410          823
                                                                                  ------        -------     --------
       Income (loss) before equity in undistributed income of subsidiaries        (1,429)         1,007         (379)

       Equity in undistributed income of subsidiaries                             15,077         11,766       11,433
                                                                                  ------         ------       ------
                  Net income                                                    $ 13,648         12,773       11,054
                                                                                  ======         ======       ======

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

(18) UNITED COMMUNITY BANKS, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION, continued

                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                                      1999           1998          1997
                                                                                      ----           ----          ----
                                                                                                (IN THOUSANDS)
     Cash flows from operating activities:
       Net income                                                              $    13,648            12,773       11,054
       Adjustments to reconcile net income to net cash
         provided by (used in) operating activities:
           Equity in undistributed income of the subsidiaries                      (15,077)          (11,766)     (11,433)
           Depreciation, amortization and accretion                                    779               387          300
           Change in:
              Other assets                                                             503             1,600       (2,567)
              Other liabilities                                                      3,138              (736)         (27)
                                                                                   -------            ------       ------

                  Net cash provided by (used in) operating activities                2,991             2,258       (2,673)
                                                                                   -------            ------       ------

     Cash flows from investing activities:
       Purchase of premises and equipment                                             (737)           (2,173)      (1,273)
       Capital contributions to the subsidiaries                                    (9,300)           (7,899)      (5,250)
       Purchase of bank subsidiary                                                  (7,191)                -            -
       Purchase of investments                                                        (104)                -            -
                                                                                   -------            ------       ------

                  Net cash used in investing activities                            (17,332)          (10,072)      (6,523)
                                                                                   -------            ------       ------

     Cash flows from financing activities:
       Proceeds from junior subordinated debentures                                      -            21,650            -
       Proceeds from notes payable                                                  15,365                 -        3,400
       Repayments of notes payable                                                       -           (12,722)      (1,131)
       Proceeds from exercise of stock options                                         216               118            -
       Proceeds from sale of common stock                                                -                 -        6,477
       Proceeds from resale of treasury stock of pooled entity                           -                 -            6
       Dividends paid                                                               (1,417)           (1,089)        (825)
                                                                                   -------            ------       ------

                  Net cash provided by financing activities                         14,164             7,957        7,927
                                                                                   -------            ------       ------

                  Net change in cash                                                  (177)              143       (1,269)

     Cash at beginning of year                                                         424               281        1,550
                                                                                   -------            ------       ------

     Cash at end of year                                                       $       247               424          281
                                                                                  ========            ======       ======

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              Notes to Consolidated Financial Statements, continued

(19)  FAIR VALUE OF FINANCIAL INSTRUMENTS
      SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of United's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of United or its Banks, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by United since purchase, origination, or issuance.

        Cash and Cash Equivalents
        -------------------------
        For cash, due from banks and federal funds sold the carrying amount is a reasonable estimate of fair value.

        Securities Held to Maturity and Securities Available for Sale
        -------------------------------------------------------------
        Fair values for investment securities are based on quoted market prices.

        Loans and Mortgage Loans Held for Sale
        --------------------------------------
        The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

        Cash Surrender Value of Life Insurance
        --------------------------------------
        The carrying value of cash surrender value of life insurance is a reasonable estimate of fair value.

        Deposits
        --------
        The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

        Federal Funds Purchased and Repurchase Agreements
        -------------------------------------------------
        The  carrying   amount  of   federal  funds   purchased  and  repurchase
        agreements is a reasonable estimate of fair value.

        Federal Home Loan Bank Advances
        -------------------------------
        The fair value of United's fixed rate borrowings are estimated using discounted cash flows, based on United's current incremental borrowing rates for similar types of borrowing arrangements. For variable rate borrowings the carrying amount is a reasonable estimate of fair value.

        Long-Term Debt and Convertible Subordinated Debentures
        ------------------------------------------------------
        Long-term debt and convertible subordinated debentures are made using variable rates; thus, the carrying amount is a reasonable estimate of fair value.

        Trust Preferred Securities
        --------------------------
        The fair value of United's trust preferred securities is estimated using discounted cash flows, based on United's current incremental borrowing rates for similar types of borrowing arrangements.

        Interest Rate Swaps, Floors and Caps
        ------------------------------------
        The fair value of interest rate swaps, floors and caps is obtained from dealer quotes. These values represent the estimated amount United would receive or pay to terminate the contracts or agreements, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties.

        Commitments to Extend Credit, Standby Letters of Credit and Financial
        ---------------------------------------------------------------------
        Guarantees Written
        ------------------
        Because commitments to extend credit and standby letters of credit are made using variable rates or are commitments recently made, the contract value is a reasonable estimate of fair value.

                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

(19)   FAIR VALUE OF FINANCIAL INSTRUMENTS, continued
       Limitations
       -----------
       Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time United's entire holdings of a particular financial instrument. Because no market exists for a significant portion of United's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

       Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include the mortgage banking operation, brokerage network, deferred income taxes, premises and equipment and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

       The carrying amount and estimated fair values of United's financial instruments at December 31, 1999 and 1998 are as follows (in thousands):

                                                                 December 31, 1999                 December 31, 1998
                                                                 ------------------                -----------------
                                                                 Carrying     Estimated           Carrying      Estimated
                                                                  Amount      Fair Value           Amount      Fair Value
                                                                  ------      ----------           ------      ----------
         Assets:
            Cash and cash equivalents                          $   112,611       112,611            64,112         64,112
            Securities held to maturity                                  -             -            58,306         60,018
            Securities available for sale                          534,503       534,503           333,787        333,787
            Mortgage loans held for sale                             6,326         6,326             8,129          8,129
            Loans, net                                           1,382,638     1,378,299         1,048,486      1,051,252
            Cash surrender value of life insurance                   8,550         8,550             8,130          8,130

         Liabilities:
            Deposits                                             1,649,392       1,648,947       1,238,323      1,240,000
            Federal funds purchased and
               repurchase agreements                                31,812          31,812          26,520         26,520
            Federal Home Loan Bank advances                        287,572         287,126         186,854        182,485
            Long-term debt and other borrowings                     17,516          17,516           1,277          1,277
            Convertible subordinated debentures                      3,500           3,500           3,500          3,500
            Trust Preferred Securities                              21,000          17,188          21,000         19,336

            Interest rate contracts                                    113             113               -              -
         Unrecognized financial instruments:
            Commitments to extend credit                           212,099         212,099         136,281        136,281
            Standby letters of credit                                6,523           6,523           8,698          8,698
            Interest rate contracts                            $         -               -             437            448


                  UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED



(20) SUBSEQUENT EVENTS

     On March 3, 2000, United entered into a definitive agreement to acquire North Point Bancshares, Inc. (North Point), a $107 million one-bank holding company for Dawson County Bank, located in Dawsonville, Georgia for approximately 958,000 shares of its common stock. Also on March 3, 2000, United entered into an agreement to acquire Independent Bancshares, Inc. (Independent), a $145 million one-bank holding company for Independent Bank & Trust, located in Powder Springs, Georgia for approximately 872,000 shares of its common stock. These agreements are subject to approval of applicable regulatory authorities and shareholders and will be accounted for as pooling of interests. As such, historical financial information presented in future reports will be restated to include North Point and Independent.

     The following unaudited pro forma data summarizes operating data as if the combinations had been consummated on January 1, 1997:

                                                              As of and for the year ended
                                                       (in thousands, except per share amounts)
                                                       1999             1998             1997
                                                       ----             ----             ----
   Total assets                                  $  2,383,486        1,812,585         1,410,071
   Stockholders' equity                          $    118,908          115,415            99,571
   Net income                                    $     16,692           15,510            13,197
   Basic income per share                        $      1.70              1.59              1.41
   Diluted income per share                      $      1.67              1.56              1.40

UNITED COMMUNITY BANKS, INC.  AND  SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

---------------------------------------------------------------------------------------------------------------------
                                                                                     March 31,          December 31,
 (in thousands)                                                                        2000                 1999
---------------------------------------------------------------------------------------------------------------------
 ASSETS

   Cash and due from banks                                                    $        82,294                 89,231
   Federal funds sold                                                                     170                 23,380
---------------------------------------------------------------------------------------------------------------------
       Cash and cash equivalents                                                       82,464                112,611
---------------------------------------------------------------------------------------------------------------------


   Securities available for sale                                                      548,670                534,503
   Mortgage loans held for sale                                                         4,588                  6,326
   Loans, net of unearned income                                                    1,459,469              1,400,360
        Less: Allowance for loan losses                                               (18,922)               (17,722)
---------------------------------------------------------------------------------------------------------------------
             Loans, net                                                             1,440,547              1,382,638
---------------------------------------------------------------------------------------------------------------------

   Premises and equipment, net                                                         47,644                 47,365
   Accrued interest receivable                                                         19,406                 17,861
   Other assets                                                                        31,302                 30,136
---------------------------------------------------------------------------------------------------------------------
            Total assets                                                      $     2,174,621              2,131,440
=====================================================================================================================


 LIABILITIES AND STOCKHOLDERS' EQUITY

   Deposits:
        Demand                                                                $       210,248                192,006
        Interest bearing demand                                                       352,448                328,815
        Savings                                                                        78,147                 73,953
         Time                                                                       1,027,642              1,054,618
---------------------------------------------------------------------------------------------------------------------
              Total deposits                                                        1,668,485              1,649,392
---------------------------------------------------------------------------------------------------------------------

    Accrued expenses and other liabilities                                             20,149                 24,378
    Federal funds purchased and repurchase agreements                                  33,760                 31,812
    Federal Home Loan Bank advances                                                   309,940                287,572
    Long-term debt and other borrowings                                                19,331                 17,516
    Convertible subordinated debentures                                                 3,500                  3,500
     Trust Preferred Securities                                                        21,000                 21,000
---------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                          2,076,165              2,035,170
---------------------------------------------------------------------------------------------------------------------

 Stockholders' equity:
      Preferred Stock                                                                       -                      -
     Common stock, $1 par value; 10,000,000 shares authorized;
        8,034,268  shares issued and outstanding                                        8,034                  8,034
     Capital surplus                                                                   30,310                 30,310
     Retained earnings                                                                 69,807                 66,606
     Accumulated other comprehensive income (loss)                                     (9,695)                (8,680)
---------------------------------------------------------------------------------------------------------------------
         Total stockholders' equity                                                    98,456                 96,270
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity                           $     2,174,621              2,131,440
=====================================================================================================================

See notes to unaudted consolidated financial statements.

UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
Consolidated Statements of Income (Unaudited)

                                                                 For the Three Months Ended
                                                                          March 31,
 (IN THOUSANDS , EXCEPT PER SHARE DATA)                            2000               1999
----------------------------------------------------------------------------------------------
 Interest income:
     Interest and fees on loans                               $    34,484            26,541
     Interest on federal funds sold                                   202               170
     Interest on investment securities:
          Taxable                                                   7,849             5,201
          Tax exempt                                                  896               917
--------------------------------------------------------------------------------------------
              Total interest income                                43,431            32,829
--------------------------------------------------------------------------------------------

 INTEREST EXPENSE:
     Interest on deposits:
           Demand                                                   3,350             2,667
           Savings                                                    545               626
           Time                                                    15,290            10,312
      Notes payable, subordinated debentures, federal
           funds purchased and FHLB advances                        4,950             3,360
      Trust Preferred Securities                                      430               430
--------------------------------------------------------------------------------------------
          Total interest expense                                   24,565            17,395
--------------------------------------------------------------------------------------------
          Net interest income                                      18,866            15,434
 Provision for loan losses                                          1,546               980
--------------------------------------------------------------------------------------------
          Net interest income after provision for loan losses      17,320            14,454
--------------------------------------------------------------------------------------------

 NONINTEREST INCOME:
     Service charges and fees                                       1,473             1,164
     Securities gains, net                                              5                 5
     Mortgage loan and related fees                                   220               448
     Other non-interest income                                        992               862
--------------------------------------------------------------------------------------------
          Total noninterest income                                  2,690             2,479
--------------------------------------------------------------------------------------------

 NONINTEREST EXPENSE:
     Salaries and employee benefits                                 8,044             6,745
     Occupancy                                                      2,566             2,086
     Other noninterest expense                                      3,787             3,169
--------------------------------------------------------------------------------------------
          Total noninterest expense                                14,397            12,000
--------------------------------------------------------------------------------------------
     Income before income taxes                                     5,613             4,933
 Income taxes                                                       1,789             1,640
--------------------------------------------------------------------------------------------
         NET INCOME                                           $     3,824             3,293
============================================================================================

   Basic earnings per share                                   $      0.48              0.41
   Diluted earnings per share                                 $      0.47              0.40

   Average shares outstanding                                       8,034             8,004
   Diluted average shares outstanding                               8,317             8,293

See notes to unaudited consolidated financial statements.

 UNITED COMMUNITY BANKS, INC. & SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
 IN THOUSANDS

                                                                                 FOR THE THREE MONTHS ENDED
                                                                                            March 31
                                                                                    2000            1999
                                                                              ---------------------------------
                                                                                         (In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                     $   3,824               3,293
  Adjustments to reconcile net income to net cash
    provided (used) by operating activities:
      Depreciation, amortization and accretion                                       1,061               1,212
      Provision for loan losses                                                      1,546                 980
      Loss (gain) on sale of investment securities                                      (5)                 (5)
      Change in assets and liabilities:
          Interest receivable                                                       (1,545)               (524)
          Other assets                                                              (1,166)             (4,205)
          Accrued expenses and other liabilities                                    (4,229)              3,465
  Change in mortgage loans held for sale                                             1,738               2,649
                                                                                 -----------------------------

              NET CASH PROVIDED BY OPERATING ACTIVITIES                              1,224               6,865
                                                                                 -----------------------------

CASH FLOWS FROM INVESTING ACTIVITIES, NET OF PURCHASE ACQUISITIONS:
    Proceeds from sales of securities available for sale                               250                  38
    Proceeds from maturities and calls of securities available for sale             10,848              26,404
    Purchases of securities available for sale                                     (24,411)           (105,289)
    Purchase of life insurance contracts                                            (2,650)               --
    Net increase in loans                                                          (59,109)            (65,751)
    Net cash inflow (outflow) for branch and bank acquisitions                        --                (2,248)
    Proceeds from sale of other real estate                                             65                  20
    Purchase of bank premises and equipment                                         (1,186)             (1,154)
                                                                                 -----------------------------
              NET CASH USED IN INVESTING ACTIVITIES                                (76,193)           (147,980)
                                                                                 -----------------------------

CASH FLOWS FROM FINANCING ACTIVITIES, NET OF PURCHASE ACQUISITIONS:
    Net change in demand and savings deposits                                       46,069              40,685
    Net change in time deposits                                                    (26,976)              7,944
    Net change in federal funds purchased and
         repurchase agreements                                                       1,948              52,239
    Net change in FHLB advances                                                     22,368              42,769
    Net change in long-term debt and other borrowings                                1,815              10,960
    Dividends paid                                                                    (402)               (276)
                                                                                 -----------------------------
              NET CASH PROVIDED BY FINANCING ACTIVITIES                             44,822             154,321
                                                                                 -----------------------------


Net change in cash and cash equivalents                                            (30,147)             13,206
Cash and cash equivalents at beginning of period                                   112,611              64,112
                                                                                 -----------------------------

Cash and cash equivalents at end of period                                       $  82,464              77,318
                                                                                 =============================


 SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
       Interest                                                                  $  24,653              17,235
       Income Taxes                                                              $   2,330                 448

UNITED COMMUNITY BANKS, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
(in thousands)

                                                                           FOR THE THREE MONTHS
                                                                               ENDED MARCH 31
                                                                        --------------------------
                                                                          2000              1999
                                                                        -------           -------
Net income                                                              $ 3,824             3,293

Other comprehensive income (loss), before tax:
    Unrealized holding gains (losses) on investment
           securities available for sale                                 (1,533)              373
    Less reclassification adjustment for gains on investment
            securities available for sale                                     5                 5
                                                                        -------           -------
    Total other comprehensive income (loss), before tax                  (1,528)              378
                                                                        -------           -------


INCOME TAX EXPENSE (BENEFIT) RELATED TO OTHER
    COMPREHENSIVE INCOME
    Unrealized holding gains (losses) on investment securities             (515)              133
    Less reclassification adjustment for gains on investment
        securities available for sale                                         2                 2
                                                                        -------           -------
    Total income tax expense (benefit) related to other
       comprehensive income (loss)                                         (513)              135
                                                                        -------           -------
    Total other comprehensive income (loss), net of tax                  (1,015)              243
                                                                        -------           -------
        Total comprehensive income                                      $ 2,809             3,536
                                                                        =======           =======


See notes to unaudited consolidated financial statements.

UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES

         The accounting and financial reporting policies of United Community Banks, Inc. ("United") and its subsidiaries conform to generally accepted accounting principles and general banking industry practices. The following consolidated financial statements have not been audited and all material intercompany balances and transactions have been eliminated. A more detailed description of United's accounting policies is included in the 1999 annual report filed on Form 10-K.

         In management's opinion, all accounting adjustments necessary to accurately reflect the financial position and results of operations on the accompanying financial statements have been made. These adjustments are considered normal and recurring accruals considered necessary for a fair and accurate presentation. The results for interim periods are not necessarily indicative of results for the full year or any other interim periods.


NOTE 2 - RECENT DEVELOPMENTS


         On May 8, 2000, United commenced the process of conducting a public offering of between 350,000 and 450,000 shares of common stock at a price of $38.00 per share. United plans to use the net proceeds, which will range from approximately $13.2 to $17.0 million, to provide capital for its subsidiary banks and for general corporate purposes, including the reduction of parent company debt. Management expects the public offering will be completed during the second quarter of 2000.

         On March 3, 2000, United entered into an agreement to acquire North Point Bancshares, Inc. ("North Point"), a single-bank holding company based in Dawsonville, Georgia, in exchange for 958,211 shares of United common stock. This merger is expected to be completed during the second quarter of 2000 and will be accounted for as a pooling of interests. At March 31, 2000, North Point had $115.0 million of total assets, $105.6 million of total liabilities and $9.4 million of total stockholders' equity.

         On March 3, 2000, United entered into an agreement to acquire Independent Bancshares, Inc. ("Independent"), a single-bank holding company based in Powder Springs, Georgia, in exchange for 870,595 shares of United common stock. This merger is expected to be completed during the second quarter of 2000 and will be accounted for as a pooling of interests. At March 31, 2000, Independent had $161.1 million of total assets, $147.5 million of total liabilities and $13.5 million of total stockholders' equity.

NOTE 3  -  EARNINGS PER SHARE

                                                               For the Three Months
                                                                 Ended March 31,
(In thousands, except per share data)                          2000           1999
--------------------------------------------------------------------------------------
Basic earnings per share:
   Weighted average shares outstanding                         8,034          8,004
   Net income                                            $     3,824          3,293
   Basic earnings per share                              $      0.48           0.41

Diluted earnings per share:
    Weighted average shares outstanding                        8,034          8,004
     Net effect of the assumed exercise of
         stock options based on the treasury
         stock method using average market
         price for the period                                    143            149

    Effect of conversion of subordinated debt                    140            140
                                                           -------------------------

    Total weighted average shares and common
        stock equivalents outstanding                          8,317          8,293

    Net income, as reported                              $     3,824          3,293
    Income effect of conversion of subordinated
       debt, net of tax                                  $        47             43
                                                           -------------------------
    Net income, adjusted for effect of conversion
        of subordinated debt, net of tax                 $     3,871          3,336
                                                           =========================

    Diluted earnings per share                                  0.47           0.40

                                   APPENDIX A

           AGREEMENT AND PLAN OF MERGER BETWEEN UNITED AND NORTH POINT


                          AGREEMENT AND PLAN OF MERGER


                  THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is made and entered into as of this 3rd day of March, 2000, by and between UNITED COMMUNITY BANKS, INC. ("United") and NORTH POINT BANCSHARES, INC. ("North Point"), both Georgia corporations (said corporations are hereinafter collectively referred to as the "Constituent Corporations").

                                R E C I T A L S:
                                 - - - - - - - -

                  WHEREAS, the authorized capital stock of United consists of 10,000,000 shares of Common Stock, $1.00 par value per share (the "United Stock"), of which 8,429,090 shares are issued and outstanding; and

                  WHEREAS, the authorized capital stock of North Point consists of 5,000,000 shares of Common Stock, $5.00 par value per share, of which 428,385 shares are issued and outstanding ("North Point Stock"); and

                  WHEREAS, the respective Boards of Directors of the Constituent Corporations deem it advisable and in the best interests of each such corporation and its shareholders that North Point merge with United, with United being the surviving corporation; and

                  WHEREAS, the respective Boards of Directors of the Constituent Corporations, by resolutions duly adopted, have unanimously approved and adopted this Agreement, and the Board of Directors of North Point, by resolution duly adopted, has directed that this Agreement be submitted to the shareholders of North Point for their approval; and

                  WHEREAS, United has agreed to issue shares of United Stock which shareholders of North Point will be entitled to receive, according to the terms and conditions contained herein, on or after the Effective Date (as defined herein) of the merger provided for herein.

                  NOW, THEREFORE, for and in consideration of the premises and the mutual agreements herein contained, and other good and valuable consideration, the receipt and adequacy of which as legally sufficient consideration are hereby acknowledged, the parties hereto have agreed and do hereby agree, as follows:

         1.       MERGER.
                  ------

                  Pursuant to and with the effects provided in the applicable provisions of Article 11 of the Georgia Business Corporation Code, as amended (Chapter 2 of Title 14 of the Official Code of Georgia), North Point (hereinafter sometimes referred to as the "Merged Corporation") shall be merged with and into United (the "Merger"). United shall be the surviving corporation (the "Surviving Corporation") and shall continue under the name "United Community Banks, Inc." On the Effective Date (as defined herein) of the Merger, the individual existence of the Merged Corporation shall cease and terminate.

         2.       ACTIONS TO BE TAKEN.
                  -------------------

                  The acts and things required to be done by the Georgia Business Corporation Code in order to make this Agreement effective, including the submission of this Agreement to the shareholders of the Merged Corporation and the filing of the Certificate of Merger relating hereto in the manner provided in said Code, shall be attended to and done by the proper officers of the Constituent Corporations with the assistance of counsel as soon as practicable.

         3.       EFFECTIVE DATE.
                  --------------

                  The Merger shall be effective upon the approval of this Agreement by the shareholders of the Merged Corporation and the filing of the Certificate of Merger relating hereto in the manner provided in the Georgia Business Corporation Code (the "Effective Date").

         4. ARTICLES OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION.
            -----------------------------------------------------------------

                  (a) The Articles of Incorporation of United, as heretofore amended, shall on the Effective Date be the Articles of Incorporation of the Surviving Corporation.

                  (b) Until altered, amended or repealed, as therein provided, the Bylaws of United as in effect on the Effective Date shall be the Bylaws of the Surviving Corporation.

         5. MANNER AND BASIS OF CONVERTING SHARES OF CAPITAL STOCK; CAPITAL STRUCTURE OF THE SURVIVING CORPORATION.
--------------------------------------------------------------------------------


                  The manner and basis of converting the shares of capital stock of each of the Constituent Corporations into shares of the Surviving Corporation shall be as follows:

                  (a) Upon the Effective Date each of the shares of North Point Stock outstanding on the Effective Date shall be converted into fully paid and nonassessable shares of United Stock at the rate of 2.2368 shares of United Stock for each outstanding share of North Point Stock. If either party should change the number of its outstanding shares as a result of a stock split, stock dividend, or similar recapitalization with respect to such shares prior to the Effective Date then the shares to be issued hereunder to holders of North Point Stock shall be proportionately adjusted.

                  (b) No scrip or fractional share certificates of United Stock shall be issued in connection with the Merger and an outstanding fractional share interest will not entitle the owner thereof to vote, to receive dividends or to have any of the rights of a shareholder with respect to such fractional interest. In lieu of any fractional interest, there shall be paid in cash an amount (computed to the nearest cent) equal to such fraction multiplied by $38.00.

                  (c) As soon as practicable after the Effective Date, each holder as of the Effective Date of any of the shares of North Point Stock, upon presentation and surrender of the certificates representing such shares to United, shall be entitled to receive in exchange therefor a certificate representing the number of shares of United Stock to which such shareholder shall be entitled according to the terms of this Agreement. Until such surrender, each such outstanding certificate which prior to the Effective Date represented North Point Stock shall be deemed for all corporate purposes to evidence ownership of the number of shares of United Stock into which the same shall have been converted and the right to receive payment for fractional shares.

                  (d) Upon the Effective Date, each share of United Stock issued and outstanding immediately prior to the Effective Date shall continue unchanged and shall continue to evidence a share of common stock of the Surviving Corporation.

         6.       TERMINATION OF SEPARATE EXISTENCE.
                  ---------------------------------

                  Upon the Effective Date, the separate existence of the Merged Corporation shall cease and the Surviving Corporation shall possess all of the rights, privileges, immunities, powers and franchises, as well of a public nature as of a private nature, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and all and every other interest of or belonging to or due to each of the Constituent Corporations shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed, and the title to any real estate or any interest therein, vested in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of each of the Constituent Corporations; and any claim existing or action or proceeding, civil or criminal, pending by or against either of said Constituent Corporations may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place, and any judgment rendered against either of the Constituent Corporations may thenceforth be enforced against the Surviving Corporation; and neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by the Merger.

         7.       FURTHER ASSIGNMENTS.
                  -------------------

                  If at any time the Surviving Corporation shall consider or be advised that any further assignments or assurances in law or any other things are necessary or desirable to vest in said corporation, according to the terms hereof, the title to any property or rights of the Merged Corporation, the proper officers and directors of the Merged Corporation shall and will execute and make all such proper assignments and assurances and do all things necessary and proper to vest title in such property or rights in the Surviving Corporation, and otherwise to carry out the purposes of this Agreement.

         8.       CONDITIONS PRECEDENT TO CONSUMMATION OF THE MERGER.
                  --------------------------------------------------

                  This Agreement is subject to, and consummation of the Merger is conditioned upon, the fulfillment as of the Effective Date of each of the following conditions:

                  (a) Approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding voting shares of North Point Stock; and

                  (b) All the terms, covenants, agreements, obligations and conditions of the Agreement and Plan of Reorganization (the "Acquisition Agreement") of even date herewith by and between North Point and United to be complied with, satisfied and performed on or prior to the Closing Date (as defined therein), shall have been complied with, satisfied and performed in all material respects unless accomplishment of such covenants, agreements, obligations and conditions has been waived by the party benefited thereby.

         9.       TERMINATION.
                  -----------

                  This Agreement may be terminated and the Merger abandoned in accordance with the terms of the Acquisition Agreement, at any time before or after adoption of this Agreement by the directors of either of the Constituent Corporations, notwithstanding favorable action on the Merger by the shareholders of the Merged Corporation, but not later than the issuance of the certificate of merger by the Secretary of State of Georgia with respect to the Merger in accordance with the provisions of the Georgia Business Corporation Code.

         10.      COUNTERPARTS; TITLE; HEADINGS.
                  -----------------------------

                  This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. The title of this Agreement and the headings herein set out are for the convenience of reference only and shall not be deemed a part of this Agreement.

         11.      AMENDMENTS; ADDITIONAL AGREEMENTS.
                  ---------------------------------

                  At any time before or after approval and adoption by the shareholders of North Point, this Agreement may be modified, amended or supplemented by additional agreements, articles or certificates as may be determined in the judgment of the respective Boards of Directors of the Constituent Corporations to be necessary, desirable or expedient to further the purposes of this Agreement, to clarify the intention of the parties, to add to or modify the covenants, terms or conditions contained herein or to effectuate or facilitate any governmental approval of the Merger or this Agreement, or otherwise to effectuate or facilitate the consummation of the transactions contemplated hereby; provided, however, that no such modification, amendment or supplement shall reduce to any extent the consideration into which shares of North Point Stock shall be converted in the Merger pursuant to Section 5 hereof.

                  IN WITNESS WHEREOF, the Constituent Corporations have each caused this Agreement to be executed on their respective behalfs and their respective corporate seals to be affixed hereto as of the day and year first above written.

                                               UNITED COMMUNITY BANKS, INC.

(CORPORATE SEAL)

                                               By: /s/ Christopher J. Bledsoe
                                                  ------------------------------
ATTEST:                                           Christopher J. Bledsoe
                                                  Senior Vice President

 /s/ Patrick J. Rusnak
-----------------------------
Vice President


                                                NORTH POINT BANCSHARES, INC.

(CORPORATE SEAL)

                                                By: /s/ Don D. Gordon
                                                   -----------------------------
                                                   Name:  Don D. Gordon
                                                   Title: President

 /s/ Jimmy C. Bruce
-----------------------------
Secretary

                                   APPENDIX B

                       GEORGIA DISSENTER'S RIGHTS STATUTES


14-2-1301.  DEFINITIONS.

As used in this article, the term:

         (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

         (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

         (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

         (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

         (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

         (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

         (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

         (8) "Shareholder" means the record shareholder or the beneficial shareholder. (Code 1981, section 14-2-1301, enacted by Ga. L. 1988, p. 1070, section 1; Ga. L. 1993, p. 1231, section 16.)

14-2-1302. RIGHT TO DISSENT.

         (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

                  (1) Consummation of a plan of merger to which the corporation is a party:

                           (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or 14-2-1104 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

                           (B) If the corporation is a subsidiary that is merged
                  with its parent under Code Section 14-2-1104;

                  (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

                  (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

                  (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

                           (A) Alters or abolishes a  preferential  right of the
                  shares;

                           (B) Creates,  alters, or abolishes a right in respect
                  of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

                           (C) Alters or  abolishes  a  preemptive  right of the
                  holder of the shares to acquire shares or other securities;

                           (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

                           (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

                           (F) Cancels,  redeems,  or repurchases all or part of
                  the shares of the class; or

                  (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

         (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's rights.

         (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

                  (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

                  (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise. (Code 1981, section 14-2-1302, enacted by Ga. L. 1988, p. 1070, section 1; Ga. L. 1989, p. 946, section 58.)

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

         A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. (Code 1981, section 14-2-1303, enacted by Ga. L. 1988, p. 1070, section 1.)

14-2-1320. NOTICE OF DISSENTERS' RIGHTS.

         (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

         (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken. (Code 1981, section 14-2-1320, enacted by Ga. L. 1988, p. 1070, section 1; Ga. L.
1993, p. 1231, section 17.)

14-2-1321. NOTICE OF INTENT TO DEMAND PAYMENT.

         (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

                  (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

                  (2) Must not vote his shares in favor of the proposed action.

         (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article. (Code 1981, section 14-2-1321, enacted by Ga. L. 1988, p. 1070, section 1.)

14-2-1322. DISSENTERS' NOTICE.

         (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

         (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

                  (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

                  (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

                  (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

                  (4) Be accompanied by a copy of this article. (Code 1981, section 14-2-1322, enacted by Ga. L. 1988, p. 1070, section 1.)

14-2-1323.  DUTY TO DEMAND PAYMENT.

         (a) A record  shareholder  sent a dissenters'  notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

         (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

         (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article. (Code 1981, section 14-2-1323, enacted by Ga. L. 1988, p. 1070, section 1.)

14-2-1324. SHARE RESTRICTIONS.

         (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

         (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. (Code 1981, section 14-2-1324, enacted by Ga. L. 1988, p. 1070, section 1.)

14-2-1325. OFFER OF PAYMENT.

         (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

         (b) The offer of payment must be accompanied by:

                  (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

                  (2) A statement of the corporation's estimate of the fair value of the shares;

                  (3) An explanation of how the interest was calculated;

                  (4) A statement of the dissenter's right to demand payment under Code Section 14-2-1327; and

                  (5) A copy of this article.

         (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later. (Code 1981, section 14-2-1325, enacted by Ga. L. 1988, p. 1070, section 1; Ga.
L. 1989, p. 946, section 59; Ga. L. 1993, p. 1231, section 18.)

14-2-1326. FAILURE TO TAKE ACTION.

         (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure. (Code 1981, section 14-2-1326, enacted by Ga. L. 1988, p. 1070, section 1; Ga. L. 1990, p. 257, section 20.)

14-2-1327. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

         (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

                  (1) The dissenter  believes that the amount offered under Code
         Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

                  (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

         (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection
(a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

         (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

                  (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

                  (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due. (Code 1981, section 14-2-1327, enacted by Ga. L. 1988, p. 1070, section 1; Ga. L. 1989, p. 946, section 60; Ga.
         L. 1990, p. 257, section 21; Ga. L. 1993, p. 1231, section 19.)

14-2-1330.  COURT ACTION.

         (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

         (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

         (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

         (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment. (Code 1981, section 14-2-1330, enacted by Ga. L. 1988, p. 1070, section 1; Ga. L. 1989, p. 946, section 61; Ga.
L. 1993, p. 1231, section 20.)

14-2-1331.  COURT COSTS AND COUNSEL FEES.

         (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

         (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable;

                  (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

                  (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

         (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited. (Code 1981, section 14-2-1331, enacted by Ga. L. 1988, p. 1070, section 1.)

14-2-1332.  LIMITATION OF ACTIONS.

         No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322. (Code 1981, section 14-2-1332, enacted by Ga. L. 1988, p. 1070, section 1.)

                                      PROXY

                          NORTH POINT BANCSHARES, INC.
                              DAWSONVILLE, GEORGIA

           THIS PROXY IS SOLICITED BY NORTH POINT'S BOARD OF DIRECTORS


         WHEN THIS PROXY IS PROPERLY EXECUTED AND RETURNED, AND NOT REVOKED, THE SHARES OF COMMON STOCK IT REPRESENTS WILL BE VOTED AT THE MEETING IN ACCORDANCE WITH THE CHOICE SPECIFIED BELOW, AND IF NO CHOICE IS SPECIFIED, IT WILL BE VOTED FOR APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION AND AGREEMENT AND PLAN OF MERGER BETWEEN UNITED COMMUNITY BANKS, INC. AND NORTH POINT BANCSHARES, INC., DATED MARCH 3, 2000.

         The undersigned shareholder of North Point Bancshares, Inc. hereby appoints __________ or ____________________, or either of them, with full power of substitution to each, the proxies of the undersigned to vote, as designated below, the shares of the undersigned at the special meeting of shareholders of North Point Bancshares, Inc. to be held on __________________, 2000, and at any adjournments thereof;

         (a) PROPOSAL TO APPROVE THE MERGER AGREEMENT, providing for the merger of North Point with and into United, pursuant to which each outstanding share of common stock of North Point will be converted, subject to certain terms, conditions, and adjustments as described in the merger agreement, into 2.2368 shares of common stock of United, and instead of the issuance of fractional shares of United, United will pay cash in an amount equal to the fraction multiplied by $38.00.

         FOR  |_|               AGAINST  |_|               ABSTAIN  |_|

         (b) IN ACCORDANCE WITH THEIR BEST JUDGMENT with respect to any other matters which may properly come before the meeting and any adjournment thereof.

Please date and sign this Proxy exactly as your name appears below:

                                          Dated:  _______________________, 2000

[LABEL]                            ____________________________________________

                                   ____________________________________________

NOTE: When signing as attorney, trustee, administrator, executor, or guardian, please give your full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. In the case of joint tenants, each joint owner must sign.

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         United's Bylaws require it to indemnify and hold harmless its directors, officers, and agents against judgments, fines, penalties, amounts paid in settlement, and expenses, including attorney's fees, resulting from various types of legal actions or proceedings if the actions of the party being indemnified meet the standards of conduct specified therein. Determination concerning whether or not the applicable standard of conduct has been met can be made by (a) a disinterested majority of the board of directors, (b) United legal counsel, or (c) an affirmative vote of a majority of shares held by the shareholders. No indemnification may be made to or on behalf of a corporate director, officer, employee or agent (a) in connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation or (b) in connection with any other proceeding in which such person was adjudged liable on the basis that personal benefit was improperly received by him. As provided under Georgia law, the liability of a director may not be eliminated or limited (a) for any appropriation, in violation of his duties, of any business opportunity of United, (b) for acts or omissions which involve intentional misconduct or a knowing violation of law, (c) for unlawful corporate distributions or (d) for any transaction from which the director received an improper benefit.

         United's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a)      Exhibits.         Description of Exhibit
                  --------          ----------------------

                  2 Agreement and Plan of Merger by and between United Community Banks, Inc. and North Point Bancshares, Inc., dated as of March 3, 2000.

                  3.1 Articles of Incorporation of United, as amended (included as Exhibit 3.1 to United's Annual Report on Form 10-K, for the year ended December 31, 1998 (the "1998 10-K") previously filed with the SEC and incorporated herein by reference).

                  3.2 Amended and Restated Bylaws of United, as amended (included as Exhibit 3.2 to the 1998 10-K and incorporated herein by reference).

                  4.1 Junior Subordinated Indenture of United with The Chase Manhattan Bank, as Trustee, relating to the Junior Subordinated Debentures (included as Exhibit
                           4.1 to United's Registration Statement on Form S-4, File No. 333-64911, filed with the SEC on September 30, 1999 (the "1999 S-4") and incorporated herein by reference).

                  4.2 Form of Certificate of Junior Subordinated Debenture (included as Exhibit 4.2 to the 1999 S-4 previously filed with the Commission and incorporated herein by reference).

                  4.3 Certificate of Trust of United Community Capital Trust (included as Exhibit 4.3 to the 1999 S-4 previously filed with the Commission and incorporated herein by reference).

                  4.4 Amended and Restated Trust Agreement for United Community Capital Trust (included as Exhibit 4.4 to the 1999 S-4 previously filed with the Commission and incorporated herein by reference).

                  4.5 Form of New Capital Security Certificate for United Community Capital Trust (included as Exhibit 4.5 to the 1999 S-4 previously filed with the Commission and incorporated herein by reference).

                  4.6 Guarantee of United relating to the Capital Securities (included as Exhibit 4.6 to the 1999 S-4 previously filed with the Commission and incorporated herein by reference).

                  4.7      Registration  Rights  Agreement  (included as Exhibit
                           4.7 to the 1999 S-4 previously filed with the Commission and incorporated herein by reference).

                  4.8 Form of Floating Rate Convertible Subordinated Payable In Kind Debenture due December 31, 2006 (included as Exhibit 4.2 to United's Registration Statement on Form S-1, File No. 33-93278, filed with the Commission on June 8, 1995, and incorporated herein by reference).

                  4.9 Form of Subscription Agreement (included as Exhibit A to United's Form S-1, File No. 333-20887, filed with the Commission on January 31, 1998 and incorporated by reference).

                  4.10 See Exhibits 3.1 and 3.2 for provisions of Articles of Incorporation and By-Laws, as amended, which define the rights of the Shareholders.

                  4.11 Form of certificate for United common stock (included as Exhibit 4.3 to United's Form S-4, File No. 333-83113, filed with the Commission on July 14, 1999 and incorporated by reference (the "Floyd S-4")).

                  5        Opinion and Consent of Kilpatrick Stockton LLP.

                  8 Opinion and Consent of Kilpatrick Stockton LLP as to the federal income tax consequences to the merger of United Community Banks, Inc. and North Point Bancshares, Inc.

                  10.1 United's 1995 Key Employee Stock Option Plan (included as Exhibit 10.3 to United's Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 10- K"), previously filed with the Commission and incorporated herein by reference).

                  10.2 Broker Dealer Agreement between the Registrant and The Carson Medlin Company dated January 28, 1998 (included as Exhibit 10.10 to United's Registration Statement on Form S-1, File No. 333-20887, previously filed with the Commission on January 31, 1998, and incorporated herein by reference).

                  10.3 Amendment to Broker Dealer Agreement between the Registrant and The Carson Medlin Company dated March 3, 1998 (included as Exhibit 10.11 to United's Registration Statement on Form S-1, File No. 333-20887, filed with the Commission on January 31, 1998, and incorporated herein by reference).

                  10.4 Agreement and Plan of Merger, dated June 12, 1998, by and between United and First Clayton Bancshares, Inc. (included as Appendix A to United's Registration Statement on Form S-4, File No. 333-31998, filed with the Commission on July 24, 1998, and incorporated herein by reference).

                  10.5 Agreement and Plan of Reorganization and Agreement and Plan of Merger, dated June 3, 1999, by and between United and 1st Floyd Bankshares (included as
                           Exhibit 2.1 to the Floyd S-4 and incorporated herein by reference).

                  10.6 Broker Dealer Agreement between the Registrant and Wachovia Securities, Inc. dated March 31, 2000 (includedas Exhibit 1.1 to United's Registration Statement on Form S-3, File No. 333-33802, filed with the Commission on March 31, 2000 (the "2000 S-3") and incorporated herein by reference).

                  10.7 Escrow Agreement between the Registrant and Wachovia Securities, Inc. dated March 31, 2000 (included as
                           Exhibit 1.2 to the 2000 S-3 and incorporated herein by reference).

                  21 Subsidiaries of United (included as Exhibit 21 to the Floyd S-4 and incorporated by reference).

                  23.1     Consent of Porter Keadle Moore, LLP.

                  23.2     Consent of Mauldin & Jenkins, LLC.

                  23.3 Consent of Kilpatrick Stockton LLP (included as part of Exhibits 5 and 8).

                  24 Power of Attorney (included on the Signature Page to the Registration Statement).

                  99 Annual Report on Form 10-K, as amended, for the year ended December 31, 1999, for United (previously filed by United with the SEC on March 13, 2000, as amended, and incorporated herein by reference).


         (b)       Financial Statement Schedules.
                   -----------------------------

         No financial statements schedules are required to be filed as part of this Registration Statement.

ITEM 22.  UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (b) The undersigned  registrant hereby undertakes that every prospectus
(i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and United being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, UNITED COMMUNITY BANKS, INC. HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BLAIRSVILLE, STATE OF GEORGIA, ON MAY ____, 2000.

                                       UNITED COMMUNITY BANKS, INC.


                                       By:/s/ Jimmy C. Tallent
                                          ---------------------------------
                                          Jimmy C. Tallent, President


                                POWER OF ATTORNEY

         Know all men by these presents, that each person whose signature appears below constitutes and appoints Jimmy C. Tallent and Robert L. Head, or either of them, as attorney-in-fact, with each having the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-4 and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON MAY ____, 2000.

     SIGNATURE                                                             TITLE
     ---------                                                             -----

/s/ Jimmy C. Tallent                               President and Director (Principal Executive
-------------------------------------              Officer)
     Jimmy C. Tallent


/s/ Robert L. Head, Jr.                            Chairman of the Board of Directors
-------------------------------------
     Robert L. Head, Jr.


/s/  Christopher J. Bledsoe                        Chief Financial Officer (Principal
-------------------------------------              Financial Officer)
     Christopher J. Bledsoe


/s/  Patrick J. Rusnak                             Controller (Principal Accounting Officer)
-------------------------------------
     Patrick J. Rusnak


/s/  Billy M. Decker                               Director
-------------------------------------
     Billy M. Decker


/s/  Thomas C. Gilliland                           Director
-------------------------------------
     Thomas C. Gilliland


/s/  Charles Hill                                  Director
-------------------------------------
     Charles Hill


/s/  Hoyt O. Holloway                              Director
-------------------------------------
     Hoyt O. Holloway


/s/  P. Deral Horne                                Director
-------------------------------------
     P. Deral Horne


/s/  John P. Martin                                Director
-------------------------------------
     John P. Martin


/s/  Clarence William Mason, Sr.                   Director
-------------------------------------
     Clarence William Mason, Sr.


/s/  Zell B. Miller                                Director
-------------------------------------
     Zell B. Miller


/s/  W.C. Nelson, Jr.                              Director
-------------------------------------
     W.C. Nelson, Jr.


/s/  Charles E. Parks                              Director
-------------------------------------
     Charles E. Parks


/s/  Tim Wallis                                    Director
-------------------------------------
     Tim Wallis

                                  EXHIBIT INDEX


         5        Opinion and Consent of Kilpatrick Stockton LLP.

         8.1 Opinion and Consent of Kilpatrick Stockton LLP as to the federal income tax consequences to the merger of United Community Banks, Inc. and North Point Bancshares, Inc.

         23.1     Consent of Porter Keadle Moore, LLP.

         23.2     Consent of Mauldin & Jenkins, LLC.